CONFIDENTIAL TREATMENT REQUESTED
As confidentially submitted to the Securities and Exchange Commission on November 15, 2013. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KineMed, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	91-2104596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5980 Horton Street Suite 470
Emeryville, California 94608
(510) 655-6525

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

David M. Fineman
Chief Executive Officer
KineMed, Inc.
5980 Horton Street Suite 470
Emeryville, California 94608
(510) 655-6525

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jon Layman William I. Intner Hogan Lovells US LLP 525 University Avenue 3rd Floor Palo Alto, California 94301 (650) 463-4000	Robert J. Endicott Todd M. Kaye Bryan Cave LLP One Metropolitan Square 211 North Broadway Suite 3600 St. Louis, Missouri 63102 (314) 259-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Common Stock, $0.001 par value per share	$48,300,000	$6,221.04

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes the offering price of shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED NOVEMBER 15, 2013

         Shares
Common Stock

This is a firm commitment initial public offering of      shares of common stock of KineMed, Inc. No public market currently exists for our common stock. We anticipate that the initial public offering price of our shares of common stock will be between $     and $     per share.

We intend to apply to list our shares of common stock for trading on The NASDAQ Capital Market under the symbol “KNMD.” No assurance can be given that our application will be approved.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 30-day option to the representative of the underwriters to purchase up to            additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about            , 2014.

Aegis Capital Corp

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of our common stock and the distribution of this prospectus outside the United States.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “KineMed,” “the company,” “we,” “us,” “our” and similar references refer to KineMed, Inc. The KineMed name and logo are our trademarks, and KineMed® is our registered trademark in the United States. This prospectus also contains registered marks, trademarks and trade names of other companies. All other registered marks, trademarks and trade names appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Overview

We are a commercial-stage company focused on applying our proprietary biomarker platform technology to drug development, prescription and non-prescription medical diagnostics and the pairing of drugs with diagnostic biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. We believe that biomarker tests that identify the cause of a disease and that can monitor over time the activity of the biological processes of health and disease in an individual can fundamentally change the management of disease. Our diagnostic biomarker tests, or biomarker tests, directly measure the biological processes that cause disease by revealing the flux, or rate of production and destruction, over a period of time, of the key molecules involved in these biological processes. We believe that measuring molecular fluxes can provide interpretable information that may be predictive for clinically meaningful endpoints for a particular patient and are designed to reveal personalized information for a patient that can guide healthcare decisions. As a result, we believe our biomarker tests have the potential to have a transformative effect on healthcare by providing information that can be used to make drug development more efficient, increase markets and sales for medicines and other health-related products and guide healthcare decisions by physicians and wellness decisions by consumers.

We have an extensive record of collaborating with pharmaceutical companies and others to apply our biomarkers to drug development. We have negotiated and signed a total of approximately 100 revenue-generating collaborations with pharmaceutical and biotechnology companies, in addition to approximately 14 similar revenue-generating collaborations with non-profit foundations and agencies. Our collaborators have included Glaxo Group Limited, or GSK, Pfizer Inc., and Amgen Inc. as well as the National Institutes of Health, or NIH, and medical research foundations, such as the Michael J. Fox Foundation, the Cure Huntington’s Disease Initiative Foundation, or CDHI, and the Susan G. Komen Breast Cancer Foundation.

We are focused on applying our proprietary biomarker platform to three commercial areas:

•	collaborations with corporate partners to develop drugs and other health-related products;
•	sales of biomarker tests for non-prescription wellness management and for physicians to manage significant unmet medical needs; and
•	opportunities to pair sales of drugs and nutraceuticals with our biomarker tests.

We believe that an essential element of the value of our biomarker platform technology is the intellectual property that we have assembled in the field of molecular flux biomarkers over the past decade, including 80 issued and approximately 13 pending U.S. and international patents exclusively licensed by us from Regents of the University of California, which were invented or co-invented by our President and Chief Scientific Officer and University of California professor Dr. Marc Hellerstein.

Our Solution

Our approach to solving problems in healthcare focuses on the discovery and application of transformative biomarker tests that can be used to guide decisions in drug development, medical practice and wellness management. By measuring the biological processes that are causal in human health and disease, our biomarkers are designed to be predictive of the clinical course of diseases. The advantages of our biomarker platform include that it:

•	Measures the Flux Rate of Molecules. Our biomarkers capture, in a single measurement, the flux rate of the key molecules involved in the biological processes that maintain human health and cause disease.
•	Predicts Disease Progression Despite Biological Complexity. Our biomarker tests are able to measure flux rates and have proven in human research studies to be predictive of the clinical progression and severity of various diseases.
•	Translates from Animals to Humans. Our tests can be used to identify whether the effect of a drug candidate on a targeted biological process in an animal has a similar effect in humans.
•	Enables Personalized or Precision Medicine. Because our tests measure the biological processes in a particular patient, we are able to measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of disease the patient’s response to therapy. This helps physicians to make personalized and precise treatment recommendations.
•	Generates Interpretable and Useful Information for Guiding Drug Development Decisions. By measuring the flux of molecules in key biologic processes in the body’s systems, our biomarker platform has been demonstrated to guide decisions in drug development.
•	Uses Simple, Minimally-Invasive Tests. Our tests allow us to detect low levels of molecules and measure disease activity and processes of health in tissues in the human body from small amounts of bodily fluids, such as a few drops of blood, urine or saliva, or from a tape strip touched to the skin.
•	Enables Generation of Holistic Information. Our tests can be used to provide a holistic view of a biological system by capturing the flux of hundreds or thousands of proteins or small molecules at once. For pharmaceutical research, this allows screening in an unbiased way for abnormal biological processes that could contribute to disease, which can lead to the identification of potential therapeutic targets and potential biomarkers.

Our Strategy

Our objective is to transform drug development, personalized medicine and wellness management by utilizing our biomarker-guided proprietary platform technology. To achieve this objective, we intend to stay focused on our core technology platform and leverage its applications in ways that build on our experiences and past success as we transition to new commercial areas. Our strategy includes the following:

•	Pursuing our lead program in muscle biology.
•	Establishing infrastructure and obtaining regulatory clearances or approvals for our biomarker tests.
•	Marketing our biomarker tests for non-prescription and prescription applications.
•	Establishing research and marketing relationships with consumer companies particularly in the areas of exercise, fitness, muscle, diet, weight control and skin care.
•	Identifying and pursuing opportunities for therapeutic-biomarker test pairings.

Our Biomarker Tests

Building on our legacy of collaborative relationships and our experience performing biomarker tests in human disease research and drug development settings, we are currently focused on commercializing biomarkers in six areas: muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancer. Our muscle biology program represents our most advanced initiative that focuses our proprietary technology on a long-standing need in medicine and wellness management. We intend to continue to develop our muscle program and pursue opportunities in the three areas of our business.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in February 2001. Our principal executive offices are located at 5980 Horton Street, Suite 470, Emeryville, California 94608, and our telephone number is (510) 655-6525. Our website address is www.kinemed.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;
•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;
•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	reduced disclosure about the company’s executive compensation arrangements; and
•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock to be offered
shares
Common stock to be outstanding immediately following this offering shares
Over-allotment option
We have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to additional shares of common stock to cover over-allotments.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the proceeds of this offering to fund the start-up and initial development of a CLIA-certified laboratory; clinical trials to support 510(k) applications for biomarker tests for the first four disease states for which we intend to seek FDA clearance, as well as related trials to support commercialization initiatives; the initial establishment of sales, marketing and business development functions for our biomarker tests for non-prescription applications and collaborative programs with consumer product companies in the health and wellness markets; the initial establishment of sales and marketing functions for our biomarker tests and therapeutic-biomarker test pairings for prescription applications; costs associated with a Phase 1/2 trial for noscapine and a Phase 1 trial for the 5A peptide; and for working capital and general corporate purposes, including continued development of our biomarker platform technology. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Risk factors
You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol
KNMD

The number of shares of our common stock outstanding immediately following this offering set forth above is based on 59,778,662 shares of our common stock outstanding as of September 30, 2013, and gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 227,773,033 shares of our common stock upon completion of this offering and the issuance of 26,383,350 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.

The number of shares of our common stock outstanding immediately following this offering excludes:

•	28,072,048 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013, under our 2010 Equity Incentive Plan, or 2010 Plan, and our 2001 Stock Option Plan, or 2001 Plan, at a weighted-average exercise price of $0.04 per share;
•	2,301,400 shares of our common stock issuable upon the exercise of a warrant issued in May 2013 in connection with a placement agent agreement at an exercise price of $0.15 per share, which is expected to remain outstanding upon the completion of this offering;
•	6,924,200 shares of our common stock issuable upon the exercise of warrants issued in connection with a bridge loan financing in December 2012 and May 2013, or the 2012-2013 bridge warrants, at an exercise price of $0.15 per share, which are expected to remain outstanding upon completion of this offering; and
•	shares of our common stock (which includes 17,657,958 shares available for issuance under our 2010 Plan as of September 30, 2013) reserved for issuance under our 2014 Omnibus Incentive Plan, or 2014 Plan, which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan. Commencing on January 1, 2015 and continuing until the expiration of the plan, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase in an amount equal to 4% of the total number of shares of outstanding common stock on December 31st of the preceding calendar year.

Except as otherwise indicated, the information in this prospectus assumes or gives effect to:

•	a 1-for- reverse stock split of our common stock and convertible preferred stock that we anticipate will occur prior to the closing of this offering;
•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock from us;
•	the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering; and
•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2011 and 2012 from our audited financial statements, included elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2012 and 2013 and the balance sheet data as of September 30, 2013, are derived from our unaudited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for the full year or any period in the future. The summary financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto, included elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and the related notes thereto.

	Years Ended December 31,		Nine Months Ended September 30,
(In thousands, except share and per share amounts)	2011	2012	2012	2013
			(unaudited)
Statements of Operations Data:
Revenue:
Collaboration and other research revenue	$4,139	$5,042	$3,222	$4,869
License and milestone revenue	2,000	—	—	—
Grant revenue	555	163	63	268
Total revenue	6,694	5,205	3,285	5,137
Cost of revenue	3,291	2,697	1,693	3,380
Gross profit	3,403	2,508	1,592	1,757
Operating expenses:
Research and development	2,405	3,343	2,576	2,361
General and administrative	1,775	2,298	1,721	2,049
Total operating expenses	4,180	5,641	4,297	4,410
Loss from operations	(777)	(3,133)	(2,705)	(2,653)
Interest income	13	16	11	5
Interest expense	(28)	(82)	(4)	(270)
Change in fair value of note and warrant liability	—	—	—	(1,444)
Other income (expense), net	(14)	—	—	—
Total other income (expense)	(29)	(66)	7	(1,709)
Net loss	$(806)	$(3,199)	$(2,698)	$(4,362)
Deemed dividend on convertible preferred stock	—	—	—	(98)
Net loss attributable to common stockholders	$(806)	$(3,199)	$(2,698)	$(4,460)
Basic and diluted net loss income per share(1)	$(0.02)	$(0.07)	$(0.05)	$(0.09)
Weighted average shares of common stock outstanding used in computing basic net loss per share(1)	48,887,295	49,155,850	50,070,474	47,343,999
Pro forma net loss per share – basic and diluted (unaudited)(2)		$(0.01)		$(0.01)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted (unaudited)(2)		232,124,763		265,209,156

(1)	See Note 1 to our financial statements for an explanation of the method used to calculate basic and diluted net loss income per share of common stock, the unaudited pro forma basic and diluted net loss per share of common stock and the weighted average number of shares used in computation of the per share amounts.

(2)	The calculations for pro forma net loss per share assume the conversion of all the outstanding shares of convertible preferred stock and convertible notes payable and exercise of warrants which will terminate if unexercised prior to this offering as of December 31, 2012 and September 30, 2013, into common stock as if they had occurred at the beginning of the period presented or their issuance date, if later.

	SEPTEMBER 30, 2013
(in thousands)	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
Balance Sheet Data:
Cash and cash equivalents	$5,492	$8,219	$
Working capital (deficit)	2,665	5,392
Working capital (deficit) excluding deferred revenue	5,532	8,259
Total assets	7,580	10,307
Convertible preferred stock	18,762	—
Total stockholders’ equity / (deficit)	(15,624)	5,865

(1)	The pro forma column in the balance sheet data above gives effect to (a) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of September 30, 2013 into an aggregate of 227,773,033 shares of common stock immediately prior to the closing of this offering and (b) the exercise of warrants to purchase 26,383,350 shares of common stock with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.
(2)	The pro forma as adjusted column in the balance sheet data above gives further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the shares in this offering had occurred as of September 30, 2013.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $     million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. The following risks may adversely impact our business, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Strategy

We have a history of net losses. We expect to incur net losses in the future and we may never achieve sustained profitability.

We have historically incurred substantial net losses, including a net loss of $3.2 million and $4.4 million as of December 31, 2012 and in the nine month period ended September 30, 2013, respectively. As of September 30, 2013, we had an accumulated deficit of $55.8 million. We expect our losses to continue as a result of ongoing research and development expenses and increased costs to develop commercial capabilities. These losses have had, and will continue to have, an adverse effect on our working capital, total assets and stockholders’ equity/(deficit). Because of the numerous risks and uncertainties associated with our research, development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows.

Our success depends in part on our ability to maintain existing and enter additional collaborations.

We believe our commercial success depends in part on our ability to maintain and enter into research and collaboration agreements with others, including pharmaceutical, biotechnology and consumer product companies. To date, our revenues have been derived primarily from collaboration and other research agreements with pharmaceutical and biotechnology companies, as well as grants from research institutions. From inception through September 30, 2013, we have generated approximately $42.6 million in revenue from these collaborations and grants. The revenue attributable to these arrangements may fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, the termination of any or all of these relationships, particularly our relationship with Glaxo Group Limited, or GSK, could result in a temporary or permanent loss of revenue and have a material adverse effect on our business.

Our future success depends in part on our ability to maintain our existing relationships and to enter into new relationships. This may be difficult to achieve due to several factors, including:

•	internal and external constraints placed on these organizations that can limit the number and type of relationships with companies like us;
•	entering into agreements with these parties may require a significant commitment of time and resources and an extended period of negotation, and we may not be successful in reaching an agreement even after lengthy negotiations;
•	the agreements governing our relationships frequently are specific to individual projects, for a defined term, or may be terminated at will by the drug developer;
•	our collaborators may be dissatisfied with our services or perceive our services to be ineffective;
•	our collaborators could select alternative products and services or pursue internal solutions; and
•	drug development collaborators may decline to continue to use our services due to factors that are unrelated to the perceived utility of our products, such as a decision to terminate a particular program following a failure to obtain positive data in clinical trials or other administrative factors that are outside our control.

We face significant competition in seeking appropriate collaborators and the negotiation process with such collaborators is typically time-consuming and complex. Even if we are successful in our efforts to establish new collaborations, the terms that we agree upon may not be favorable to us. If we are unable to consistently enter into new arrangements with collaborators, it would adversely affect our attempts to achieve profitability and our overall financial results.

We may not be able to leverage our success with drug development companies into higher value collaborations that involve technology access fees, license fees, milestone and royalty payments.

Our initial arrangements with drug development companies were structured so that we received a specified fee for the services we provided on a project. Based on our demonstrated success in collaborations and arrangements with drug development companies, our strategy is to pursue collaboration arrangements with drug development companies where we receive milestone payments or royalties in connection with our services and use of our technology platform, instead of, or in addition to, revenue for specified services on a project. We have limited experience entering into these types of arrangements, which we believe better recognize the value that our services and technology provide. We may not be successful in our efforts to enter into these types of arrangements because drug development companies may not perceive our services as providing sufficient value to warrant those payments, because these companies have not historically paid for the services that we are offering or for other reasons. Furthermore, even if we enter into these types of arrangements in the future, there is no assurance that the programs will progress to the point where we achieve these types of payments. We previously entered into an agreement pursuant to which we were entitled to receive milestone payments, but the program did not proceed. If drug development companies will not enter into arrangements that provide us with greater revenue potential than our project based arrangements, it would adversely affect our attempts to achieve profitability and our overall financial results.

We currently have no experience generating revenue from the sale of our biomarker tests or from the pairing of therapeutics with our diagnostic biomarker tests, and we may never be successful in generating revenues from that part of our business.

To date, we have not generated any revenues from commercialization of our biomarker tests or the pairing of therapeutics with our diagnostic biomarker tests, or therapeutic-biomarker test pairings. Our ability to generate product revenue and ultimately become profitable depends upon our ability, either alone or with our collaborators, to successfully commercialize products, including any of our existing biomarker tests, or other biomarker tests or therapeutic-biomarker test pairings that we may develop, license or acquire in the future. Our ability to generate future product revenue depends on a number of additional factors, including our or our collaborators’ ability to:

•	successfully complete research and clinical development of current and future products;
•	launch and commercialize future biomarker tests and therapeutic-biomarker test pairings for which we obtain marketing clearance and marketing approval, if any, and if launched independently, successfully establish a sales force, marketing, distribution and laboratory infrastructure;
•	enter into relationships with healthcare providers, including personal trainers, team trainers, dieticians, sports medicine physicians and third parties that provide diet, exercise and nutritional products, and enter into arrangements with consumer product companies, in each case for the sale of our biomarker tests for non-prescription applications;
•	obtain coverage and adequate product reimbursement from third-party payors, including government payors for biomarker tests for prescription applications;
•	achieve market acceptance for our biomarker tests and therapeutic-biomarker test pairings;
•	establish, maintain and protect our intellectual property rights; and
•	attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with the development of biomarker products, we are unable to predict the timing or amount of increased expenses, or if or when we will achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we decide to or are required by the U.S. Food and Drug Administration, or FDA, or foreign regulatory authorities to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes necessary to market our biomarker tests and therapeutic-biomarker test pairings, we anticipate incurring significant costs associated with launching and commercializing these products.

We have no experience in marketing and selling our biomarker tests and therapeutic-biomarker test pairings to physicians for prescription applications, and if we are unable to build and expand a direct sales and marketing force to adequately address our customers’ needs, our business may be adversely affected.

We intend to market our tests for prescription applications through an internal sales force. However, we have no experience in marketing and selling diagnostic products, and we may not be able to market, sell, or distribute our products effectively enough to support our planned growth.

Our future sales in the United States will depend in large part on our ability to develop a sales force to market our products to physicians in different disease areas. As a result, we believe it is necessary to develop a sales force that includes sales representatives with specific technical backgrounds and industry experience. Competition for such employees is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.

In addition, we may seek to enlist one or more third parties to assist with sales, distribution and customer support. If we do seek to enter into these arrangements, we may not be successful in attracting desirable sales and distribution partners, or we may not be able to enter into these arrangements on favorable terms, or at all. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, our tests and products may not gain market acceptance, which would materially impact our business operations.

Our business plans call for us to develop and operate a clinical CLIA laboratory, and any delays or problems in opening or operating a clinical laboratory could have adverse impacts on our ability to commercialize biomarker tests and other offerings.

We intend to establish a clinical laboratory in order to better control the implementation of the biomarker tests that we develop and to be able to achieve higher margins from those tests than if they were performed by other laboratories. The development of a clinical laboratory will be part of our focus on building our commercial operations functions to include marketing of our biomarker tests. In addition to state and regulatory licenses and approvals, and certification from the College of American Pathologists, our laboratory will need to be certified under the regulations promulgated under the Clinical Laboratory Improvement Amendments of 1988, as amended, or CLIA. A CLIA-certified laboratory is a laboratory that the Centers for Medicare and Medicaid Service has indicated meets certain federal standards for laboratories performing laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. However, we have no experience developing or operating a CLIA laboratory, and we may not be able to meet, or it may take longer than expected to meet, the requisite standards necessary for obtaining the necessary approvals and licenses. Delays in developing and operating our own proprietary laboratory would lead to a delay in being able to achieve our business plans and have an adverse impact on our future operations.

Even if we are successful in opening and operating a clinical laboratory in conformance with CLIA regulations, we currently only intend to develop one laboratory. The laboratory facility and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure, or terrorism, which may render it difficult or impossible for us to support our expected commercial operations. The inability to perform biomarker tests or to reduce the backlog of analyses that could develop if our facility is inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It could be difficult, time-consuming, and expensive to rebuild our facility or license or transfer our proprietary platform technology to a third-party. Even in the event we are able to find a third party with such qualifications to enable us to conduct our testing, we may be unable to negotiate commercially reasonable terms.

We expect to carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses, and may not be available to us on acceptable terms, if at all.

We may not be able to successfully enter into relationships with collaborators who have approved therapeutic agents or nutraceuticals that can be paired with our biomarker tests.

As part of our strategy of pursuing therapeutic-biomarker test pairings, we are pursuing opportunities to pair the marketing of currently available treatments with our biomarker tests, including marketing our tests for muscle biology together with generic testosterone and related androgen formulations or nutraceuticals. We have no experience in entering into these types of arrangements, nor do we know the terms, if any, that would be acceptable to companies who have these agents. We may not be successful in establishing collaborations with these companies, including companies that market generic formulations of testosterone and related androgen formulations.

We may not be able to successfully acquire or license rights to therapeutic agents for pairing with our biomarker tests.

We intend to pair therapeutic agents with our biomarker tests by pairing tests with selected drugs or drug candidates licensed or acquired by us, including candidates that we intend to advance through Phase 1 or Phase 2 human proof-of-concept trials. Our business model is predicated, in part, on our ability to successfully identify and acquire or license therapeutic agents to pair with our biomarker tests. However, we may be unable to acquire or license therapeutic agents from third parties.

The in-licensing and acquisition of therapeutic agents is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire therapeutic agents that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire the relevant therapeutic agents on terms that would allow us to make an appropriate return on our investment. In addition, we expect that competition for the in-licensing or acquisition of therapeutic agents that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing prices. If we are unable to successfully obtain rights to suitable therapeutic agents, our business, financial condition and prospects for growth could suffer.

We have no experience marketing to health and wellness providers or entering into marketing relationships and programs with companies in the health and wellness market for the marketing and sale of our tests for non-prescription applications.

We initially intend to market our biomarker tests for non-prescription applications in the wellness and disease prevention to health and wellness providers and to companies that provide diet, exercise and nutritional products and services. We have no experience marketing to these providers or entering into relationships and programs with these companies. It may be more difficult to market to these providers and to enter into these marketing relationships and programs than we anticipate and it may prove more costly than we expect, or we may not be able to do so at all. Furthermore, if we are not successful in establishing relationships with healthcare providers or health and wellness companies, we may not be able to access the health and wellness markets. If it becomes necessary to do so, we may not be able to develop the internal capability to market directly to consumers.

New product development is a lengthy and complex process.

Our biomarker tests and therapeutic-biomarker test pairings are in various stages of development and will take time to develop and commercialize, if we are able to commercialize them at all. We may develop new biomarker tests but yet be unsuccessful in commercializing them to a broad patient population. Our product development process involves a high degree of risk and product development efforts may fail for many reasons, including:

•	failure of the biomarker test to perform as expected at the research, development or commercialization stage;
•	lack of validation data;
•	failure to demonstrate the clinical utility of a biomarker test;
•	failure of our biomarker tests to diagnose or monitor the conditions they are targeting; or
•	failure to obtain regulatory clearance or approval for any reason.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business, operating results and prospects and could potentially cause us to cease operations. Research programs to identify new biomarkers require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs that ultimately prove to be unsuccessful.

We may be unable to commercialize biomarker tests related to muscle biology or other areas of human health.

It may prove difficult or not feasible to commercialize our lead program focused on muscle biology or our pipeline tests focused on other areas of human health, and the commercial launch of our tests may not be successful at all. In order to sell our products commercially, we will need to develop operational processes for the production, shipment and processing of our tests and samples. We also need to confirm that our tests are reproducible and can be reliably and consistently performed in a timely and accurate manner in an outpatient setting and in a diverse patient population. Failure to commercialize our biomarker tests and therapeutic-biomarker test pairings would materially harm our business, financial condition and results of operations.

There may not be consumer demand for our tests.

We may fail to effectively predict the types of tests our target customers want. If we fail to accurately anticipate market demand, we will expend resources on activities that may never lead to tests for which there is a viable commercial market. In particular, consumers and health and wellness providers may be unwilling to pay for the information that our tests provide. Health and wellness providers, such as personal trainers, team trainers, dieticians and sports medicine physicians, may not be interested in using our products for a variety of reasons, including that it could require them to alter their practices or may put at risk their relationships with clients. A lack of market demand would hurt our revenue and prospects.

Our commercial success and financial results will depend in part on the acceptance among the medical community, third party payors and our target customers of our biomarker tests and therapeutic-biomarker test pairings.

We are in the process of developing commercial biomarker tests and therapeutic-biomarker test pairings. Even if we receive clearance or approval for marketing our biomarker tests or therapeutic-biomarker test pairings, they may never gain significant acceptance by the medical community, third-party payors and our target customers. Our ability to achieve acceptance and eventual profitability for these products and services will depend on several factors, including:

•	our ability to convince the medical and wellness communities, including key opinion leaders in those communities, of the clinical utility of our biomarker tests and therapeutic-biomarker test pairings and their potential advantages over existing competitive products and services;
•	the relative convenience and ease of testing our biomarker tests over competing alternatives;
•	the willingness of physicians, healthcare and wellness professionals, and patients and other consumers to utilize our products;

•	the agreement by commercial third-party payors and government payors to reimburse our prescription biomarker tests, the scope and amount of which will affect patients’ willingness or ability to pay for our products and likely heavily influence physicians’ decisions to recommend our products;
•	the extent and success of our marketing and sales efforts, particularly with respect to our non-prescription tests;
•	whether we can price our non-prescription tests at a price that consumers will pay, taking into account the perceived benefits of the test;
•	the introduction of new technologies and competing products that may make our tests and products a less attractive solution for our target customers; and
•	general economic conditions.

We believe that in addition to obtaining regulatory clearance or approval (as determined by each test’s specific intended use), publication of scientific and medical results in peer-reviewed clinical journals, and presentations at leading conferences are critical to the broad adoption of our biomarker tests and therapeutic-biomarker test pairings, as well as the growth of our partnerships with pharmaceutical and biotechnology companies. Publication in medical journals is subject to a peer-review process, and peer reviewers may not consider the results of studies involving our products and services sufficiently novel or worthy of publication.

The failure to be published in peer-reviewed journals could limit the acceptance of our products and services by thought leaders and the adoption of our products and services more broadly. Failure to achieve widespread market acceptance of our biomarker tests and therapeutic-biomarker test pairings would materially harm our business, financial condition and results of operations.

If we fail to gain, or if we lose, the support of thought leaders, it may be difficult to establish our biomarker tests as a standard of care, which may limit our revenue growth and ability to achieve profitability.

The support of influential thought leaders in the healthcare community is important to establishing or maintaining our biomarker platform as a standard of care for patients and other customers interested in health and wellness. If these thought leaders determine that our biomarker platform, biomarker tests or other products and services that we develop are not clinically effective or that alternative technologies are more effective, or if they elect to use internally developed products, we could encounter significant difficulty continuing to validate our platform and tests and driving adoption, which would limit our revenue growth and our ability to achieve profitability.

If we cannot compete successfully with the products and services of others, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

The markets for our products are characterized by rapidly changing technologies, evolving industry standards, emerging competition, and new product introductions. We face competition as existing companies develop new or improved products, and as companies enter the market with new technologies, such as microarrays, gene-sequencing technologies and other types of biomarkers. Projects in these areas have also received increased government funding, both in the United States and internationally. As more information regarding these approaches becomes available to the public, we anticipate that more products aimed at identifying targeted treatment options will be developed and that these products may compete with ours, or be available on the market before our tests are available.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, conducting testing and trials, obtaining regulatory approvals and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel.

In the drug development area, we face competition from existing approaches to drug development, as well as from long-standing industry practices. Drug development has been conducted for many years without our tests, and it may be difficult to change patterns and approaches that have been in place for many years. Drug developers may also use approaches such as metabolomics, genomic measures, genomic analysis tools, microarrays, state based methods of understanding biology, imaging technologies, model systems that correlate data sets and patterns or protein isolation methods and other techniques. In addition, drug development is expensive and we are competing for limited dollars with alternative uses of those funds. Companies engaged in drug development may choose the development paths that they have historically used, rather than spending their limited money on something that has not yet become standard practice.

Our principal competition in entering medical care markets comes from competing approaches to diagnoses. It may be difficult to change the methods or behavior of physicians to incorporate our biomarker testing in their practices, including because of the time and costs it may require to successfully market our tests to them. In many of the areas for which we intend to commercialize our biomarkers, there are already existing diagnostic measures that are in regular use by physicians, including molecular diagnostics, genomic diagnostics, pathologic diagnostics, radiologic diagnostics, hydrostatic body composition analysis, air displacement technology, or dual-energy X-ray absorptiometry.

Personalized or precision medicine is an evolving field, and we cannot predict the tests others will develop that may compete with or provide results superior to the results we are able to achieve with our tests. We expect that pharmaceutical and biotechnology companies, among others, will increasingly focus attention and resources on personalized or precision medicine with the increase in potential and prevalence of targeted therapies linked to, or accompanied by, specific biomarker tests.

Because we intend to develop a clinical laboratory to conduct the tests that we are developing in contrast to offering our tests through other clinical laboratories, we will also compete with the tests offered by other clinical laboratories, many of which are significantly larger than ours, have well established relationships with physicians and are able to spend significantly more money on marketing the tests that they offer than we may be able to do.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our tests. Our competitors also may obtain FDA or other regulatory approval for their tests more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In the health and wellness space, where we intend to work with companies that offer non-medical products and services to consumers, we face many similar risks, including instances where we will be seeking to collaborate with these companies in ways that are new to their business. These companies may not be willing to expend their resources on efforts related to our tests, rather than on alternative marketing approaches with which they are more familiar.

Because in the health and wellness space our products are expected to be discretionary products, we, and the consumer companies with which we intend to collaborate, will also be competing with the other choices that end users have for their discretionary funds. We do not intend to market directly to consumers because it is expensive to do so. Our strategy of marketing through consumer companies and through health and wellness providers means that we will be dependent on the efforts of others. This strategy may not be successful in distinguishing our products from among the many choices that end users have for their discretionary funds.

The biomarker-based diagnostic and therapeutic industry is subject to rapidly changing technology that could make our biomarker platform, our biomarker tests and our therapeutic-biomarker test pairings obsolete.

Our industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards, all of which could make our platform, our biomarker tests, and other products we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. In recent years, there have been advances in methods used to analyze very large amounts of biomarker-based information. We must continuously enhance our biomarker platform and develop new products to keep pace with evolving standards and technology. If we do not update our platform to reflect new scientific knowledge, information about new therapies, or relevant clinical trials, our platform could become obsolete and partnerships with pharmaceutical and biotechnology companies and sales of our biomarker tests, our therapeutic-biomarker test pairing products, and any of our new products could decline, which would have a material adverse effect on our business, financial condition, and results of operations.

If our biomarker products do not perform as expected, our operating results, reputation, and business will suffer.

Our success depends on the market’s confidence that we can provide reliable, high-quality biomarker products. There is no guarantee that the accuracy, reproducibility, and viability of biomarkers and tests we have demonstrated to date in our relationships with drug developers will continue as we release biomarker tests and therapeutic-biomarker test pairings and as our test volume increases, including because of the diversity of the population compared to the patient population in prior research studies. We believe that our customers are likely to be particularly sensitive to product defects and errors, including if our biomarker tests fail to detect biological alterations with high accuracy from clinical and non-prescription specimens or, particularly in the case of our planned therapeutic-biomarker test pairing products and services, if we inaccurately pair treatment options with test results. As a result, the failure of our products to perform as expected could significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We anticipate growth in both the scale and scope of our business operations. This future growth could present challenges that are different than those associated with our existing business and could strain our organizational, administrative and operational infrastructure, including laboratory operations and other technical resources, and will require us to develop quality control, customer service and sales force management functions, as well as require us to identify, recruit and maintain individuals with skills and expertise that we do not currently have. In addition, our expected future growth will impose significant added responsibilities on our management. We may not be able to maintain the quality or expected turnaround times of our products and services, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. Failure to manage our growth in an efficient manner may adversely affect our ability to profitably execute our business strategy.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, certain employees and consultants, and certain members of our board of directors and advisory board, but particularly David Fineman, our Chairman and Chief Executive Officer, and Marc Hellerstein M.D., Ph.D., our President and Chief Scientific Officer, and the inventor for most of the patents underlying our proprietary biomarker platform. The individual and collective efforts of these employees will be important as we continue to develop our biomarker platform and related products and services, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team or other key employees, consultants, and advisors could adversely affect our operations if we experience difficulties in hiring qualified successors. For example, Dr. Hellerstein is on leave from the University of California through July 2015, and he may return to his academic position then or at another time.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for qualified personnel among life science businesses, particularly in the San Francisco Bay Area of California. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Certain of our scientific and business advisors are employed on a part-time or full-time basis, and some have consulting or other advisory arrangements with other entities that could interfere, conflict or compete with their obligations to us. We may have difficulties locating, recruiting or retaining qualified sales people.

Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

If we are sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims, including claims that our products failed to perform as designed or claimed or that our tests were not properly performed, resulting in incorrect information being provided to the customer. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We intend to obtain product liability insurance. We may not be able to obtain this insurance or maintain professional liability insurance on acceptable terms, these policies may not fully protect us from the financial impact of defending against product liability or professional liability claims even if we obtain or maintain these policies on what we believe are acceptable terms, and policy limits may be insufficient to cover all potential claims or liabilities. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clinical partners to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact our results of operations.

Our employees, agents, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with applicable regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA, and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

We may need to raise additional capital to fund our existing operations, develop our biomarker platform, commercialize our products and expand our operations.

If our available cash balances, net proceeds from this offering, and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products and services, increased or unexpected operating expenses or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences, or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products, or grant licenses on terms that are not favorable to us.

We anticipate continued reliance on third-party manufacturers to manufacture sufficient quantities of heavy water, or other stable isotopically enriched molecules, for the development of our products.

Our business operations, particularly our biomarker tests are dependent on the supply by third-party manufacturers of high quality heavy water or other stable isotopically enriched molecules. Heavy water is the stable isotopically enriched molecule that we principally use in our business. We do not have the ability to manufacturer the heavy water that is required as part of the manufacturing process of our product. We rely on third-party manufacturers to produce the heavy water required for our products.

We have not secured commercial supply agreements with any heavy water manufacturers and can give no assurance that we will enter commercial supply agreements with any heavy water manufacturers on favorable terms or at all. If the supply becomes limited or the price of heavy water increases, our ability to produce biomarker tests and conduct our operations could be significantly delayed and may result in significant additional costs.

Our existing manufacturers and any future manufacturers may encounter delays and problems in manufacturing heavy water for a variety of reasons, including accidents during operation, failure of equipment, delays in receiving materials, natural or other disasters, political or governmental changes, or other factors inherent in operating complex manufacturing facilities. If interruptions in this supply occur for any reason, including a decision by the third parties to discontinue manufacturing, technical difficulties, labor disputes, natural or other disasters, or a failure of the third parties to follow regulations, we may be unable to replace a third-party manufacturer in a timely manner and the production of our products would be interrupted, resulting in delays and additional costs.

We rely on mass spectrometers in our business that are produced by third parties.

We rely on third-party suppliers to provide mass spectrometers. There are only a limited number of companies that produce mass spectrometers. And, if our existing mass spectrometers are no longer usable or we need additional mass spectrometers because of growth, we may have difficulty in obtaining replacement equipment that has the required analytic performance, precision, reliability and throughput potential that we rely on for our biomarker tests. As a result, we could incur increased production costs, delays in testing, suffer damage to our reputation and experience an adverse effect on our business and financial results.

We plan to use potential future operating losses and our federal and state net operating loss, or NOL, carryforwards to offset taxable income from revenue generated from operations or corporate collaborations. However, our ability to use NOL carryforwards could be limited as a result of issuances of equity securities.

We plan to use our current year operating losses to offset taxable income from any revenue generated from operations or corporate collaborations. To the extent that our taxable income exceeds any current year operating losses, we plan to use our NOL carryforwards to offset income that would otherwise be taxable. However, under the Tax Reform Act of 1986, the amount of benefits from our NOL carryforwards may be impaired or limited if we incur a cumulative ownership change of more than 50%, as interpreted by the U.S. Internal Revenue Service, over a three-year period. As a result, our use of federal NOL carryforwards could be limited by the provisions of Section 382 of the U.S. Internal Revenue Code of 1986, as amended, depending upon the timing and amount of equity securities that we have previously issued or will issue in the future. State NOL carryforwards may be similarly limited. To date we have not quantified the potential impact of these limitations. Any such disallowances may result in greater tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our business, results of operations, financial condition and cash flow.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory operations and our atlas of kinetic biomarkers, which we believe is one of our key strengths and competitive advantages. As our business grows, we will need to implement software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance, and other infrastructure operations. These information technology and telecommunications systems support, or in the future will support, a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities. In addition, we expect that third-party billing and collections provider will depend upon technology and telecommunications systems provided by outside vendors.

If we fail to comply with applicable healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

As a CLIA laboratory performing biomarker tests, we may assist in or bill directly to Medicare, Medicaid or other third-party payers. Certain federal and state healthcare laws and regulations pertaining to fraud, abuse and patients’ rights, therefore, are and will be applicable to our business. We are subject to healthcare fraud, abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, but are not limited to:

•	the federal healthcare program Anti-Kickback Law, which prohibits, among other things, persons from soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
•	federal false claims laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Some state laws also require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion of our drugs, if approved, from government healthcare programs, like Medicare and Medicaid, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusion, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Federal health care reform legislation enacted in 2010 could adversely affect our healthcare industry customers and clients, causing them to reduce expenditures, including expenditures for our services.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (which we refer to as the Affordable Care Act), was signed into law in March 2010. The Affordable Care Act makes extensive changes to the system of healthcare insurance and benefits in the U.S. In general, the Affordable Care Act seeks to reduce healthcare costs and decrease the number of uninsured legal U.S. residents by, among other things, requiring individuals to carry, and certain employers to offer, health insurance or be subject to penalties. The Affordable Care Act also imposes new regulations on health insurers, including guaranteed coverage requirements, prohibitions on certain annual and all lifetime limits on amounts paid on behalf of or to plan members, increased restrictions on rescinding coverage, establishment of minimum medical loss ratio requirements, a requirement to cover certain preventive services on a first dollar basis, the establishment of state insurance marketplaces and essential benefit packages, and greater limitations on how health insurers price certain of their products. The Affordable Care Act also contains provisions that will affect the revenues and profits of pharmaceutical and medical device companies, including new taxes on certain sales of their products.

We are unable to predict what the indirect impacts of the Affordable Care Act will be on our business through its effects on consumers and various healthcare industry participants, including pharmaceutical and medical device companies. Consumers and healthcare industry participants may respond to the Affordable Care Act or to uncertainties created by the Affordable Care Act by reducing their expenditures or postponing expenditure decisions, including expenditures for our products and services, which could have a material adverse effect on our business.

If we use hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require that we store, handle, use, and dispose of hazardous chemicals and biohazardous materials. We incur costs to manage these materials and cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling, or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant and could negatively affect our operating results.

Risks Relating to Our Intellectual Property

None of our current biomarker tests have, or will have, composition of matter patent protection.

Although we generally seek the broadest patent protection available, because of the nature of our inventions, our current patent protection relies on method of use patent coverage. Method-of-use patent applications protect only for a specified method. Method of use patents, are more difficult to enforce than composition-of matter patents for drug candidates because it is more difficult to ascertain and prove infringement, which may occur out of the public eye in corporate research facilities, as compared to proving infringement of a composition-of-matter patent claim, for which the product is sold in public markets. Method patents may also be more difficult to enforce because a single party must practice the entire method claim for direct infringement. In other words, if one party does not practice one step of the claimed method or designs around one claim element, they will escape infringement.

If we are unable to protect our intellectual property rights, we may not be able to compete effectively in our markets.

Our success depends in significant part on our and our licensors’ and collaborators’ ability to establish, maintain and protect patents and other intellectual property rights and operate without infringing the intellectual property rights of others. We have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions that we have discovered. In addition, we have licensed patents and patent applications from third parties, including the Regents of the University of California, which we refer to as the University of California. Patent licenses vary in the degree to which they grant licensees the right to prepare, file and prosecute the licensed patent applications and maintain and enforce the licensed patents, and our license agreements may not give us such rights or may only give us certain of such rights. For example, our license with the University of California does not give us the right to prepare, file and prosecute patent applications, nor to maintain patents we have licensed, and we have the right to enforce the licensed patents solely in the event that the University of California fails to do so within a certain time period. Accordingly, while we are responsible for the costs of patent prosecution, we must generally rely on the University of California to take the steps necessary to protect the patent rights licensed from them.

The patent prosecution process is expensive and time-consuming, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, in some circumstances, such as with respect to our patents licensed from the University of California, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or collaborators. Although the University of California has not yet restricted our patent applications or maintenance activities, in the future these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaborators fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaborators’ patent rights are highly uncertain. Our and our licensors’, licensees’ or collaborators’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. The patent examination process may require us or our licensors, licensees or collaborators to narrow the scope of the claims of our or our licensors’, licensees’ or collaborators’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. Our and our licensors’, licensees’ or collaborators’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patent issues from such applications, and then only to the extent the issued claims cover the technology.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our or our licensors’ or collaborators’ intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors or collaborators may not be able to prevent third parties from practicing our and our licensors’ or collaborators’ inventions in all countries outside the United States, or from selling or importing products made using our and our licensors’ or collaborators’ inventions in and into the United States or other jurisdictions. Competitors may use our and our licensors’ or collaborators’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we and our licensors or collaborators have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our and our licensors’ or collaborators’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, competitors may conduct our tests in countries where we did not apply for patents or where our patents have not issued and may compete with us in those countries, including encouraging the use of their tests by physicians or patients in other countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us and our licensors or collaborators to stop the infringement of our and our licensors’ or collaborators’ patents or marketing of competing products in violation of our and our licensors’ or collaborators’ proprietary rights generally. Proceedings to enforce our and our licensors’ or collaborators’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaborators’ efforts and attention from other aspects of our business, could put our and our licensors’ or collaborators’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ or collaborators’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaborators. We or our licensors or collaborators may not prevail in any lawsuits that we or our licensors or collaborators initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

The requirements for patentability may differ in certain countries, particularly developing countries. Accordingly, our and our licensors’ or collaborators’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaborators fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties may infringe our or our licensors’ or collaborators’ patents or misappropriate or otherwise violate our or our licensors’ or collaborators’ intellectual property rights. In the future, we or our licensors or collaborators may initiate legal proceedings to enforce or defend our or our licensors’ or collaborators’ intellectual property rights, to protect our or our licensors’ or collaborators’ trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings against us or our licensors or collaborators to challenge the validity or scope of intellectual property rights we own or control. The proceedings can be expensive and time-consuming and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators can. Accordingly, despite our or our licensors’ or collaborators’ efforts, we or our licensors or collaborators may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ or collaborators’ patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our or our licensors’ or collaborators’ patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Third-party preissuance submission of prior art to the USPTO, or opposition, derivation, reexamination, inter partes review or interference proceedings, or other preissuance or post-grant proceedings in the United States or other jurisdictions provoked by third parties or brought by us or our licensors or collaborators may be necessary to determine the priority of inventions with respect to our or our licensors’ or collaborators’ patents or patent applications. An unfavorable outcome could require us or our licensors or collaborators to cease using the related technology and commercializing our product candidates, or to attempt to license rights to such technology from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators. In addition, if the breadth or strength of protection provided by our or our licensors’ or collaborators’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if we successfully defend such litigation or proceeding, we may incur substantial costs and it may distract our management and other employees. We could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

If we breach the license agreements related to our platform technology, we could lose the ability to continue the development and commercialization of our products and services.

A significant portion of our core technology is licensed from the University of California, and we are party to other technology licenses that are relevant to our existing products and services as well as products and services in development. We also expect to enter into additional licenses in the future. If we fail to comply with the obligations under these agreements, including payment and diligence terms, our licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product or service that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product or service being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our existing or future products or services.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Third parties may initiate legal proceedings against us or our licensors or collaborators alleging that we or our licensors or collaborators infringe their intellectual property rights or we or our licensors or collaborators may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings before the United States or other jurisdictions. These proceedings can be expensive and time-consuming and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators can.

An unfavorable outcome could require us or our licensors or collaborators to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to such technology from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

The U.S. government may have “march-in rights” to certain of our intellectual property.

Because federal grant monies were used in support of the research and development activities that resulted in the U.S. patents that we have licensed from the University of California, the federal government retains what are referred to as “march-in rights” to these patents.

In particular, the National Institutes of Health, or NIH, which administered grant monies to the University of California, technically retains the right to require the University of California and us, under certain specific circumstances, to grant the U.S. government either a nonexclusive, partially exclusive or exclusive license to the patented invention in any field of use, upon terms that are reasonable for a particular situation. Circumstances that trigger march-in rights include, for example, failure to take, within a reasonable time, effective steps to achieve practical application of the invention in a field of use, failure to satisfy the health and safety needs of the public and failure to meet requirements of public use specified by federal regulations. The NIH can elect to exercise these march-in rights on its own initiative or at the request of a third-party.

Risks Relating to Regulation of our Business

The regulatory clearance or approval process for our biomarker tests is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from commercializing our future products.

We intend to seek FDA clearance for the biomarker tests for the assessment of individuals in nonprescription and prescription settings. We believe that these tests are likely to be eligible for FDA clearance through the 510(k) process. If the FDA were to conclude that any of the biomarker tests did not qualify for review through the 510(k) Notice pathway, but that the biomarker test presents low to moderate risks to users and patients, we can pursue their approval through the Direct De Novo process. However, depending on the specific biomarkers and the proposed intended uses, FDA could seek to regulate some or all of the biomarker tests through the Premarket Approval Application, or PMA, which is usually more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.

The time required to obtain clearance or approval from the FDA and comparable foreign regulatory authorities for biomarker tests is unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, medical device clearance and approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a biomarker test’s analytical and clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any biomarker test, either alone or for use with a paired therapeutic agent. It is possible that none of our existing biomarker tests or any biomarker test candidates we may develop, license or acquire and seek to develop in the future will ever obtain regulatory clearance or approval.

Our biomarker tests could fail to receive regulatory clearance or approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our analytical (preclinical) testing or clinical trials;
•	failure to demonstrate that a specific biomarker test is substantially equivalent to a legally marketed predicate device;
•	failure to demonstrate that a biomarker test for which PMA approval is required is safe and effective for its proposed indication;
•	failure of clinical trials to meet the level of statistical significance required for clearance or approval;
•	failure to demonstrate that a biomarker test’s clinical and other benefits outweigh its safety risks;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;
•	the insufficiency of data collected from clinical trials of our biomarker tests to support the submission and filing of a 510(k) Notice or other submission or to obtain regulatory clearance or approval;
•	disapproval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; or
•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to the premarket submission, which may delay or prevent clearance or approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

For our biomarker tests that are subject to FDA’s premarket review, if we fail to maintain regulatory approvals or clearances, or are unable to obtain, or experience significant delays in obtaining, FDA or comparable foreign clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

In January 2011, the FDA announced 25 action items designed to make the regulatory 510(k) clearance process more rigorous and transparent. Some of these proposals, if enacted, could impose additional regulatory requirements upon us which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Delays in receipt of, or failure to obtain, clearances or approvals for future products, including tests that are currently in design or development, would result in delayed, or no, realization of revenues from such products and in substantial additional costs, which could decrease our profitability. We do not have any experience in filing FDA applications for 510(k) clearance and pre-market approval. In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance or approval for a product. There can be no assurance that we will obtain or maintain any required clearance or approval on a timely basis, or at all. Any failure to obtain or any material delay in obtaining FDA clearance or any failure to maintain compliance with FDA regulatory requirements could harm our business, financial condition and results of operations.

Our failure to comply with U.S. federal, state and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance, product recalls, termination of distribution, product seizures, or civil penalties. In the most extreme cases, criminal sanctions or closure of our facilities are possible.

We and our suppliers and customers are subject to various governmental regulations, and we may incur significant expenses to comply with, and experience delays in our product commercialization as a result of, these regulations.

Our manufacturing processes and facilities, are required to comply with the federal Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our biomarker tests (as they are likely to be regulated by FDA as medical devices whether they are used as stand-alone products or paired with the therapeutic agent candidates for our limited, proposed uses). The FDA enforces the QSR through periodic announced and/or unannounced inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies.

We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our contract manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially imposed sanctions;
•	injunctions or the imposition of civil penalties;
•	recall or seizure of our products;
•	total or partial suspension of production or distribution;
•	the FDA’s refusal to grant pending future clearance or pre-market approval for our products;
•	withdrawal or suspension of marketing clearances or approvals;
•	clinical holds;
•	warning letters;
•	refusal to permit the import or export of our products; and
•	criminal prosecution.

Any of these actions, in combination or alone, could prevent us from marketing, distributing or selling our products and would likely harm our business.

In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our shares of common stock to decline and expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers.

The use of our diagnostic products by our customers is also affected by CLIA and related federal and state regulations that provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance and quality control and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some laboratories from using some or all of our diagnostic products.

Legislative or regulatory healthcare reforms may have a material adverse effect on our business and results of operations.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in the future, the FDA may require more burdensome premarket approval of our system or biomarker tests rather than the 510(k) clearance process we anticipate primarily using in the future. In addition, FDA recently initiated a review of the pre-market clearance process in response to internal and external concerns regarding the 510(k) program. In January 2011, the FDA announced 25 action items designed to make the process more rigorous and transparent. Some of these proposals, if enacted, could impose additional regulatory requirements upon us, which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our new products would harm our business, financial condition and results of operations.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of products for unapproved or “off-label” uses or for pairing our biomarker tests with approved drugs for non-approved uses or mis-branding.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations. If FDA determines that our promotional materials or training methods constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. The regulatory approval process for therapeutic agents is expensive, time consuming and uncertain, and the failure to obtain and maintain required approvals could prevent us from commercializing our future products.

The regulatory clearance or approval process for our therapeutic agents is expensive, time consuming and uncertain, and the failure to obtain and maintain required clearances or approvals could prevent us from commercializing these agents.

We intend to pair therapeutic agents with our biomarker tests by pairing tests with selected drug candidates licensed by us that we would intend to advance through Phase 2 human proof-of-concept trials and by pairing the marketing of underperforming approved drugs and nutraceuticals with our biomarker tests. The time required to obtain approval by the FDA and comparable foreign regulatory authorities for therapeutic agent candidates is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, either alone or for use with a companion biomarker test, for the new proposed uses that we are seeking to evaluate. It is possible that none of our existing product candidates or any product candidates we may develop, license or acquire and seek to develop in the future will ever obtain regulatory approval. Our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;
•	failure of clinical trials to meet the level of statistical significance required for approval;
•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	disagreement with our interpretation of data from preclinical studies or clinical trials;
•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of an BLA or other submission or to obtain regulatory approval;
•	disapproval of the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; or
•	changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Our therapeutic agent candidates may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any marketing approval.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, we could suspend or terminate our trials or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	we may suspend marketing of such product;
•	regulatory authorities may withdraw approvals of such product;
•	regulatory authorities may require additional warnings on the label;
•	the FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies, or REMS, or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy, that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us;
•	regulatory authorities may require that we conduct post-marketing studies;
•	we could be sued and held liable for harm caused to subjects or patients; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate or otherwise materially harm the commercial prospects for the product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the success of competitive products or technologies;
•	regulatory actions with respect to our biomarker tests or other products;
•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key personnel;
•	the level of expenses related to any of our development programs;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	announcement or expectation of additional financing efforts;
•	sales of our common stock by us, our insiders or our other stockholders;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors; and
•	general economic, industry and market conditions.

In addition, the stock market in general, and the NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and material adverse impact on the market price of our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 25.6% of our voting stock and, upon completion of this offering, that same group will hold approximately    % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering. After this offering, this group of stockholders will have the ability to exert significant influence over us through this ownership position. These stockholders may be able to exert significant influence over all matters requiring stockholder approval, including with respect to elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:

•	the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;
•	the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;
•	the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation; and
•	any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. Although we are still evaluating the JOBS Act, we currently intend to take advantage of some, but not all, of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” For example, we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that material weaknesses or significant deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the Securities and Exchange Commission, or SEC, which may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ Global Market. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding           shares of common stock based on the number of shares outstanding as of September 30, 2013, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 227,773,033 shares of our common stock upon completion of this offering and the issuance of 26,383,350 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,      shares of our common stock are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 227,773,033 shares of our common stock issuable upon conversion of our convertible preferred stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would benefit our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These provisions include:

•	creating a classified board of directors whose members serve staggered three-year terms;
•	authorizing the issuance of “blank check” preferred stock, the terms of which we may establish and shares of which we may issue without stockholder approval;
•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
•	eliminating the ability of stockholders to call a special meeting of stockholders; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in

Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

•	our estimates regarding our expenses, future revenues, anticipated capital requirements and our needs for additional financing;
•	statements with respect to our ability to develop biomarker tests;
•	our ability to pair therapeutics with our biomarker tests;
•	our ability to maintain and establish collaborations;
•	the implementation of our business model and strategic plans for our business and technology;
•	the scope of protection we establish and maintain for intellectual property rights covering our technology;
•	the timing or likelihood of regulatory filings and approvals;
•	developments relating to our competitors and our industry; and
•	our expectations regarding licensing, acquisitions and strategic operations.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $     million, based on an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $     million based on an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and to facilitate our future access to the public capital markets. We currently expect to use the net proceeds from this offering, together with existing cash and cash equivalents, for the following purposes:

•	approximately $ million to fund the start-up and initial development of a CLIA-certified laboratory;
•	approximately $ million to fund clinical trials to support 510(k) applications for biomarker tests for the first four disease states for which we intend to seek FDA clearance, as well as related trials to support commercialization initiatives;
•	approximately $ million to fund the initial establishment of sales, marketing and business development functions for our biomarker tests for non-prescription applications and collaborative programs with consumer product companies in the health and wellness markets;
•	approximately $ million to fund the initial establishment of sales and marketing functions for our biomarker tests and therapeutic-biomarker test pairing for prescription applications;
•	approximately $ million to fund costs associated with a Phase 1/2 trial for noscapine and a Phase 1 trial for the 5A peptide (not including grant funding from the NIH for IND-enabling toxicity studies and synthesis of compound work for our 5A peptide); and
•	the remainder for working capital and general corporate purposes, including continued development of our biomarker platform technology.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including our assumptions that the FDA will allow our biomarker tests to use the 510(k) clearance process as opposed to requiring pre-market approvals, the ability to use pre-existing toxicity data for the clinical development of noscapine, that we will be able to market to consumers in the wellness market through health and wellness providers and relationships with consumer companies as opposed to marketing directly to consumers, the progress of development efforts and any unforeseen cash needs, including factors discussed in “Risk Factors” discussed elsewhere in this prospectus. As a result, our management will have broad discretion in applying the net proceeds from this offering. Although we may use a portion of the net proceeds from this offering for the acquisition or licensing, as the case may be, of product candidates, technologies, compounds, other assets or complementary businesses, we have no current understandings, agreements or commitments to do so. Pending these uses, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least April 2014.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concurrent $1.00 increase in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase the net proceeds to us from this offering by approximately $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease the net proceeds to us from this offering by approximately $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, you will likely need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2013, on:

•	an actual basis;
•	a pro forma basis giving effect to the (a) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of September 30, 2013 into an aggregate of 227,773,033 shares of common stock immediately prior to the closing of this offering, and (b) the exercise of warrants to purchase 26,383,350 shares of common stock with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.
•	a pro forma as adjusted basis giving additional effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the shares in this offering had occurred on September 30, 2013.

The information in this table is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and the notes thereto included elsewhere in this prospectus.

	SEPTEMBER 30, 2013
(in thousands, except share amounts)	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
Cash and cash equivalents	$5,492	$8,219	$
Convertible preferred stock, par value $0.001: 265,000,000 shares authorized, 218,470,334 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	18,762	—		—
Stockholders’ equity (deficit):
Common stock, par value $0.001: 1,000,000,000 shares authorized, 59,778,662 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 313,935,045 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	60	314
Preferred stock, par value $0.001: No shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Additional paid-in capital	40,080	61,315
Accumulated deficit	(55,764)	(55,764)
Total stockholders’ equity/(deficit)	(15,624)	5,865
Total capitalization	$3,138	$5,865	$

The number of shares of our common stock outstanding immediately following this offering set forth above is based on 59,778,662 shares of our common stock outstanding as of September 30, 2013, which gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 227,733,033 shares of our common stock immediately prior to the completion of this offering and the issuance of 26,383,350 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.

The number of shares of our common stock outstanding immediately following this offering set forth above excludes:

•	28,072,048 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013, under our 2010 Equity Incentive Plan, or 2010 Plan, and our 2001 Stock Option Plan, or 2001 Plan, at a weighted-average exercise price of $0.04 per share;
•	2,301,400 shares of our common stock issuable upon the exercise of a warrant issued in May 2013 in connection with a placement agent agreement at an exercise price of $0.15 per share, which is expected to remain outstanding upon the completion of this offering;
•	6,924,200 shares of our common stock issuable upon the exercise of 2012-2013 bridge warrants, at an exercise price of $0.15 per share, which are expected to remain outstanding upon completion of this offering; and
•	shares of our common stock (which includes 17,657,958 shares available for issuance under our 2010 Plan as of September 30, 2013) reserved for issuance under our 2014 Omnibus Incentive Plan, or 2014 Plan, which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan. Commencing on January 1, 2015 and continuing until the expiration of the plan, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase in an amount equal to 4% of the total number of shares of outstanding common stock on December 31st of the preceding calendar year.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $     million, assuming that the assumed initial public offering price, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities and convertible preferred stock from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of September 30, 2013, was approximately $(15.6) million, or $(0.26) per share, based on 59,778,662 shares of common stock outstanding as of September 30, 2013. The pro forma net tangible book value (deficit) as of September 30, 2013, is approximately $     million, or approximately $     per share. The pro forma net tangible book value (deficit) per share gives effect to:

(1)	a 1-for reverse stock split of our common stock and convertible preferred stock that we anticipate will occur prior to the closing of this offering;
(2)	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 227,773,033 shares of our common stock immediately prior to the closing of this offering; and
(3)	the issuance of 26,383,350 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to our receipt of approximately $     million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of September 30, 2013, would have been $     million, or $     per share. This amount represents an immediate increase in net tangible book value of $     per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $     per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2013	$(0.26)
Pro forma increase in net tangible book value (deficit) per share attributable to pro forma transactions and other adjustments described above	0.28
Pro forma net tangible book value (deficit) per share before this offering	0.02
Pro forma increase in net tangible book value (deficit) per share attributable to new investors	—
Pro forma as adjusted net tangible book value (deficit) per share after this offering
Dilution per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) by $     million or by $     per share and the dilution to new investors in this offering by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value (deficit) as of September 30, 2013, by approximately $     million or by $     per share and the dilution per share to new investors purchasing common stock in this offering by $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value (deficit) as of September 30, 2013, by approximately $     million or by $     per share and the dilution per share to new investors purchasing common stock in this offering by $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering would be $     per share, which amount represents an immediate increase in pro forma net tangible book value (deficit) of $     per share of our common stock to existing stockholders and an immediate dilution in net tangible book value (deficit) of $     per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, as of September 30, 2013, after giving effect to the pro forma adjustments noted above, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus.

	SHARES PURCHASED		TOTAL CASH CONSIDERATION			AVERAGE PRICE PER SHARE
(in thousands, except share and per share amounts)	NUMBER	PERCENT	AMOUNT		PERCENT
Existing stockholders	313,935,048	%		$61,629	%		$0.20
New investors		%			%
Total		100%	$		100%	$

The number of shares of our common stock outstanding immediately following this offering is based on 59,778,662 shares of our common stock outstanding as of September 30, 2013, and giving effect to the pro forma transactions described above. This number excludes:

•	28,072,048 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2013, under our 2010 Plan and our 2001 Plan, at a weighted-average exercise price of $0.04 per share;
•	2,301,400 shares of our common stock issuable upon the exercise of a warrant issued in May 2013 in connection with a placement agent agreement at an exercise price of $0.15 per share, which is expected to remain outstanding upon the completion of this offering;
•	6,924,200 shares of our common stock issuable upon the exercise of 2012-2013 bridge warrants at an exercise price of $0.15 per share, which are expected to remain outstanding upon completion of this offering; and
•	shares of our common stock (which includes 17,657,958 shares available for issuance under our 2010 Plan as of September 30, 2013) reserved for issuance under our 2014 Omnibus Incentive

Plan, or 2014 Plan, which will become effective immediately prior to the completion of this offering, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2014 Plan. Commencing on January 1, 2015 and continuing until the expiration of the plan, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase in an amount equal to 4% of the total number of shares of outstanding common stock on December 31st of the preceding calendar year.

If all our outstanding stock options had been exercised as of September 30, 2013, assuming the treasury stock method, our pro forma net tangible book value as of September 30, 2013 (calculated on the basis of the assumptions set forth above) would have been approximately $     million, or $     per share of our common stock, and the pro forma as adjusted net tangible book value would have been $     per share, representing dilution in our pro forma as adjusted net tangible book value per share to new investors of $    .

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

Effective upon the closing of this offering, an aggregate of      shares of our common stock will be reserved for future issuance under our 2014 Plan, and the number of reserved shares will also be subject to automatic annual increases in accordance with the terms of the plans. New options that we may grant under our 2014 Plan will further dilute investors purchasing common stock in this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and the accompanying notes appearing at the end of this prospectus. We have derived the statements of operations data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited financial statements appearing elsewhere in this prospectus. The selected statements of operations data for the nine months ended September 30, 2012 and 2013 and the selected balance sheet data as of September 30, 2013, are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected for the full year or in any future period.

	Years Ended December 31,		Nine Months Ended September 30,
(In thousands, except share and per share amounts)	2011	2012	2012	2013
			(unaudited)
Statements of Operations Data:
Revenue:
Collaboration and other research revenue	$4,139	$5,042	$3,222	$4,869
License and milestone revenue	2,000	—	—	—
Grant revenue	555	163	63	268
Total revenue	6,694	5,205	3,285	5,137
Cost of revenue	3,291	2,697	1,693	3,380
Gross profit	3,403	2,508	1,592	1,757
Operating expenses:
Research and development	2,405	3,343	2,576	2,361
General and administrative	1,775	2,298	1,721	2,049
Total operating expenses	4,180	5,641	4,297	4,410
Loss from operations	(777)	(3,133)	(2,705)	(2,653)
Interest income	13	16	11	5
Interest expense	(28)	(82)	(4)	(270)
Change in fair value of note and warrant liability	—	—	—	(1,444)
Other income (expense), net	(14)	—	—	—
Total other income (expense)	(29)	(66)	7	(1,709)
Net (loss)	$(806)	$(3,199)	$(2,698)	$(4,362)
Deemed dividend on convertible preferred stock	—	—	—	(98)
Net loss attributable to common stockholders	$(806)	$(3,199)	$(2,698)	$(4,460)
Basic and diluted net loss income per share(1)	$(0.02)	$(0.07)	$(0.05)	$(0.09)
Weighted average shares of common stock outstanding used in computing basic net loss per share(1)	48,887,295	49,155,850	50,070,474	47,343,999
Pro forma net loss per share – basic and diluted (unaudited)(2)		$(0.01)		$(0.01)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted (unaudited)(2)		232,124,763		265,209,156

(1)	See Note 1 to our financial statements for an explanation of the method used to calculate basic and diluted net loss income per share of common stock, the unaudited pro forma basic and diluted net loss per share of common stock and the weighted average number of shares used in computation of the per share amounts.

(2)	The calculations for pro forma net loss per share assume the conversion of all the outstanding shares of convertible preferred stock and convertible notes payable and exercise of warrants which will terminate if unexercised prior to this offering as of December 31, 2012 and September 30, 2013, into common stock as if they had occurred at the beginning of the period presented or their issuance date, if later.

	AS OF SEPTEMBER 30, 2013
(in thousands)	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
Balance Sheet Data:
Cash and cash equivalents	$5,492	$8,219	$
Working capital (deficit)	2,665	5,392
Working capital (deficit) excluding deferred revenue	5,532	8,259
Total assets	7,580	10,307
Convertible preferred stock	18,762	—
Total stockholders’ equity / (deficit)	(15,624)	5,865

(1)	The pro forma column in the balance sheet data above gives effect to (a) the automatic conversion of all of our outstanding shares of our convertible preferred stock as of September 30, 2013 into an aggregate of 227,773,033 shares of common stock immediately prior to the closing of this offering, and (b) the exercise of warrants to purchase 26,383,350 shares of common stock with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.
(2)	The pro forma as adjusted column in the balance sheet data above gives further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the shares in this offering had occurred as of September 30, 2013.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $     million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We are a commercial-stage company focused on applying our proprietary biomarker platform technology to drug development, prescription and non-prescription medical diagnostics and the pairing of drugs with diagnostic biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. We believe that biomarker tests that identify the cause of a disease and that can monitor over time the activity of the biological processes of health and disease in an individual can fundamentally change the management of disease. Our diagnostic biomarker tests, or biomarker tests, directly measure the biological processes that cause disease by revealing the flux, or rate of production and destruction, over a period of time, of the key molecules involved in these biological processes. We believe that measuring molecular fluxes can provide interpretable information that may be predictive for clinically meaningful endpoints for a particular patient and are designed to reveal personalized information for a patient that can guide healthcare decisions. As a result, we believe our biomarker tests have the potential to have a transformative effect on healthcare by providing information that can be used to make drug development more efficient, increase markets and sales for medicines and other health-related products and guide healthcare decisions by physicians and wellness decisions by consumers.

We have an extensive record of collaborating with pharmaceutical companies and others to apply our biomarkers to drug development. We have negotiated and signed a total of approximately 100 revenue-generating collaborations with pharmaceutical and biotechnology companies, in addition to approximately 14 similar revenue-generating collaborations with non-profit foundations and agencies. Building on this legacy, we are focused on applying our proprietary biomarker platform to three commercial areas:

•	collaborations with corporate partners to develop drugs and other health-related products;
•	sales of biomarker tests for non-prescription wellness management and for physicians to manage significant unmet medical needs; and
•	opportunities to pair sales of drugs and nutraceuticals with our biomarker tests.

Financial Overview

Revenue

Our revenue to date has been derived from research services under collaboration and other research agreements with pharmaceutical and biotechnology companies, including Glaxo Group Limited, or GSK, Pfizer, Inc., or Pfizer, and Bristol Myers Squibb Company, or BMS, and research grant revenue from research institutions, including the Michael J. Fox Foundation and the National Institutes of Health, or NIH. We have not generated any revenue from sales of our biomarker tests or from therapeutic-biomarker pairings.

The following is a comparison of collaboration and other research revenue, grant revenue and milestone and license revenue for the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013 (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Collaboration and Other Research Revenue:
Daichii Sankyo Inc.	$1,523	$200	$152	$—
Glaxo Group Ltd (GSK)	—	809	321	1,785
GlaxoSmithKline LLC	204	20	20	—
Pfizer Inc.	758	2,393	1,907	449
Other	1,654	1,620	822	2,635
Grant revenue	555	163	63	268
Milestone and license revenue	2,000	—	—	—
Total	$6,694	$5,205	$3,285	$5,137

Collaboration and License Agreement with GSK

In June 2012, we entered into a collaboration and license agreement, which we refer to as the GSK collaboration agreement, with GSK, to identify novel biomarkers to assist in drug development in three program areas: muscle applications; fibrosis applications; and protein acetylome applications. Our work under the GSK collaboration agreement is relevant to our lead program in muscle biology and our program in fibrosis. Under the GSK collaboration agreement, we and GSK will conduct initial feasibility studies covering the three program areas, and, at GSK’s discretion, we will work with GSK to conduct additional activities directed to the discovery of biomarkers and the validation of these biomarkers in clinical settings. In conducting these additional activities and for a period of time thereafter, the agreement provides that we will work exclusively with GSK in the relevant program area(s), subject to certain exceptions. We expect that our collaborative pre-clinical research and development activities with GSK will continue until June 2015.

Upon GSK’s decision to conduct additional biomarker discovery activities in a program area, we will grant GSK a worldwide, sublicenseable, exclusive license for pharmaceutical use to use our proprietary technology platform to exploit, in connection with GSK’s products, any biomarkers identified as a result of these activities. In addition, to the extent that we identify or develop any biomarkers in our collaboration with GSK, we are prohibited from using, or licensing to others, some of these biomarkers for a limited time period following the end of our collaborative research and development activities with GSK.

At the inception of the GSK collaboration agreement, GSK made an upfront payment to us of $4.4 million, and will pay us up to an additional $3.0 million if GSK elects for KineMed to initiate biomarker discovery activities in the program areas. For each of these program areas, GSK may owe us up to a total of $11.0 million in additional payments based on the achievement of certain milestones relating to the biomarkers identified in the program. GSK will also pay certain royalty payments owed under the patent rights that we licensed from the University of California. As of September 30, 2013, we have deferred revenue of $1.8 million related to this agreement, of which we expect to recognize $0.7 million in 2013 and $1.1 million in 2014 as we complete our obligation to provide research services.

Cost of Revenue

Our cost of revenue to date consists primarily of expenses incurred to support our research services under our collaboration and other research agreements and under grants. These expenses include personnel costs, laboratory supplies, license fees, overhead expenses and outside services. Outside services include depreciation and amortization, which is also allocated to operating expenses.

The following table provides information with respect to our cost of revenue for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
(in thousands)	2011	2012	2012	2013
			(unaudited)	(unaudited)
Cost of revenue:
Cost of collaboration research revenue	$2,689	$2,448	$1,570	$3,040
Cost of license and milestone revenue	90	—	—	—
Cost of grant revenue	512	249	123	340
Total	$3,291	$2,697	$1,693	$3,380

Research and Development

As we develop our biomarker test pipeline, we are conducting research and development activities that apply across the six areas on which we are focused: muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancers. Our research and development expenses consist of salaries and benefits, including associated stock-based compensation, laboratory supplies and facility costs, and fees paid to other entities that conduct certain research and development activities on our behalf.

Our research and development team is organized such that the design, management and evaluation of results of all of our research and development plans are accomplished internally. We account for research and development costs on a project-by-project basis, which are grouped by biomarker discovery activities and drug development activities. We allocate research management, overhead, common usage laboratory supplies, and facility costs on the percentage of project hours reported to total hours reported.

The following is a comparison of research and development expenses for the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
(in thousands)	2011	2012	2012	2013
			(unaudited)	(unaudited)
Product discovery and collaborations:
Biomarker discovery	$2,165	$2,918	$2,190	$2,218
Drug compound development	240	425	386	143
Total	$2,405	3,343	$2,576	$2,361

We expect our research and development expenses to increase as we advance our development programs further, in particular as a result of activities related to technical development and clinical validation of our biomarker tests for commercialization, pursuing FDA clearance or approval for our biomarker tests, research o support expansion into collaborations with health and wellness companies, development of a clinical laboratory and development activities for drug compounds.

General and Administrative

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, finance, legal, intellectual property, contract, business development, human resource and support functions. Other general and administrative expenses include allocated facility-related costs, travel expenses and professional fees for auditing, tax and legal services.

The following is a comparison of general and administrative expenses for the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
(in thousands)	2011	2012	2012	2013
			(unaudited)	(unaudited)
General and administrative expense	$1,775	$2,298	$1,721	$2,049

We expect that general and administrative expenses will increase in the future for legal expenses for the maintenance, expansion and protection of our intellectual property portfolio, cost related to the hiring of additional personnel, additional facility expansions, additional costs associated with being a publicly traded company, including legal, auditing and filing fees, additional insurance premiums, costs associated with maintaining investor relations services and general compliance and consulting expenses. When we believe a regulatory clearance or approval appears likely, we anticipate increases in salaries and benefits, particularly as a result of preparing for commercial activities, including sales and marketing and regulatory operations.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on our cash and cash equivalents.

Interest Expense

Interest expense consists of interest on convertible notes payable, placement agent commissions and equity compensation in the form of warrants and adjustment of actual proceeds at the date of issuance to fair value.

Change in Fair Value of Note and Warrant Liability

Change in fair value of note and warrant liability represents the periodic change in fair value of the note and warrant liabilities.

The following is a comparison of other income (expense) for the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
(in thousands)	2011	2012	2012	2013
			(unaudited)	(unaudited)
Interest Income	$13	$16	$11	$5
Interest Expense
Interest expense	(28)	(5)	(4)	(3)
Note interest accrual	—	(4)	—	(79)
Note placement agent commissions	—	(107)	—	(251)
Note and warrant fair value adjustments at inception	—	34	—	63
Total interest expense	(28)	(82)	(4)	(270)
Change in fair value of note and warrant liability	—	—	—	(1,444)
Other expense, net
Loss on sale of used equipment	(14)	—	—	—
Total	$(29)	(66)	$7	$(1,709)

Significant Judgments and Estimates

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances at the time we make such estimates. Actual results and outcomes may differ materially from our estimates, judgments and assumptions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in the financial statements prospectively from the date of the change in estimate. Our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus.

We define our critical accounting policies as those accounting principles generally accepted in the United States of America that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. We believe the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments are as follows:

Revenue Recognition

All revenue to date has been generated under collaboration and other research agreements with pharmaceutical and biotechnology companies and research grant revenue. Under our arrangements, we are entitled to receive upfront payments, license fees, fees for research services, reimbursement of specific costs and milestone payments when and if certain research milestones are achieved. Certain research milestone payments are based solely upon the collaborator’s election.

In the future, we also may generate revenue from a combination of sales of our biomarker tests and from therapeutic-biomarker test pairings, as well as revenue from our collaboration and other research agreements. We expect that any revenue we earn will fluctuate from quarter-to-quarter as a result of the timing and amount of revenue under our collaboration and other research agreements, and the timing and amounts of revenue upon the sale of any future biomarker tests and from the sale of therapeutic-biomarker test pairings, to the extent that any are approved and successfully commercialized.

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; transfer of technology has been completed or services have been rendered; our price to the customer is fixed or determinable and collectability is reasonably assured.

Collaboration and Other Research Revenue.  The deliverables under our collaboration and other research agreements generally include deliverables related to research and development services we perform on behalf of the contracting party. As the provision of research and development services is a part of our central operations and we are principally responsible for the performance of these services under the agreements, we recognize revenue for research and development services as we perform those services.

Revenue from upfront payments and fees for services performed under collaboration and other research agreements and government and other grants are recognized proportionally over the period the research services are performed, based on the ratio of direct costs incurred to total estimated direct costs. Any amounts received in advance of performance are recorded as deferred revenue. Projected revenue and estimates of costs to complete research services are reviewed from time to time and, where appropriate, adjustments may be made that can affect revenue recognition. A provision for an estimated loss is recorded whenever the total expected costs to complete the research services exceed the total expected revenues. Payments generally are not refundable or contingent on research results.

When our collaboration and other research agreements include multiple-element revenue arrangements, we account for these transactions by determining the elements, or deliverables, included in the arrangement and determining which deliverables are separable for accounting purposes. We consider delivered items to be separable if the delivered item(s) have stand-alone value to the customer. To date, collaboration and other research agreements have been generally treated as a single unit of accounting with revenue recognized in proportion to cost incurred.

Reimbursements of specific costs are recognized as revenue when the costs are incurred. Costs associated with collaboration and other research agreements and grants are reported as cost of revenues.

Licenses revenue.  License fees received with standalone value are recognized as revenue, provided the technology transferred or accessed is not dependent upon continuing research efforts. Otherwise, licenses revenue is recognized proportionally as the research services are performed.

Milestone Revenue.  Our collaboration agreements sometimes include contingent milestone payments related to specified research, development and regulatory milestones. Research, development and regulatory milestones are typically payable under our collaborations when our collaborator claims or selects a target, or initiates or advances a covered product candidate in preclinical or clinical development.

At the inception of each arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. We evaluate factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

We have elected to adopt the Financial Accounting Standards Board Accounting Standards Update 2010-17, Revenue Recognition — Milestone Method, such that we recognize any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. A milestone is defined as an event that can only be achieved based in whole or in part on either our performance or the occurrence of a specific outcome resulting from our performance for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. Therefore, a milestone does not include events for which occurrence is contingent solely on the performance of a collaborative partner. To be substantive, a milestone must meet all the following criteria: the consideration receivable upon the achievement of the milestone is commensurate with either our performance to achieve the milestone or the enhancement of value of delivered items as a result of a specific outcome resulting from our performance to achieve the milestone, the consideration relates solely to past performance, and the consideration is reasonable relative to all of the deliverables and payment terms in the arrangement.

Research and Development Expenses

Research and development expenses consist of costs we incur for our own internal research and development activities. Research and development costs are expensed as incurred. Research and development costs consist of salaries and benefits, including associated stock-based compensation, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on our behalf.

Stock-Based Compensation

We issue stock-based compensation awards to employees, non-employee directors and consultants in the form of stock options. Compensation expense related to stock-based transactions, including stock options, is measured and recognized in the financial statements based on fair value of the award on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. The stock-based compensation expense is recognized, net of forfeitures, using a straight-line basis over the requisite service periods of the awards, which generally equals the vesting period. We estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

Our option-pricing model utilizes the estimated fair value of our common stock and requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of our Common Stock. Because our common stock is not publicly traded, we must estimate the value of our common stock, as discussed in the section titled “Common Stock Valuations” below.
•	Expected Volatility. We determine the price volatility factor based on the historical volatilities of our peer group, as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the biopharmaceutical research industry that are similar to us in services provided, size, and stage of life cycle. We updated our peer group list of companies for each valuation date to include any newly listed public companies that met our criteria. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
•	Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. We determined the expected term assumption using the simplified method under SEC Staff Accounting Bulletin No. 107 and takes into consideration the contractual term of the options and the ordinary vesting period as we have insufficient historical information regarding our stock options to provide another basis for estimate.
•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.
•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends.

The following table summarizes the assumptions used to estimate the fair value of our stock options:

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Expected term (years)	5.2 to 6.1	5.0 to 7.5	5.0 to 7.5	5.3 to 6.0
Expected volatility	50% to 53%	48% to 55%	48% to 55%	53% to 65%
Risk-free interest rate	1.7% to 2.4%	0.6% to 1.4%	0.6% to 1.4%	0.7% to 2.1%
Expected dividend yield	0%	0%	0%	0%

The amount of stock-based compensation expense we recognize during a period is based on the value of the portion of the awards that we expect to ultimately vest. We estimate forfeitures for employee grants at the time of grant, and revise the estimates, if necessary, based on actual forfeiture experience, analysis of employee turnover, and other factors. Ultimately, the actual expense recognized over the vesting period will only represent those options that vest. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. For instance, if a revised forfeiture rate is lower than the previously estimated forfeiture rate, we make an adjustment that will result in an increase to the stock-based compensation expense recognized in our financial statements. And if a revised forfeiture rate is higher than the previously estimated forfeiture rate, we make an adjustment that will result in a decrease to the stock-based compensation expense recognized in our financial statements. To date, our forfeitures have been immaterial.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our share-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair values of the common stock underlying our share-based awards were determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our share-based awards was determined by our board of directors based on the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide (for reports through May 31, 2013) and Valuation Guide (for reports after May 31, 2013), Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations developed by an unrelated third-party specialist performed in accordance with the guidance outlined in the Practice Aid and Valuation Guide;
•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•	lack of marketability of our common stock;
•	our actual operating and financial performance;
•	current business conditions and projections;
•	hiring of key personnel and the experience of our management;
•	our company history and the introduction of new services;
•	our stage of development;
•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;
•	illiquidity of share-based awards involving securities in a private company;
•	the market performance of comparable publicly traded companies; and
•	the U.S. and global capital market conditions.

In valuing our common stock, since 2011 our board of directors determined the equity value of our business using the income approach valuation method or, when applicable, due to a recent offering of our convertible preferred stock, the prior sale of company stock method also was utilized. The income approach determines our enterprise value on the basis of the estimated present value of our projected future cash flows. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and this discount rate is adjusted to reflect the risks inherent in our cash flows. This approach also utilizes financial metrics and trading prices to determine revenue multiples for a selected peer group of publicly traded companies. These multiples are then applied within a discounted cash flow analysis. Once calculated, the results of the income approach were relied upon to determine an estimated enterprise value.

The prior sale of company stock method estimates our enterprise value by considering any prior sales of our capital stock. When considering prior sales of our equity, the valuation considers the circumstances surrounding the sale, such as the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the rights, preferences and privileges of the capital stock sold in the transaction.

Our peer group of publicly traded companies used for determination of the discount rate and market trading multiples is comprised of companies that focus primarily on providing biopharmaceutical research services for drug development that are similar to us in services provided, size, and stage of life cycle. There are, however, significant size and risk differences between many of our selected peer guideline public companies and us. Our peer group of publicly traded companies consisted of seven companies for the March 1, 2011 valuation report; seven companies for the May 31, 2012 valuation report; 11 companies for the May 31, 2013 valuation report; and 11 companies for the September 30, 2013 valuation report. The change in our peer group guideline public companies from the report as of May 31, 2012 to the report as of May 31, 2013 was primarily a result of a change in our business model, from focusing primarily on collaborations and research for drug developers to a broader focus on diagnostics, the commercialization of our biomarker tests and therapeutic-biomarker test pairings.

Once we determined an enterprise value, prior to the September 30, 2013 valuation, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability due to being a closely held entity. The OPM uses the Black-Scholes option-pricing model to price the call option.

Beginning with the September 30, 2013 valuation, because of greater clarity on potential exit scenarios and our determination to pursue an initial public offering, we began using the Probability Weighted Expected Return Method, or PWERM, to allocate our equity value among the various potential outcomes. Using the PWERM, the value of our common stock is estimated based upon an analysis of varying values for our common stock assuming the following possible future events for our company:

•	the completion of an initial public offering;
•	the completion of a sale of the company; and
•	continuation as a private company.

We applied a percentage probability weighting to each of the above scenarios based on our expectations of the likelihood of each event. We then applied the PWERM in order to allocate the derived aggregate enterprise value to our common equity. The PWERM involves analyzing the probability weighted present value of expected future values considering the liquidity scenarios discussed above, as well as the respective rights of holders of our common stock and convertible preferred stock.

We granted awards with the following exercise prices between March 1, 2011 and the date of this prospectus:

GRANT DATE	NUMBER OF SHARES OF COMMON STOCK UNDERLYING OPTIONS GRANTED	OPTION EXERCISE PRICE	ESTIMATED FAIR VALUE PER SHARE OF COMMON STOCK ON GRANT DATE
March 14, 2011	65,000	$0.030	$0.030
June 10, 2011	35,000	0.030	0.030
January 13, 2012	8,722,062	0.030	0.030
January 27, 2012	8,700,000	0.033	0.030
March 1, 2012	1,400,000	0.030	0.030
May 22, 2012	1,590,000	0.060	0.060
July 30, 2012	775,000	0.060	0.060
August 27, 2012	1,000,000	0.060	0.060
August 30, 2012	500,000	0.060	0.060
September 26, 2012	110,000	0.060	0.060
January 15, 2013	595,000	0.060	0.060
February 26, 2013	100,000	0.060	0.060
April 30, 2013	50,000	0.060	0.060
September 4, 2013	5,030,000	0.070	0.160
September 5, 2013	1,390,000	0.070	0.160
September 27, 2013	2,809,000	0.070	0.160
October 31, 2013	1,500,000	$0.160	$0.160

The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation costs since March 1, 2011. No single event caused the valuation of our common stock to increase through September 30, 2013. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock.

March 1, 2011 Valuation

We estimated that a share of our common stock had a value of $0.03 per share at March 1, 2011, an increase of $0.02 from the prior valuation at August 31, 2009. The increase in the common stock valuation reflected our continued developmental progress, execution of a significant clinical trial services agreement in November 2010, and the Series BB convertible preferred stock offering.

Our enterprise value was derived using a market approach based on sales of our Series BB convertible preferred stock at $0.10 per share, as it was determined that the price paid by the investors in the financing was the most meaningful indication of our enterprise value. Accordingly, the income approach was not used in estimating our enterprise value. The enterprise value then was allocated to our common stock utilizing an OPM with the following assumptions: a time to liquidity event of two years (based on the estimated period of time until significant additional capital was required); a risk free rate of 0.66%; and volatility of 60%. The result of the OPM was reduced by a discount for lack of marketability of 40% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and developmental progress, and the closing of the Series BB convertible preferred stock offering, as well as the third-party valuation report, when it determined the fair value of our common stock was $0.03 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the March 1, 2011 valuation to the grant dates of stock-based compensation prior to May 21, 2012.

May 31, 2012 Valuation

We estimated that a share of our common stock had a value of $0.06 per share at May 31, 2012, an increase of $0.03 from the prior valuation at March 1, 2011. The increase in the common stock valuation reflected our signing collaboration deals with Pfizer and GSK and the overall development of our biomarker platform.

Our enterprise value was derived using an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value, we applied a multiple consistent with observed next twelve months’, or NTM, revenue multiples from our peer group guideline public companies. The terminal value and the cash flows during the projection period then were discounted at a cost of capital of 33%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value then was allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of three years (based on an analysis of a potential liquidity event); a risk free rate of 0.35%; and volatility of 60% over the time to a liquidity event. The result of the OPM was reduced by a discount for lack of marketability of 30% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and collaboration deals, as well as the third-party valuation report, when it determined the fair value of our common stock was $0.06 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the May 31, 2012 valuation to the grant dates of stock-based compensation prior to May 31, 2013.

May 31, 2013 Valuation

We estimated that a share of our common stock had a value of $0.07 per share at May 31, 2013, an increase of $0.01 from the prior valuation at May 31, 2012. The increase in the common stock valuation reflected our continued work with existing collaborators, the status of development of our biomarker platform, and the evolving nature of our business model to begin to focus on diagnostic and personalized wellness programs.

Our enterprise value was derived using an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value, we applied a multiple consistent with observed NTM revenue multiples from our peer group guideline public companies. The terminal value and the cash flows during the projection period then were discounted at a cost of capital of 33%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value then was allocated to the common stock utilizing an OPM with the following assumptions: a time to liquidity event of two years (based on an analysis of a potential liquidity event); a risk free rate of 0.30%; and volatility of 60% over the time to a liquidity event. The result of the OPM was reduced by a discount for lack of marketability of 30% to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and developmental progress, and the closing of a convertible debt financing, as well as the valuation report, when it determined the fair value of our common stock was $0.07 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the May 31, 2013 valuation to the grant dates of stock-based compensation prior to September 4, 2013.

September 30, 2013 Valuation

We estimated that a share of our common stock had a value of $0.16 per share at September 30, 2013, an increase of $0.09 from the prior valuation at May 31, 2013, and retrospectively applied that valuation to grants made in September 2013. The increase in the common stock valuation reflected the increase in growth potential if we raise capital in an initial public offering, our continued work with GSK, the renewal of a research collaboration with another collaborator, our advances in our biomarker platform technology and continued progress in the development of our business model.

Our enterprise value was derived using a two scenario model and an income approach, discounted cash flow method. However, we also considered the market approach in our analysis. The income approach, discounted cash flow method, considers the present value of future cash flows during the projection period along with the present value of a terminal value at the end of the explicit projection period. For purposes of determining a terminal value within each scenario, we applied multiples consistent with observed NTM revenue multiples from our peer group guideline public companies. The terminal values and the cash flows during the projection periods then were discounted at a cost of capital of 33%, which was based on the risks attributable to our size, industry, and projected operations.

The enterprise value was then allocated to the common stock utilizing the PWERM with the following probabilities applied to each scenario: 60% to completion of an initial public offering with a time to liquidity of 0.50 years and 40% to continuation as a private company with a time to liquidity of two years. The results of the PWERM were reduced by a discount for lack of marketability of 10% for the completion of an initial public offering and 30% for the continuation as a private company scenario to yield the fair value of our common stock on a non-marketable, minority basis.

Our board of directors considered our most recent operating results and developmental progress, the decision to file an initial public offering, as well as the valuation report, when it determined the fair value of our common stock was $0.16 per share. In addition, our board of directors determined there were no events or circumstances that warranted a different fair value determination from the September 30, 2013 valuation to the grant dates of stock-based compensation prior to filing an initial public offering.

Warrant Liability

We classify freestanding warrants for shares that include a conditional obligation that we must settle by issuing a variable number of equity shares as a liability on the balance sheet at fair value. In 2012, in connection with a convertible note offering we undertook an obligation to issue warrants to purchase shares of series CC convertible preferred stock following a private placement of $3 million or more, or common stock following our initial public offering, if later. We classify those warrants as liabilities that we record at fair value. At the end of each reporting period, we record changes in fair value during the period as a component of other income (expense), net.

We will continue to adjust the warrant liability for changes in the estimated fair value of the warrants until the earlier of the completion of a $3 million private placement or the completion of a liquidation event, including the completion of an initial public offering, at which time we will reclassify the liabilities to stockholders’ deficit.

We use the Black-Scholes option pricing method to estimate the fair value of the convertible note warrant liability. Inputs we used in the Black-Scholes option pricing model to determine estimated fair value include the estimated value of our equity at the valuation measurement date, the time to a liquidity event, risk-free interest rates, expected dividends, and the volatility of fluctuation in the overall company value as estimated using the volatility of a group of comparable public companies.

The following table summarizes the weighted-average assumptions we used in our Black-Scholes calculations in valuing the warrants:

	DECEMBER 31, 2012	SEPTEMBER 30, 2013
Risk-free interest rate	0.34%	2.02%
Expected time to liquidity	3 years	7 years
Expected volatility	60.0%	62.6%
Expected dividend yield	0.0%	0.0%
Fair market value	$8,000	$702,000

The convertible notes and accrued interest and the related warrant liability automatically converted into shares of Series CC convertible preferred stock and common stock warrant, respectively, following completion of the sale of 22,877,141 shares of Series CC preferred stock on September 30, 2013, at a price of $0.15 per share for gross proceeds of $3.4 million. Net proceeds from the sale were $3,234,000 after taking into account placement agent commissions of $192,000 and other expenses of $6,000. The convertible notes and accrued interest of $3,545,000 converted into an aggregate of 23,636,355 shares of series CC convertible preferred stock and warrants to purchase 6,924,200 shares of common stock were issued. The fair value of the warrant liability was reclassified to stockholders’ deficit at September 30, 2013.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (c) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

The period-to-period comparison of our financial results below is not necessarily indicative of financial results that will be achieved in future periods.

Comparison for the Nine Months Ended September 30, 2012 and 2013

	NINE MONTHS ENDED SEPTEMBER 30,
(in thousands)	2012	2013
Revenue:
Collaboration and other research revenue	$3,222	$4,869
License and milestone revenue	—	—
Grant revenue	63	268
Total revenue	3,285	5,137
Cost of revenue	1,693	3,380
Gross profit	1,592	1,757
Operating expenses:
Research and development	2,576	2,361
General and administrative	1,721	2,049
Total operating expenses	4,297	4,410
Loss from operations	(2,705)	(2,653)
Other income (expense):
Interest income	11	5
Interest expense	(4)	(270)
Change in fair value of note and warrant liability	—	(1,444)
Other income (expense), net	—	—
Total other income (expense)	7	(1,709)
Net loss	$(2,698)	$(4,362)

Revenue

Revenue increased by $1.9 million, or 58%, from $3.3 million for the nine months ended September 30, 2012 to $5.1 million for nine months ended September 30, 2013. This increase was primarily due to an increase of $1.4 million in revenue under our collaboration with GSK and an increase of $0.2 million in grant revenue related to research in Parkinson’s disease funded by a research foundation.

Cost of Revenue

Our cost of revenue increased by $1.7 million, or 100%, from $1.7 million for the nine months ended September 30, 2012 to $3.4 million for the nine months ended September 30, 2013. This increase was due primarily to an increase of $1.5 million related to our GSK and Profil collaboration and research funded by a research foundation.

Research and Development

Our research and development expenses decreased by $0.2 million, or 8%, from $2.6 million for the nine months ended September 30, 2012 to $2.4 million for the nine months ended September 30, 2013. This decrease was primarily related to our drug compound development programs.

General and Administrative

Our general and administrative expenses increased by $0.3 million, or 17%, from $1.7 million for the nine months ended September 30, 2012, to $2.0 million for the nine months ended September 30, 2013. The increase of $0.3 million was primarily due to stock-based compensation and professional fees and $0.1 million in facility rent and common area maintenance.

Interest Expense

Interest expense increased by $0.3 million from $4,000 during the nine months ended September 30, 2012 to $0.3 million during the nine months ended September 30, 2013, due to issuance of convertible notes payable in December 2012 and May 2013 at a simple interest rate of 5% per annum. These notes automatically converted to Series CC preferred stock on September 30, 2013. Interest expense recorded during the nine months ended September 30, 2013, includes $241,000 of commissions paid to placement agents in connection with the issuance of the notes, $10,000 of equity compensation expense for the warrants issued to the placement agent and $79,000 of accrued interest on the notes. The change in fair market value of the notes and related warrant liability during the nine months ended September 30, 2013 was $1.4 million. The fair value of the convertible note and warrant liability of $1.4 million was reclassified to stockholders’ equity as of September 30, 2013, the date the convertible note automatically converted to Series CC convertible preferred stock.

Interest Income

Interest income decreased from $11,000 for the nine months ended September 30, 2012 to $5,000 for the nine months ended September 30, 2013. This decrease reflects the decrease in cash deposits for the same periods.

Comparison of the Years Ended December 31, 2011 and 2012

	YEARS ENDED DECEMBER 31,
(in thousands)	2011	2012
Revenue:
Collaboration and other research revenue	$4,139	$5,042
License and milestone revenue	2,000	—
Grant revenue	555	163
Total revenue	6,694	5,205
Cost of revenue	3,291	2,697
Gross profit	3,403	2,508
Operating expenses:
Research and development	2,405	3,343
General and administrative	1,775	2,298
Total operating expenses	4,180	5,641
Loss from operations	(777)	(3,133)
Other income (expense):
Interest income	13	16
Interest expense	(28)	(82)
Other income (expense), net	(14)	—
Total other income (expense)	(29)	(66)
Net loss	$(806)	$(3,199)

Revenue

Revenue decreased by $1.5 million, or 22%, from $6.7 million for 2011 to $5.2 million for 2012. This decrease was primarily due to completion in 2011 of a study with Daiichi Sankyo Inc., or Daiichi Sankyo, of $1.3 million.

Cost of Revenue

Total cost of funded research decreased $0.6 million, or 18%, from $3.3 million for 2011 to $2.7 million in 2012. This decrease is primarily due to the completion of a study for Daiichi Sankyo of $1.1 million offset by an increase of $0.4 million in research related to our collaboration with GSK.

Research and Development

Total research and development expenses increased by $0.9 million, or 39%, from $2.4 million in 2011 to $3.3 million in 2012. This increase was primarily due to an increase of $0.7 million in costs associated with biomarker discovery activities and payment of a $0.2 million license fee for exclusive rights to develop and market a cardiovascular drug candidate referred to as 5A peptide.

General and Administrative

General and administrative expenses increased by $0.5 million, or 29%, from $1.8 million in 2011 to $2.3 million in 2012. This increase was primarily due to additional salary and benefits of $0.3 million and a charge of $0.1 million for professional fees.

Interest Income

Interest income increased $3,000 from $13,000 in 2011 to $16,000 in 2012 due to an increase in our cash balances, which resulted in higher interest income year-over-year.

Interest Expense

Interest expense increased $54,000 from $28,000 in 2011 to $82,000 in 2012 due to the issuance of convertible notes payable in December 2012.

Other Income (Expense), Net

Other income (expense), net increased from a loss on sale of fixed assets of $14,000 in 2011 to $0 expense in 2012.

Liquidity and Capital Resources

Since our inception and through September 30, 2013, we have raised an aggregate of $97.1 million to fund our operations, including $42.6 million under our collaboration and other research agreements and grants and $54.5 million from the sale of our securities. As of September 30, 2013, we had $5.5 million in cash and cash equivalents.

In addition to our existing cash and cash equivalents, we are eligible to receive research fees and to earn milestone and other contingent payments for the achievement of defined collaboration objectives. Our ability to earn these milestone and contingent payments and the timing of achieving these milestones is dependent upon the outcome of research and development activities and are at the election of our collaborator. Our rights to payments under our collaboration and other research agreements are our only committed external source of funds.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, laboratory and related supplies, legal, patent and other regulatory expenses, general overhead costs, costs associated with activities related to technical development and clinical validation of our biomarker tests for commercialization, pursuing FDA clearance or approval for our biomarker tests, research to support expansion into collaborations with health and wellness companies, development of a clinical laboratory and development activities for drug compounds.

Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that our existing cash and cash equivalents as of September 30, 2013, and research funding that we expect to receive under our existing collaborations and recurring arrangements, will enable us to fund our operating expenses and capital expenditure requirements at least through April 2014, without giving effect to any potential contingent payments we may receive under our collaboration agreements or entering into any new collaboration agreements or net proceeds from this offering. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect.

Cash Flows

The following is a summary of cash flows for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013:

	YEARS ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
(in thousands)	2011	2012	2012	2013
			(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$(1,603)	$1,071	$1,483	$(4,834)
Net cash used in investing activities	(84)	(72)	(60)	(226)
Net cash provided by financing activities	2,904	2,469	1,755	5,045

Net Cash Used in Operating Activities

Net cash used in operating activities was $1.6 million for the year ended December 31, 2011, compared to net cash provided by operating activities of $1.1 million for the year ended December 31, 2012. The decrease in cash used in operating activities between 2011 and 2012 was primarily due to a $4.4 million increase in cash received from collaborations. In 2011, we received $3.0 million for exclusive rights to biomarkers and upfront payments pursuant to our collaboration with BMS. We received a $4.4 million upfront payment for the license and collaboration agreement with GSK entered into in 2012.

Net cash provided by operating activities was $1.5 million during the nine months ended September 30, 2012, compared to cash used of $4.8 million during the nine months ended September 30, 2013. The increase in cash used in operating activities in the nine months ended September 30, 2013 is due to recognition of deferred revenue from the GSK collaboration during the first nine months of 2013 as compared to the same period in 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities for the periods presented primarily relates to the purchase of property and equipment. Purchases of property and equipment were $84,000 and $72,000 during the years ended December 31, 2011 and December 31, 2012, respectively.

Purchases of property and equipment were $60,000 and $226,000 during the nine months ended September 30, 2012 and September 30, 2013, respectively. The property and equipment purchases during the nine months ended September 30, 2012 and September 30, 2013 consisted primarily of purchases of laboratory equipment to support our research and development activities and other laboratory equipment for use in research and development activities.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the year ended December 31, 2011, primarily related to the sale of preferred stock. During 2011, we sold 24.4 million shares of Series BB convertible preferred stock for aggregate proceeds of $2.2 million. Net cash provided by financing activities of $2.5 million during the year ended December 31, 2012, reflects cash received from the final closing of the Series BB convertible preferred stock offering of $1.7 million and $0.9 million received from the sale of convertible notes payable in December 2012.

Net cash provided by financing activities for the nine months ended September 30, 2012 primarily relate to the sale of Series BB convertible preferred stock. In March 2012, we sold 20.0 million shares of Series BB convertible preferred stock for aggregate proceeds of $2.0 million. Net cash provided by financing activities was $5.0 million during the nine months ended September 30, 2013 and primarily consisted of the sale of $1.4 million of convertible notes, $0.4 million from the exercise of stock options and $3.2 million of Series CC convertible preferred stock.

Contractual Obligations and Contingent Liabilities

The following summarizes our significant contractual obligations as of December 31, 2012:

CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating Leases(1)	$1,319	$544	$570	$205	$—
Total Obligations	$1,319	$544	$570	$205	$—

(1)	Represents future minimum lease payments under non-cancelable operating leases in effect as of December 31, 2012, for our facilities in Emeryville, California. The minimum lease payments above do not include common area maintenance charges or real estate taxes.

The contractual obligations table above does not include any potential future licensing payments to third parties as part of certain collaboration and licensing agreements or any potential future royalty payments we may be required to make under our license agreements, including with the Regents of the University of California, under which we were granted an exclusive license under certain patent rights related to our platform technology.

Payments under these agreements are not included in the above contractual obligations table due to the uncertainty of the occurrence of the events requiring payment under these agreements, including our share of potential future milestone and royalty payments. These payments generally become due and payable only upon achievement of certain clinical development, regulatory or commercial milestones.

During the nine months ended September 30, 2013, an additional high resolution mass spectrometer was leased at the rate of $156,000 per year and our facility lease, previously expiring July 2013, was extended 50 months through September 2017 at a cost of $117,000 per year.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not have, any off-balance sheet arrangements, as defined under SEC rules.

OUR BUSINESS

Overview

We are a commercial-stage company focused on applying our proprietary biomarker platform technology to drug development, prescription and non-prescription medical diagnostics and the pairing of drugs with diagnostic biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. We believe that biomarker tests that identify the cause of a disease and that can monitor over time the activity of the biological processes of health and disease in an individual can fundamentally change the management of disease. Our diagnostic biomarker tests, or biomarker tests, directly measure the biological processes that cause disease by revealing the flux, or rate of production and destruction, over a period of time, of the key molecules involved in these biological processes. We believe that measuring molecular fluxes can provide interpretable information that may be predictive for clinically meaningful endpoints for a particular patient and are designed to reveal personalized information for a patient that can guide healthcare decisions. As a result, we believe our biomarker tests have the potential to have a transformative effect on healthcare by providing information that can be used to make drug development more efficient, increase markets and sales for medicines and other health-related products and guide healthcare decisions by physicians and wellness decisions by consumers.

We have an extensive record of collaborating with pharmaceutical companies and others to apply our biomarkers to drug development. We have negotiated and signed a total of approximately 100 revenue-generating collaborations with pharmaceutical and biotechnology companies, in addition to approximately 14 similar revenue-generating collaborations with non-profit foundations and agencies. Building on this legacy, we are focused on applying our proprietary biomarker platform to three commercial areas:

•	collaborations with corporate partners to develop drugs and other health-related products;
•	sales of biomarker tests for non-prescription wellness management and for physicians to manage significant unmet medical needs; and
•	opportunities to pair sales of drugs and nutraceuticals with our biomarker tests.

Collaborations with corporate partners for the development of drugs and other health-related products

Our programs with pharmaceutical and biotechnology companies consist of biomarker-centered research and development arrangements, milestone-based collaborations and co-exclusive discovery programs. By measuring the rates at which biological processes that cause human health and disease are occurring in an individual, our biomarker tests are designed to be predictive of the clinical progression and severity of disease and therefore the overall likelihood of clinical end points such as disability, loss of mobility, reduced cognition or function, severe medical complications like heart-attack, or death. These biomarkers are used by pharmaceutical and biotechnology companies to increase the efficiency of developing drug candidates by guiding decision making throughout the drug development process, including validating potential targets for drug development, rapidly testing for early evidence of therapeutic benefit, selecting the most promising candidate in a class of drugs, confirming whether the benefits shown in animal studies are replicated in humans, identifying optimal drug dose and regimen, identifying patients or subgroups of patients with a disease who are most likely to benefit from a particular treatment, identifying potential adverse side effects for a drug early in the development process and discovering additional therapeutic uses for drug candidates and approved drugs.

Over the past decade, we have established an extensive record of revenue-generating drug co-development programs with pharmaceutical and biotechnology companies. Building on that experience, over the past three years we have entered into more comprehensive arrangements that include technology access fees, license fees and milestones. We believe our drug development support programs in this area will continue to grow, helping to support our operations while we develop our other programs.

In addition, we believe our recent development of biomarkers relevant to exercise, fitness, muscle, diet, weight control, skin care and personal appearance will create opportunities for research and marketing programs with consumer product companies to advance the non-prescription wellness products and services of those companies.

Sales of biomarker tests for non-prescription wellness management and for prescription applications addressing significant unmet medical needs

We are focused on developing and marketing biomarker tests that will provide personalized information about key biologic processes underlying health and disease. We intend to seek 510(k) clearances or pre-market approvals, as required, depending on each biomarker test’s specific use, from the U.S. Food and Drug Administration, or FDA, for these biomarker tests. Once cleared or approved, physicians may use them in making decisions about prescription therapies, which we refer to as prescription applications, and a wider variety of healthcare providers,such as personal trainers, team trainers, dieticians and sports medicine physicians, may use them in wellness management programs, which we refer to as non-prescription applications. These tests are minimally-invasive, as they are performed from body fluids rather than requiring biopsy or surgical samples of tissues. We intend to use the same 510(k) FDA-cleared tests for both non-prescription and prescription applications. We also intend to develop a clinical laboratory to perform these tests, for which we will seek CLIA certification.

We initially intend to market our tests for non-prescription applications in the wellness and disease prevention setting to enable consumers to make more informed life-style decisions, such as those relating to muscle biology, exercise, diet and related activities. In particular, our initial focus is to seek regulatory clearance for our biomarker tests related to muscle mass, muscle quality, and the body’s rate of metabolism, which we believe will reveal to individuals and their health-care providers how well a program or set of life-style choices is working to achieve targeted goals related to improved wellness and disease prevention. We intend to market these biomarker tests through relationships with healthcare providers, including personal trainers, team trainers, dieticians and sports medicine physicians, and to third parties that provide diet, exercise and nutritional products and services. We anticipate that these tests will be adopted more quickly by non-physician healthcare providers and their clients than tests for prescription applications because tests for non-prescription applications do not require approval from third-party payors. We believe that our strategy of working through relationships with healthcare providers will provide us access to the health and wellness markets without requiring us to sell directly to consumers.

Our biomarker tests for prescription applications are designed to provide physicians with a tool to diagnose diseases earlier in the progression of disease, measure a patient’s level of disease activity more precisely and individually over the course of the disease, measure the underlying cause and progression of each person’s disease, and monitor a patient’s response to therapy over time. We believe our biomarker tests provide advantages over existing static biomarkers. In addition, our existing biomarker tests are designed for application in areas where there are no alternative tests. The prescription applications for our initial biomarker tests are directed at identifying muscle conditions, such as sarcopenia, cachexia, and muscular dystrophies. Sarcopenia is the degenerative loss of skeletal muscle mass, while cachexia is the loss of body mass that cannot be reversed nutritionally.

We expect to initiate the FDA 510(k) clearance process for our first muscle biomarker tests in the first half of 2014. We are also developing in our pipeline for routine commercial application other biomarker tests that we have used in research settings with academic institutions, foundations, and pharmaceutical and biotechnology companies. These include tests for fibrotic diseases; neurodegenerative diseases such as Parkinson’s disease, ALS, Huntington’s disease and Alzheimer’s disease; cardiometabolic diseases; skincare; and cancer. We intend to submit these tests to FDA for 510(k) clearance, or pre-market approval, after we seek clearance for our muscle related tests.

Opportunities to pair sales of drugs and nutraceuticals with our diagnostic biomarker tests

We also seek to pair therapeutic agents with our biomarker tests for what we believe is the next generation of personalized or precision medicine and wellness management. We intend to focus on linking therapeutic agents with our biomarker tests in two ways. First, we intend to pair biomarker tests with selected drug candidates licensed by us that we advance through Phase 1/2 human proof-of-therapeutic-concept trials and that would then be sold or licensed to third parties for regulatory approval and commercialization. The initial in-house drug candidates that we intend to develop are for neurodegenerative diseases, such as Parkinson’s disease and ALS, and for acute coronary syndrome. Second, we intend to pair the marketing of approved drugs and nutraceuticals with our biomarker tests. We initially plan to focus on establishing a relationship with a generic drug company for co-marketing approved testosterone and related formulations, such as creams, injectables, androgen formulations targeted to muscle anabolism, or oral agents, paired with our proprietary biomarker tests related to muscle biology, which measure an individual’s muscle mass and muscle quality from a few drops of urine or blood, for disorders such as sarcopenia, cachexia and muscular dystrophies. We also intend to use the same pairing strategy by collaborating with a nutritional supplements company and pairing a nutraceutical formulation with our biomarker tests. We believe pairing approved drugs and nutraceuticals with our biomarker tests could be used to invigorate sales of those co-marketed drugs and nutraceuticals for its approved uses.

We believe therapeutic-biomarker test pairings would allow physicians to personalize for each patient the selection of treatment options, monitor the progress of treatment, revise treatment plans if necessary and minimize undesirable side effects by basing treatment decisions on the causal processes of diseases targeted by the treatment. We believe that this approach will work more effectively than is possible with the conventional approach, where we believe the causal processes of disease are not measured or monitored.

We believe that pursuing programs in these three areas provides us with opportunities to generate revenue in the near-term and in the future.

Our Strengths

We believe that our proprietary biomarker platform has the following competitive advantages:

Our flux-based biomarkers are designed to capture the underlying causal processes of disease and have the potential to transform the approach to the management of disease and wellness.

We believe that measuring molecular fluxes directly reveals the activity of the biological processes that are responsible for the initiation, progression, severity, or reversal of a disease, and that measurements of molecular flux rates provide information that is more interpretable, actionable, and likely to be more predictive of clinically meaningful endpoints than measurements of genes, proteins and other static components of a biological system. Biological processes, which involve a linked series of genes, proteins and small molecule metabolites in a cell or in the body, carry out most of the important functions in the organism. We believe that many diseases are caused by abnormal flux rates of molecules through critical biological processes. When the flux rates through these processes are disrupted, disease can result. Because of our ability to measure fluxes and thereby identify causal processes, we believe our technology has advantages over gene-based approaches and other techniques that only identify static biomarkers.

In the limited circumstances where biomarkers are being used in contemporary medicine to capture the underlying causes of disease, such as with infectious diseases or single hormone deficiencies, they have had significant effects on disease therapeutics and sales of medicines. We believe that because our approach to biomarkers is applicable to the causal processes of many diseases, our approach has the ability to have even more broadly significant therapeutic and commercial benefits.

The commercial value of our technology has been demonstrated through our history of revenue generating programs with pharmaceutical and biotechnology companies and research foundations and through our scientific collaborations with academic physicians.

We believe that the past decade of successful application of our biomarker technology to guide drug development decision-making by our collaborators and to identify biomarker-guided treatments for common human diseases by academic physicians provides the foundation for broader commercial applications of our biomarker platform to the diagnosis and treatment of disease. Our biomarker platform has been used by over 25 pharmaceutical and biotechnology companies, including GSK, Pfizer and Amgen Inc., or Amgen, as well as the NIH and medical research foundations, such as the Michael J. Fox Foundation, the Cure Huntington’s Disease Initiative Foundation, or CDHI, and the Susan G. Komen Breast Cancer Foundation. Through September 30, 2013, we have generated approximately $42.6 million in revenue from our collaborations and various grants. Our biomarker platform has been used in approximately 38 human research studies through collaborations with academic physicians and opinion leaders in a number of disease areas. These human research studies using our biomarker platform include muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancer. As a result of these collaborations and other research, we have published more than 90 peer-reviewed articles in scientific journals. We believe this extensive record of human research represents repeated validation of our capacity to identify specific molecular fluxes as causal processes in human disease and to provide drug developers and physicians with information on the causes, severity and treatment response of diseases.

Our biomarkers address unmet medical needs, including tests of brain function, that we believe will qualify for high levels of reimbursement.

We believe our biomarker tests can be used to solve long-recognized problems and fill unmet medical needs providing critical information about potentially serious and costly diseases. For example, our minimally-invasive tests of muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancer, address unmet medical needs that have been recognized for decades in their respective fields. We believe that the ability of our biomarkers to test brain chemistry and function without requiring brain tissue is a highly differentiating feature of our platform that can be used to understand health and disease in the brain. These types of tests provide not only diagnostic information but also information that can be used to guide the development of new treatment strategies and for recurrent monitoring. We believe these tests, especially in areas for which there is no effective treatment, would qualify for high levels of reimbursement by third party payors.

Our biomarker tests are simple and minimally-invasive and can be used to monitor disease progression.

Our tests are simple and minimally-invasive due to rapid advances in high-end mass spectrometry combined with our proprietary innovations. We are able to measure the synthesis and breakdown rates of up to several hundred proteins at the same time from samples as small as a few drops of dried blood on a filter paper, a swab of urine or saliva, or a tape strip touched to the skin. These tests are simple and easy to administer. Samples can be collected in outpatient medical settings as well as in non-medical settings such as gyms, cosmetics counters or weight-loss clinics.

In addition to the initial diagnosis, our biomarker tests can be used in monitoring an individual over time. Monitoring applications for our tests include following the progression of a disease, the response of a disease to treatment and the response of a healthy person to wellness and disease prevention interventions. We believe that monitoring applications have a substantial commercial advantage over initial diagnostic applications by providing repeated revenues.

Our biomarker platform is built on a strong intellectual property portfolio.

We believe that an essential element of the value of our biomarker platform technology is the intellectual property that we have assembled in the field of molecular flux biomarkers over the past decade, including over 80 issued and approximately 13 pending U.S. and international patents exclusively licensed by us from the Regents of the University of California, which were invented or co-invented by our President and Chief Scientific Officer and University of California professor Dr. Marc Hellerstein, as well as approximately 7 pending patent applications that we hold directly. This patent portfolio includes several seminal patents in addition to a number of other broadly enabling patents, including patents for the use of molecular flux measurements for drug discovery or medical diagnostics, the synthesis and breakdown of all of the proteins in the proteome, the screening of drug combinations for unexpected actions, including toxicities, and “virtual kinetic biopsies” for diagnostic measurements of disease processes occurring in tissues by measurements from body fluids.

Our proprietary library, or Atlas of Molecular Kinetics, can be used by our collaborators for drug discovery and development.

We have generated a proprietary library of data, which we refer to as our Atlas of Molecular Kinetics, containing millions of measurements of rates of the synthesis and breakdown of proteins and other molecules in animals and humans under a variety of experimental conditions. By interrogating the atlas, our pharmaceutical and biotechnology collaborators can obtain data for which they otherwise would have to perform biological experiments. This proprietary atlas will continue to grow as data accrues from our biomarker studies, and we believe it will increasingly represent a highly valuable resource to drug developers.

Being a biomarker platform company enables us to leverage our core capabilities and resources to pursue multiple commercial opportunities.

Our focus on our biomarker platform and tests means that unlike most pharmaceutical and biotechnology companies, which focus on chemical compositions of matter, or drug candidates and targets, we have the opportunity to pursue multiple areas for success, rather than being subject to the results of one or a handful of drug candidates. Our biomarker platform and our tests can be leveraged across several seemingly disparate commercial areas because of an efficiency of resources, costs and efforts. Our tests will all use the same CLIA laboratory facility, depend on the same patent portfolio, and will be measured with the same instruments, in addition to sharing the same FDA 510(k) clearances or approvals assuming the cleared or approved claims permit such use. In the case of our tests of muscle biology, for example, the same tests of muscle mass and muscle quality can be used for the diagnosis and treatment of sarcopenia, cachexia and muscular dystrophies; for non-prescription applications, such as out-patient wellness management by trainers and dieticians; for development of muscle anabolic drugs by pharmaceutical companies; to increase enrollment through elective monitoring programs offered by weight loss or fitness consumer companies; and to invigorate the sales of testosterone formulations or nutraceuticals through pairing programs with generic drug and nutritional products companies.

Our platform provides us with opportunities to pursue diverse objectives, including collaborating with drug developers, accessing the consumer wellness markets by working with wellness providers rather than directly with consumers, pursuing collaborative programs with consumer products companies that can differentiate their marketing based on science-based research, pairing the sales of therapeutic agents to our biomarker tests and partnering our inventions with instrument and diagnostic companies.

Our Strategy

Our objective is to transform drug development, personalized medicine and wellness management by utilizing our biomarker-guided proprietary platform technology. To achieve this objective, we intend to stay focused on our core technology platform and leverage its applications in ways that build on our experiences and past success as we transition to new commercial areas. Our strategy includes the following:

•	Pursuing our lead program in muscle biology. We intend to focus on our muscle biology programs, which we believe reflect opportunities in all three areas of our business. We have an existing collaboration with GSK, which includes work on the development of biomarker tests relevant to muscle biology, including muscle wasting. We intend to initiate the FDA 510(k) clearance process for our first muscle biomarker test in the first half of 2014, which we initially intend to market for non-prescription applications in connection with exercise programs to athletes, trainers, doctors, or others who are concerned about the loss of muscle. We also are pursuing opportunities to pair the marketing of currently available treatments with our biomarker tests, including co-marketing our tests for muscle biology together with generic testosterone and related androgen formulations or nutraceuticals.
•	Establishing infrastructure and obtaining regulatory clearances or approvals for our biomarker tests. After submitting our muscle biomarker tests for regulatory clearance, we intend to seek FDA clearance or pre-market approvals for other biomarker tests for which we believe there is a significant unmet medical need, including tests for fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancer. We also intend to establish a CLIA-certified laboratory to maintain control over the implementation of our biomarker tests and to achieve higher margins from those tests than if they were performed by other laboratories. In addition to the development of a CLIA laboratory, we intend to develop our commercial operations to include marketing of our wellness products, sales of our prescription biomarker tests and expanded corporate relationships.

•	Marketing our biomarker tests for non-prescription and prescription applications. We initially intend to market our biomarker tests for non-prescription applications in the wellness and disease prevention setting to enable consumers to make more informed life-style decisions, such as those relating to diet, exercise and other activities. We intend to market these biomarker tests through collaborations and programs with health and wellness providers and to companies that provide diet, exercise and nutritional products and services. We anticipate that these tests will be adopted more quickly by non-physician health and wellness providers than for medical applications because tests for non-prescription applications do not typically require obtaining reimbursement by third-party payors as the costs will typically be borne by consumers. We also believe that our strategy of working through partnerships and programs with healthcare providers provides us access to the health and wellness markets without requiring us to market directly to consumers. In addition, we intend to market our tests to physicians for use in making decisions about prescription therapies. Our biomarker tests are designed to allow physicians to diagnose diseases earlier in the progression of disease and to measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of disease and a patient’s response to therapy. The prescription applications for the biomarker tests for which we are seeking our initial approvals are directed at identifying muscle conditions, such as sarcopenia, cachexia and muscular dystrophies, followed by approvals for other conditions for which we believe there is a significant unmet medical need, including tests for fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancer.
•	Establishing research and marketing relationships with consumer companies particularly in the areas of exercise, fitness, muscle, diet, weight control and skin care. We intend to establish research and marketing relationships with consumer companies that have health-related products and services. For example, we are currently negotiating a collaborative program with a multi-national nutritional and consumer products company to identify from among our existing tests a suite of easily performed biomarker tests that can inform healthy individuals about their degree of wellness in several areas. Under the program, biomarkers of exercise fitness, metabolic capacity to respond to different nutrient challenges or metabolic flexibility, risk for diabetes and cardiovascular disease, inflammation, rate of metabolism, composition of the body and other biomarker tests of health-related processes will be measured in subjects before and after exercise and dietary interventions. The goal of the human study is to establish routine diagnostic protocols for grading each person along a scale of wellness criteria using our molecular flux biomarkers. The longer-term objective of our collaborator is to develop sales recommendations, including products, services and integrated programs for consumers. We intend to pursue a number of broad programs of this type that we believe will involve human research with implications for marketing of products.
•	Identifying and pursuing opportunities for therapeutic-biomarker test pairings. For our paired drug approach, we initially intend to work to develop our own licensed drug candidates through Phase 1 or Phase 1/2 trials: noscapine in neurodegenerative diseases paired with a biomarker of neuronal dysfunction and an apo-A1 mimetic 5A peptide licensed from the NIH for acute coronary syndrome paired with a biomarker of reverse cholesterol transport. By pairing these candidates with our biomarkers, we believe we can use our platform technology to efficiently structure clinical trials and to eventually aid physicians in identifying individuals who would most benefit from the compounds. We also intend to focus on pairing our biomarkers of muscle mass and quality with generic testosterone and related muscle anabolic formulations to patients with sarcopenia and cachexia and developing a collaboration with a nutritional products company to pair those same biomarkers with nutraceutical products aimed at increasing muscle mass. From time to time, we may also consider opportunities to acquire or license product candidates or approved drugs for therapeutic-biomarker test pairings.

Market Overview

We believe there are significant opportunities to use our biomarkers to guide decisions in drug research and development, in medical practice and in wellness markets.

Drug Research and Development

Drug research and development today is a time-consuming and expensive process. The Pharmaceutical Research and Manufacturers of America, or PhRMA, a trade group representing drug research and development companies in the United States, estimates that its members — which constitute only a cross-section of the overall industry — spent $48.5 billion on research and development in 2012. Large amounts are spent on the development of individual drugs. In its December 2012 study, the independent U.K. research organization, the Office of Health Economics, reported that the mean cost to develop a drug was approximately $1.5 billion. However, when taking into account the cost of drug candidates that were not successfully developed, based on a review of annual reports of pharmaceutical companies between 1998 and 2002 the InnoThink Center for Research in Biomedical Innovation estimated the number to be around $3.9 billion reported in 2011 dollars. While the industry is large overall, and individual drug costs are expensive, EvaluatePharma estimated in 2010 that research and development spending is expected to grow at just 2.3% per year from 2011 to 2016. The overall size of the market and the anticipated slow rate of growth in the industry are coupled with what we believe are indicators of stress, including significant reductions in force and a push toward more outsourcing. As a result, we believe there are opportunities to help drug development companies become more efficient and effective in their research and development activities.

Diagnostic Testing

Diagnostic tests are used by physicians to identify a patient’s disease, and in some cases, sub-type of disease, as well as to measure how a disease is progressing in a patient and the efficacy of treatment options. Diagnostic testing is a growing part of the overall healthcare market in the United States, with a 2011 report from PricewaterhouseCoopers indicating that diagnostic tests impact up to 60% of critical healthcare decisions. The growth of diagnostic tests has been fueled by the development of new and more focused tests, including those that are designed to be used to determine whether a particular treatment is likely to be effective. Molecular and genetic tests have increased in recent years, and in 2010 Roche estimated that these tests would represent 11% total spending on diagnostic tests in 2014, up from 9% in 2009. As more specialized diagnostic tests are developed, payors are increasingly requiring specific diagnostic tests before approving for reimbursement certain types of therapeutic treatments.

Per PWC Diag 2011

“By 2020 PWC estimates that Drug-Diagnostic co-development will have become routine for drugs for which the use of Biomarkers is relevant, and most leading pharmaceutical companies will have changed their business model to incorporate significant diagnostic capabilities in-house — through acquisition or otherwise.”

We are currently focused on commercializing our biomarker tests for use in seven areas: muscle biology, fibrotic diseases, neurodegenerative diseases, fatty liver diseases, skincare, cancer and cardiometabolic diseases. Each of these areas provides us with significant opportunities:

•	Muscle Biology. Our biomarker tests in this area measure muscle mass and quality and metabolic rates, which we expect can be used to address diseases that affect significant numbers of people, including sarcopenia, cachexia and muscular dystrophies, as well as have significant uses in diet and exercise settings. Sarcopenia alone is estimated to effect approximately 5% of persons that are 65 years and older, and as many as one in two persons over the age of 80 years. Sarcopenia is also commonly associated with disability and was estimated by to cost the U.S. healthcare system approximately $18.4 billion a year in 2004.
•	Fibrotic diseases. Our biomarker tests in this area measure the rate of scar formation and breakdown in tissues that are subject to important fibrotic diseases, such as liver, lung, skin and heart. In 2008, an article in the Journal of Pathology reported that current health statistics reflected that diseases involving fibrosis cause nearly 45% of all deaths in the developed world.

•	Neurodegenerative diseases. Our biomarker tests in this area measure neuronal dysfunction in the brain through measurements of brain protein fluxes sampled from cerebrospinal fluid. The field of neurodegenerative diseases includes diseases such as ALS, Parkinson’s disease, Huntington’s disease and Alzheimer’s disease. The Harvard NeuroDiscovery Center reports that in 2013, 30,000 Americans suffer from ALS, 1 million from Parkinson's, 30,000 from Huntington's disease and 5 million from Alzheimer's disease. Because neurodegenerative diseases strike primarily in mid- to late-life, the Harvard NeuroDiscovery Center reports that incidence of these diseases is expected to increase as the population ages.
•	Cardiometabolic diseases. Our biomarker tests in this area measures the synthesis rate of fat in liver from a blood test, the production and removal rates of fat-transporting proteins in blood and rates of reverse cholesterol transport and dysfunction of fat cells and adipose tissue, as well as glucose use by tissues. Cardiometabolic diseases, such as fatty liver disease, coronary artery diseases and diabetes and insulin resistance, continue to effect large segments of the population. According to the American Diabetes Association, in 2011, 25.8 million Americans, or 8.3%, had diabetes and, for Americans 65 years or older, 26.9% had diabetes. According to the American Heart Association, in 2008, 780,000 Americans had a first heart attack, 470,000 Americans had a recurrent heart attack and 795,000 Americans had a first or recurrent stroke. In addition, it is estimated that in 2004 approximately 30% of Americans had fatty livers.
•	Skin care/dermatology. Our biomarker tests in this area measure skin rejuvenation rate and the production of endogenous oils, which potentially have applications in diseases that affect large segments of the population, such as in the area of psoriasis. A 2013 literature review published in the Journal of Investigative Dermatology estimated that the incidence of psoriasis in adults varied from 78.9 per 100,000 person-years (United States) to 230 per 100,000 person-years (Italy).
•	Chronic Lymphocytic Leukemia (CLL). Our biomarker tests in this area measure the proliferation rate of tumor cells and turnover of cellular proteins in CLL cells. CLL is the most common leukemia in North America accounting for approximately 30 percent of all leukemias in North America, with incidence rates among men and women in the United States of approximately 6.75 and 3.65 cases per 100,000 population per year, respectively. The incidence of CLL increases rapidly with increasing age, between 1997 and 2002.

Wellness Markets and Nutraceuticals Opportunities

We intend to pursue opportunities for our biomarker tests to be used by companies in the health and wellness markets to advance the development and potentially sales of their non-prescription wellness products and services and by health and wellness professionals, such as personal trainers, team trainers and dieticians, as well as sports medicine physicians, to help manage wellness programs.

Drug Research and Development, Medical Care and Health and Wellness Decisions Suffer from Insufficient Information that is Relevant and Functionally Interpretable

Despite the amount of investment in medical research, drug development is a difficult and uncertain process. Drug candidates have high failure rates, making the cost of new drug approval prohibitive for some drug candidates. A Biotechnology Industry Organization Analysis from 2012 reports that there is greater than a 98% overall failure rate for drug candidates, greater than a 90% failure rate after drugs complete preclinical studies and have entered human testing, and greater than a 50% failure rate for drugs that have completed Phase 3 studies. This failure rate, or drug attrition, is often due to the lack of efficacy of the drug candidate or unexpected toxic effects. We believe the failure to identify both of these problems early in the drug development process is related to both the unpredictability of complex biologic systems and the approach used in modern drug development.

We believe that drug development today is largely focused on an approach grounded in molecular biology. Molecular biology is the study of biology at the molecular level, and when applied to disease, looks principally at finding genes and proteins that are presumed to be the cause of disease. The idea behind molecular biology is to help find and fix or address the defective gene or protein. We believe that the approach has been adopted by the pharmaceutical industry and academia on a widespread basis, and the focus in much of drug development has turned to identifying specific gene and protein targets and leads associated with disease. Consistent with the molecular biology approach to disease, the Human Genome Project, which is an international effort to map the gene sequence of humans, was expected by many to lead to a flood of new treatments. But significant numbers of treatments have not materialized, despite identification of almost all human genes. Because of the complexity of disease, we believe that knowing what genes may be associated with a disease has alone not provided researchers with enough information to know how to treat disease.

One exception that we believe is important to understanding this rule is certain cancers. Genetic biomarkers used in cancer treatments have had some important successes in clinical medicine. Cancer, however, is well established to be a disease of gene mutations, so we believe it is not surprising that genetic biomarkers may provide causal information and be predictive in this setting, but are not likely to be successful for other diseases that lack such a well-established basis in genetic mutations.

Even when a drug obtains regulatory approval and begins being marketed, there is no assurance that it will be commercially successful.

Similar to the challenges in drug research and development, where drug developers have difficulty predicting the effect a drug candidate will have on disease in medical care, physicians have difficulty predicting whether a particular drug will be effective in a particular patient. Although common diseases are increasingly recognized to have many sub-types and variants, and each patient’s disease has an individual version and history, we believe that patients with many diseases continue to be lumped together and medicine use continues to be based on statistics rather than the particular biology of each person’s condition. Some diseases, such as lymphoma, are now sub-divided into 51 variants, which have specific treatment implications. The results of such sub-typing have generally been greatly improved clinical outcomes. However, in clinical medicine, sub-typing is the exception and not the rule, and clinicians are generally faced with not having enough information about patients and treatments to select the best treatment approach to disease.

Consumers and the health and wellness professionals also suffer from a lack of relevant information on which to base wellness decisions. The molecular biology-based approach of identifying, for example, a gene for obesity has not worked well to identify people at risk for obesity and to help them make appropriate life style choices. In fact, a striking discovery from intensive human genetic studies is that measuring genes can explain only a small percentage of conditions that studies indicate are inherited, such as a person’s height or risk for type 2 diabetes. Studies indicate that more than eighty percent of the differences among people for height are due to inheritance, yet today only a few percent of height differences can be explained by identified genes. Similarly, an individual has more than a ninety percent probability of developing type 2 diabetes if both parents have type 2 diabetes, but only a few percent of that risk can be explained by identified genes, despite extensive research. We believe this failure to identify individual risk-factor genes for these traits are because genetics and biology are complex and interactive, so that most things in one’s body are not predictable from a small number of genes. To this point, although there are a number of companies that promote genetic testing for daily life risk assessment and life-style decisions, we believe that genetic and genomic tests alone are not sufficient for guiding wellness decisions.

The Move Toward Personalized Medicine in Drug Development and Medical Care and the Use of Biomarkers

The move toward personalized or precision medicine is intended to address some of the challenges that have historically faced both drug research and development and medical care. The idea behind personalized or precision medicine is to give the right patient the right drug in the right dose at the right time. This requires the ability to sub-divide patients with a particular disease in treatment-relevant ways by indicating whether a particular patient is likely to respond, or is already responding, to a particular therapeutic treatment. The ability to sub-divide patients in that way today is largely being driven by the use of biomarkers, which are indicators of the biological processes associated with disease. We believe that human research, particularly in therapeutics, is rarely productive without informative biomarkers, because clinically meaningful outcomes often take years and are influenced by many confounding factors.

Biomarkers are currently being used to facilitate personalized or precision medicine, to identify patient subsets instead of homogeneous diseases, to use the biology of disease to predict outcomes, and in some cases to use the biology of disease to determine treatment. And, many examples support the trend toward reliance on biomarkers as critical elements of drug development and medical practice. In personalized medical diagnostics, patient subsets now define once-homogeneous diseases, the biology of disease is used to predict outcomes, and in some cases the biology of disease determines treatment, such as is the case with lymphoma. Biomarkers also play a role in paired therapeutics and diagnostics by facilitating precision medicine that gives the right drug in the right dose to the right patient, such as is the case with blood thinners, in biomarker tests that are required by payors to use and continue a drug, and in the field of companion diagnostics, where the use of a drug is paired by the FDA label to a gating, companion biomarker test, such as the pairing of Herceptin with a test for BRCA-1.

There are Many Compelling Examples in Contemporary Medicine Where Informative Biomarkers Transformed the Treatment of a Disease and Sales of Medicines

There are a number of examples that we believe show how an informative biomarker can transform treatment of a disease and the sales of drugs. In the early 1990s, the viral load test of Human Immunodeficiency Virus (HIV) in blood was developed and shown to predict the rate of progression to death in Acquired Immunodeficiency Syndrome, or AIDS, patients. Reduction in this biomarker, the plasma HIV viral load, by ritonavir, which was first protease inhibitor drug, was then shown to predict a delay in death. The FDA quickly allowed use of plasma HIV viral load to be used as a surrogate marker for antiretroviral drug trials, which allowed effective multi-drug combinations to be rapidly approved, based on response of the biomarker rather than delay in death. Clinicians also began to routinely use plasma HIV viral load in combination with multi-drug regiments to manage HIV-infected patients. As a result, between 1993 and 1997, the death rate for people with AIDS in the United States fell by more than 50% and has dropped by 85% since approval of antiretroviral treatment in 1995. We believe that this remarkable public health accomplishment grew out of the pairing of an informative causal-process biomarker with drugs that had measurable effects on the biomarker.

There are also many examples of the transformative value of biomarkers in the area of infectious diseases, including strep throat. When a child has a sore throat and fever, the key test that a doctor will perform is a throat culture, to test for infection with the streptococcus bacterium. That is a biomarker test. Presence of the biomarker has important medical consequences, because it indicates that use of a penicillin or related antibiotic is required, largely to prevent complications of strep infection, such as rheumatic heart disease.

Finally, the field of endocrine deficiencies is another example where biomarkers have changed therapeutics dramatically. It is now a simple matter to manage deficiencies in thyroid hormone, such as in Hashimoto’s disease, glucocorticoids, such as in Addison’s disease, sex steroids, hormones of salt metabolism, and others, by measuring the relevant hormones in the body and administering replacement hormone to normalize levels.

Why These Examples of Transformative Biomarkers Have Not Been Replicated Successfully in Most Common Chronic Diseases and How We Believe Our Biomarker Approach is Different

We believe that for all the examples of transformative biomarkers discussed above there were biomarkers available of relatively simple underlying causal factors leading to each disease — for example, an infectious agent or a single missing hormone. But common diseases that are growing in incidence in the modern world, with aging populations and more sedentary life-styles, such as Alzheimer’s disease, Parkinson’s disease, arteriosclerotic heart disease, type 2 diabetes, sarcopenia, obesity, osteoarthritis, liver cirrhosis, and others, are not caused by a single gene or a small number of genes and are not known to be caused by an infectious agent or a single missing factor. We believe biomarkers that are based on genetic testing or measurements of most other static components will not capture the underlying biologic processes that are causal in these diseases because these causal processes by their nature involve the flux of molecules through dynamic biologic processes.

We believe that the exceptions to this rule, that is, the relatively small number of informative static biomarkers that have been identified for common non-infectious diseases prove the point that informative biomarkers can be medically transformative and commercially powerful. For example, in arteriosclerotic heart disease, long years of research identified factors like blood pressure and blood cholesterol levels that correlated with blood vessel disease. We believe that biomarkers for the causal processes that lead to diseases such as Alzheimer’s disease, Parkinson’s disease, liver cirrhosis, type 2 diabetes, sarcopenia, obesity and others would similarly transform these conditions. But, to do so the biomarkers will have to measure the underlying causal biologic processes, which we believe means that they will have to measure the flux of molecules through dynamic biologic processes.

Our Solution

Our approach to solving problems in health-care focuses on the discovery and application of transformative biomarker tests that can be used to guide decisions in drug development, medical practice and wellness management. By measuring the biological processes that are causal in human health and disease, our biomarkers are designed to be predictive of the clinical course of diseases. The advantages of our biomarker platform include that it:

Measures the Flux Rate of Molecules.  We believe many diseases are caused by abnormal flux rates of molecules through critical biological processes. Biological processes, which involve linked series of genes, proteins and small molecule metabolites in a cell or in the body, carry out important functions in the organism. Disruption of the flux rates through these processes can result in disease. Our biomarkers capture, in a single measurement, the flux rate of the key molecules involved in the biological processes that maintain human health and cause disease. Molecular flux rates through processes that cause disease are implicitly more interpretable and actionable, and more likely to be predictive for outcomes of disease, than measurements of genes, proteins and other static components of a system. As a result, we believe our biomarkers do not suffer from what we consider to be limitations of other approaches to contemporary molecular diagnostics.

Predicts Disease Progression Despite Biological Complexity.  Biology and disease are complex and interconnected. Because of this complexity, we believe that living systems are fundamentally unpredictable. The interconnected relationships among the components of a biological system cannot be understood by measuring the pieces of the system in isolation. Even methodologies that measure many components of a system at once, such as microarrays, proteomics or genomics, have generally been unable to predict complex disease behavior. This is in part because they do not measure the flux rate of molecules. Our biomarker tests are able to measure these flux rates and have proven in human research studies to be predictive of the clinical progression and severity of various diseases.

Translates from Animals to Humans.  A common problem in drug research is that animal tests are often not predictive of the safety and efficacy of a drug candidate in humans. The availability of tests that help assess whether a drug candidate that works well in animals will work well in humans has been a long-standing goal in drug development. Our tests have been designed to be performed operationally in the same way and to measure the same molecular fluxes in both animals and humans. Accordingly, our tests can be used to identify whether the effect of a drug candidate on a targeted biological process in an animal has a similar effect in humans. In addition, many tests used to measure safety and efficacy in animals are invasive and require tissue samples making it difficult or impossible in some cases to use the same test in humans. Because our tests can be performed in a minimally-invasive manner in humans, our tests are translatable from animals to humans.

Enables Personalized or Precision Medicine.  The idea behind personalized or precision medicine is to give a patient the right drug in the right dose at the right time. Personalized or precision medicine is predicated on the ability to sub-divide patients with a particular disease in treatment-relevant ways by indicating whether a particular patient is likely to respond, or is already responding, to a particular therapeutic treatment. Because our tests measure the biological processes in a particular patient, we are able to measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of disease and the patient’s response to therapy. When applied, this helps physicians to make personalized and precise treatment recommendations.

Generates Interpretable and Useful Information for Guiding Drug Development Decisions.  By measuring the flux of molecules in key biologic processes in the body’s systems, our biomarker platform has been demonstrated to guide decisions in drug development in several ways. These include showing whether or not a target pathway for a particular therapeutic agent is a good point of intervention in disease by relating its rate of activity to disease progression, severity or improvement; identifying the role of different processes in the causation and treatment of specific diseases; and determining whether a gene or protein targeted by drug researchers has beneficial effects when manipulated or is even a likely candidate for intervention against a disease by measuring the effects of manipulation of the target on the rate of the underlying disease-causing process. We believe that this type of information allows better evidence-based decision making in pharmaceutical research and development and increases productivity and the likelihood of success.

Uses Simple, Minimally-invasive Tests.  Most tests identifying disease activity in a tissue require biopsies or other invasive methods of collecting tissue for testing, including surgery. In contrast, our tests are generally minimally-invasive and take advantage of analytic instruments that have become increasingly sensitive and our proprietary technical innovations. Our tests allow us to detect low levels of molecules and measure disease activity and processes of health in tissues in the human body from small amounts of bodily fluids, such as a few drops of blood, urine or saliva, or from a tape strip touched to the skin. Among these are tests based on our proprietary Virtual Biopsy approach, which uses bodily fluids to measure disease-causing processes occurring in human tissues that are remote and otherwise hard to sample without biopsy or surgical procedure.

Simple outpatient or home monitoring is practical with our tests. For example, dried drops of blood on a filter paper can reveal synthesis or proteins in the muscle or collagen synthesis causing scarring in a fibrotic liver. And, urine on a paper strip can reveal the mass of muscle in a person’s body. These simple sampling techniques allow measurement of processes for several key unmet medical needs.

Enables Generation of Holistic Information.  Our tests can be used to provide a holistic view of a biological system by capturing the flux of hundreds or thousands of proteins or small molecules at once. For pharmaceutical research, this allows screening in an unbiased way for abnormal biological processes that could contribute to disease, which can lead to the identification of potential therapeutic targets and potential biomarkers. In addition, the large amount of data generated by our tests has led to the development of our Atlas of Molecular Kinetics, which contains millions of measurements on a variety of biological processes in both animals and humans. We believe that our kinetic atlas will become increasingly valuable to companies engaged in drug development because it can help validate the viability of their target selection and development plans prior to engaging in experimental testing. Finally, when used in this way, our tests may identify relationships and patterns among dozens or hundreds of molecular flux rates, which can then be used to characterize disease subtypes or indicate treatment responses that might not otherwise be apparent from more targeted measurements.

Our Achievements

Our biomarker platform has been used in the development of drug candidates and has influenced published literature and medical textbooks about disease and human health. Our platform’s accomplishments include:

•	Generating the first minimally-invasive laboratory biomarkers known to us of muscle mass and muscle quality in humans. Physicians, health and wellness professionals and others in the field of muscle biology have long expressed a need for a minimally-invasive laboratory test that reveals the mass of muscle in an individual or that reveals the rate at which muscle tissue is being replaced or repaired. Our proprietary biomarker test measures those characteristics and has been used by pharmaceutical collaborators, medical researchers in academia and large multi-centered studies sponsored by the National Institutes of Health.
•	Developing the first biomarker test known to us of disease modifying processes in a neurodegenerative disease. The area of neurodegenerative diseases has lacked biomarker tests of disease modifying processes for diagnosis, monitoring of disease activity and assessing response to treatment. We have developed a biomarker test that measures the function of neurons in the brain related to neurodegeneration. We believe this type of biomarker has the potential for changing drug development and the management of patients.
•	Transforming the treatment strategy for chronic lymphocytic leukemia, or CLL. CLL, which is the most common form of leukemia in adults, has both aggressive forms and less aggressive forms. Our studies demonstrate the aggressiveness and clinical prognosis in patients with CLL. CLL had previously been thought to be a cancer characterized by impaired death of tumor cells resulting in slow accumulation of these cells over years. Our findings demonstrated that a subset of CLL patients exhibited increased proliferation rates of a “clone” of tumor cells and that these patients had an aggressive form of CLL that progressed rapidly. Our studies showed, we believe for the first time, that when a clone mutates to become hyper-proliferative, the disease becomes more aggressive. We believe that this revised model of CLL suggests that measuring CLL tumor cell proliferation using our biomarker test not only provides a biomarker of clinical prognosis, but that inhibition of cell proliferation with classic chemotherapy agents, which are generally not used in CLL because the disease was not thought to involve high proliferation rates, should be tested in this subset of CLL patients.
•	Developing the first blood-based biomarker known to us of the rate of tissue fibrogenesis in humans. Experts and practitioners in the field of fibrotic diseases have for many years expressed the need for minimally invasive tests of tissue fibrosis rates in order to diagnose active fibrotic disease and evaluate the effects of treatment without the need for invasive biopsies. We have developed a blood test that reveals the rate of active fibrogenesis, or the rate at which scar is being formed in the human liver. This biomarker test is a significant development for liver cirrhosis and is currently being used by pharmaceutical companies and academic medical researchers. We are also developing blood or urine tests that reveal the rate of scar formation in other tissues, such as the lung, kidney and heart, for application in fibrotic diseases such as idiopathic pulmonary fibrosis, kidney transplant rejection, scleroderma and heart failure.
•	Demonstrating for the first time the flux basis of immunologic memory after effective vaccination. We have collaborated with a leading authority on immunologic memory at the Centers for Disease Control to understand how long-term immunologic memory is maintained in humans. Immunologic memory is the ability of the body to recognize and attack infectious agents to which the individual has been previously exposed and which is the basis for immunization against common diseases. We used our biomarker tests in subjects who were being vaccinated against yellow fever. Vaccination against yellow fever can generate effective protection against infection in the form of yellow fever virus specific T lymphocytes that persist for 20 to 30 years. We found that the disease-specific T-cells that proliferated in the first 4 weeks after yellow fever vaccination turned out to have a remarkably long life-span in the body when tracked over time using our biomarker platform technology. The residual proliferation rate of these T-cells was low and does not explain the persistent protection from yellow fever infection. These findings provide specific guidance that may be useful for the development of vaccines that might mimic the efficacy of yellow fever vaccines.

Our Biomarkers

Building on our legacy of collaborative relationships and our experience performing biomarker tests in human disease research and drug development settings, we are currently focused on commercializing biomarkers in six areas: muscle biology, fibrotic diseases, neurodegenerative diseases, cardiometabolic diseases, skincare and cancer. The chart below identifies the disease and wellness areas in which we have developed biomarker tests, what the tests measure and potential applications for our tests.

Our Biomarker Pipeline

Disease and Wellness Areas	Biomarker Test	Applications of Biomarker Tests
Muscle biology	• Muscle mass	• Monitor treatment for sarcopenia and cachexia
	• Muscle quality	• Effectiveness of wellness programs
	• Metabolism rate of the body	• Paired with drugs and nutraceuticals
• Rate of scar production and removal in tissues	• Monitor course and therapy of fibrotic diseases
• Neuronal dysfunction	• Monitor course and therapy of Parkinson’s disease, ALS, Huntington’s disease and Alzheimer’s disease
• Guide noscapine clinical development
Diabetes/insulin resistance	• Dysfunction of fat cells and adipose tissue	• Monitor treatment of insulin resistance and treatment of type 2 diabetes
• Glucose use by tissues
Fatty liver disease	• Synthesis rate of fat in liver	• Monitor treatment of fatty liver disease
Coronary artery disease	• Production/removal rates of fat-transporting proteins in blood	• Monitor treatment of blood lipid disorders
	• Reverse cholesterol transport	• Guide 5A peptide clinical development
• Skin rejuvenation rate	• Collaborations with cosmetic companies
	• Skin production of endogenous oils	• Monitor treatment of acne
• Proliferation rate of tumor cells and turnover of cellular proteins	• Monitor treatment of CLL

Our Lead Program in Muscle Biology

Our muscle biology program represents our most advanced initiative that focuses our proprietary technology on a long-standing need in medicine and wellness management. We intend to continue to develop our muscle program and pursue opportunities in the three areas of our business.

Our muscle-related drug development work leverages our advances in muscle-related biomarkers. We entered into a multi-year collaboration agreement with GSK in June 2012 for the development of novel biomarkers in muscle applications, fibrosis applications and protein acetylome applications, under which we recently achieved a milestone. Our revenues from this collaboration were approximately $0.8 million in 2012 and approximately $1.8 million for the first nine months of 2013, and the activity and development under this arrangement is consistent with a number of our other current initiatives.

We intend to pursue biomarker tests in muscle biology as our first FDA cleared tests, including tests used for non-prescription applications in the areas of muscle mass, quality and metabolic rate or fuel utilization. We selected muscle biology as our lead program because we are not aware of other biomarker tests related to muscle biology that can provide comparable information from a simple blood, urine or saliva test. We believe that the regulatory approval process for FDA clearance of tests in muscle biology will be quicker than in some other areas because we believe the FDA will consider diagnostic decisions about muscle biology to present lower risks to patients than more imminently life-threatening diseases.

We anticipate that these tests for muscle biology will be adopted more quickly by non-physician healthcare providers and their clients than tests for prescription applications because tests for non-prescription applications do not typically require from third-party payors.

Pipeline Tests

We intend to pursue FDA clearance or pre-market approval for our biomarker tests for other diseases that we believe represent unmet medical needs. These tests include biomarker tests of tissue fibrosis; neurodegenerative diseases, cardio-metabolic diseases, skin care and cancer.

These tests all currently have extensive evidence for utility through research studies in animals and humans, and we are working to simplify and make them easier to perform for broad application as clinical biomarker tests. For the diagnostic use of our tests in non-prescription and prescription applications, these biomarker tests will also require validating studies in humans and FDA clearance or pre-market approval. The sequence in which we commercialize these tests will be based on a number of factors, including our view on the size of applicable markets, technical features of the tests, regulatory approval pathways, costs of validating studies and expected marketing requirements.

Our programs with pharmaceutical partners, disease-focused research foundations, and government funding agencies have played key roles in the discovery and development of our biomarker tests and their validation.

•	Fibrotic diseases. Our biomarker tests in this area measure the rate of scar formation and breakdown in tissues that are subject to important fibrotic diseases, such as liver, lung, skin and heart. We have also developed minimally-invasive blood-based biomarker tests for certain of these conditions. Our biomarker tests for fibrotic diseases have been advanced by collaborations with pharmaceutical companies and physician researchers. For example, our blood-based biomarker of liver fibrosis rate was first tested in humans in collaboration with University of California, San Francisco, or UCSF, liver disease researchers. We are engaged in a research study in scleroderma patients with a clinical scleroderma research center at the Johns Hopkins University School of Medicine. Our recent studies of human post-mortem liver cells to identify new blood-based biomarkers of fibrosis are in collaboration with the Dean of the School of Medicine at the University of California, San Diego, or UCSD. Our fibrosis tests are also currently being used by two other academic medical investigators, by pharmaceutical and biotechnology companies in collaborative programs with us, including GSK, and the Netherlands Organization for Applied Scientific Research.
•	Neurodegenerative diseases. Our biomarker tests in this area measure neuronal dysfunction in the brain through measurements of brain protein fluxes sampled from cerebrospinal fluid and measurements of abnormalities characteristic of specific neurodegenerative diseases, such as ALS, Parkinson’s disease, Huntington’s disease and Alzheimer’s disease. Funding from the Michael J. Fox Foundation has supported our discovery of biomarker tests in Parkinson’s disease. Funding from the CHDI Foundation has supported work that has identified abnormalities of protein fluxes in Huntington’s disease, as well as in the development of a plasma biomarker of brain cholesterol synthesis. Funding from NIH SBIR grants supported the development of biomarkers of in vivo neurogenesis. We have also received research funds from the Project ALS Foundation and for winning the ALS Foundation’s Prize4Life in recognition of our biomarker discovery research. A contract with BMS supported work that identified potential biomarkers in Alzheimer’s disease. These tests have been used with the doctors in charge of the Parkinson’s disease/movement disorders clinic at the ALS Treatment and Research Center at UCSF and in collaborations related to Parkinson’s disease, Alzheimer’s disease, Huntington’s disease, ALS, Multiple Sclerosis and other neurodegenerative diseases by over 12 pharmaceutical and biotechnology collaborators, including Eli Lilly and Company, Isis Pharmaceuticals, Inc., BMS, MedImmune Limited, Organon NV, Plexxikon Inc., Amgen Inc., Sosei Co. Ltd., Merck KGaA, Endece Neural and Acorda Therapeutics, Inc.
•	Cardiometabolic risk, fatty liver disease. Our biomarker tests in this area measure the synthesis rate of fat in liver from a blood test and has been advanced in part through research with a number of pharmaceutical companies, including Pfizer and Bayer HealthCare AG. It has also been advanced through research studies with leading medical researchers at UCSD, UCSF, Harvard University, University of California, Berkeley, Washington University at St. Louis and other medical research institutions.
•	Cardiometabolic risk, coronary artery disease. Our biomarker tests in this area measure the production and removal rates of fat-transporting proteins in blood and rates of reverse cholesterol transport. These studies have been funded by the National Heart, Lung, and Blood Institute of the NIH, and through collaborative programs with pharmaceutical and biotechnology companies, including Pfizer, Merck & Co. Inc. and Amgen. Leading medical researchers who have worked with us on these programs include researchers at the University of Amsterdam Academic Medical Center, UCSF, Harvard University, Yale University, New England Medical Center, Northwestern University and others.
•	Cardiometabolic risk, diabetes and insulin resistance. Our biomarker tests in this area measure dysfunction of fat cells and adipose tissue, as well as glucose use by tissues. These studies have been funded by the NIH, as well as through research programs with leading medical researchers at Stanford University, Yale University, Harvard University, UCSF, University of California, Berkeley, University of Wisconsin, University of California, Davis, Washington University at St. Louis, University of California, Los Angeles, and the University of Texas Southwestern Medical Center. These programs have contributed to the identification of tests of impaired glucose utilization, pancreatic dysfunction, adipose tissue dysfunction and insulin resistance. Our collaborative programs with pharmaceutical and biotechnology companies that have used our biomarkers in this area include Amylin Pharmaceuticals, Inc., BMS, GSK, Bayer HealthCare AG, Daiichi Sankyo and the Profil Institute for Clinical Research.
•	Skin care. Our biomarker tests in this area measure skin rejuvenation rate and the production of endogenous oils, which may play a role in acne and skin health. The development of these tests resulted in part from a collaborative discovery program with a large pharmaceutical company and has since been extended by our in-house research. Our previously discovered biomarkers of skin rejuvenation and psoriasis disease activity were carried out with NIH funded academic researchers at UCSF and has been used in studies with Pfizer.
•	Chronic Lymphocytic Leukemia (CLL). Our biomarker tests in this area measure the proliferation rate of tumor cells and turnover of cellular proteins in CLL cells. The development of these tests were funded in part from a $4.5 million grant from the National Cancer Institute of the NIH, which supported a large multi-center trial of CLL patients to determine whether our kinetic biomarker test can prospectively identify which patients will exhibit aggressive verse indolent clinical behavior.

This study was in collaboration with academic medical leaders in CLL from the Mayo Clinic, UCSD, The University of Texas M.D. Anderson Cancer Center and the Institute for Medical research at North Shore Long Island Jewish. A previous NIH funded study led to the identification of CLL tumor cell kinetics as tests of clinical prognosis. These tests are currently also being used by academic medical investigators for studies of subtypes of CLL and in collaboration with three pharmaceutical companies, including Pharmacyclics Inc.

Our Business Model

Our business model is focused on three areas that take advantage of what we believe to be the transformative potential of our biomarker tests:

•	collaborations with third parties to develop drugs and other health-related products;
•	sales of biomarker tests for non-prescription wellness management and for significant unmet medical needs; and
•	opportunities to pair sales of drugs and nutraceuticals with our biomarker tests.

Through this approach, we seek to take advantage of near-term and long-term market opportunities, with revenues from multiple sources, including corporate partners, third-party payors, and clients of wellness providers.

Our business strategy of expanding our programs in these three areas is based on our belief that our biomarker platform technology has two important commercial advantages over focusing solely on chemical compositions of matter, or drug candidates and targets. The first advantage is that we are focused on biomarkers, not on medicinal chemistry. We believe that genuinely informative biomarkers about health and disease are now widely recognized to be the key missing elements for advancing all areas of health-care, including more efficient drug development, more personalized and precise medical care, and more effective wellness and disease prevention strategies.

The second advantage is that our platform can be leveraged across these three commercial areas to achieve an efficiency of resources, costs and efforts, largely by focusing on commercial areas that we believe build on our core strengths and are natural transitions from our successes. Our core technology and research and development efforts apply across these three programs. Our biomarker tests will all use a common CLIA laboratory facility, are protected by the same patent portfolio, are measured with the same instruments, and will benefit from regulatory clearances or approvals that apply across these areas. We have also designed our business model to build on skills that are familiar and well-established by us. We have, for example, developed extensive experience and expertise at initiating, negotiating and successfully completing individualized collaboration agreements with corporate partners of various sizes and therapeutic emphasis. We also have established over a decade a long record of successfully working with physicians who enroll their own patients in studies using our biomarkers to test the effects of drug treatments in diseases, and we believe that use of our biomarkers commercially by physicians to test the effects of interventions for prescription applications will build on this experience. Similarly, working with and marketing to health-care providers who will apply our wellness tests with their clients, rather than marketing directly to consumers, will build on our experience working with physicians who have applied our tests in their patient populations. Moreover, our pairings program of in-house or partnered medicines with our biomarker tests will build on years of pharmaceutical collaborations involving our tests being paired with collaborators’ drug candidates.

In this manner, we intend to grow our business in our three areas, each of which provides a substantial market opportunity for growth potential in its own right, without needing to change our biomarker platform technology or our ongoing research and development efforts. We believe that the current trends in healthcare, including the focus on personalized medicine, disease prevention and wellness management, provide us with a timely opportunity to commercially leverage our unique biomarker platform beyond collaborations with pharmaceutical companies.

Development of Drugs and Other Health-Related Products with Pharmaceutical and Biotechnology Companies and Consumer Wellness Companies

Collaborations with pharmaceutical and biotechnology companies to develop drugs more effectively

Our programs with pharmaceutical and biotechnology companies engaged in drug development consist of biomarker-centered research and development arrangements, milestone-based collaborations and co-exclusive discovery programs. The goal of these arrangements is to increase the efficiency and efficacy of the development of drug candidates through the use of our expertise and biomarker tests to guide decision-making at many steps of the drug development process.

Over the past decade, we have developed an extensive record of revenue-generating research and development programs with pharmaceutical and biotechnology companies. Our experience with these companies has also provided extensive validation of the practical value of our biomarker technology, and provided a base of expertise and data upon which we can continue to commercialize our platform. Historically, we have structured our arrangements with pharmaceutical and biotechnology companies in three ways: revenue-generating collaborative drug development programs, including master services agreements; arrangements with contract research organizations; and milestone based arrangements.

•	Revenue-Generating Collaborations. Our initial arrangements with drug development companies were basic collaborations, where we provided an individually tailored research program for the collaborator and received payment for our services. In each of these collaborative programs, we worked closely with the research team at the collaborator to propose and then optimize a protocol and study design individualized for that collaborator, with the goal of answering its questions about its therapeutic target or drug candidate and advancing its therapeutic or diagnostic program. These collaborations often started as small, pilot studies and grew into larger, more comprehensive deals. We have negotiated and signed a total of approximately 100 such revenue-generating agreements with pharmaceutical and biotechnology companies, in addition to approximately 14 similar revenue-generating agreements with non-profit foundations and agencies. In addition to these arrangements, over time we have developed similar arrangements that were structured as master service agreements, where we entered into master service agreements to provide for terms that governed regular work that we would perform for a particular customer over time, whether in connection with a particular program or multiple programs. These master service arrangements may provide for technology access fees, or up-front payments for the use of our technology, but are again structured on the principal of cash payments in exchange for services that we provide.
•	Contract Research Organizations. Similar to our revenue-generating collaborative drug development programs, a number of our drug development efforts have occurred through relationships with contract research organizations, or CROs. These CROs engage us to assist with the work that they are performing for the drug development companies that are their clients. These programs also involve working closely with the research team at the CRO and the drug development company to propose, and then optimize, a protocol and study design individualized for the partner. This has been a growing part of our business, and in the nine months ended September 30, 2013 revenue generated from contract research-organizations represented approximately 21% of our revenues.
•	Milestone and Other Arrangements. Over the past three years we have begun to enter into more comprehensive arrangements that include milestone-based arrangements, as well as payments such as technology access fees. For example, we entered into a multi-year collaboration agreement with GSK in June 2012 for the development of novel biomarkers in muscle applications, fibrosis applications and protein acetylome applications. In these arrangements, we seek to receive greater compensation based on our collaborators’ achieving successful development goals. These programs involve working closely with research teams at the collaborator with the goal of answering basic questions about its therapeutic target or drug candidate and advancing the collaborator’s therapeutic or diagnostic program.

Collaborations with consumer product companies in the fields of exercise, fitness, muscle, diet, weight control and skin care

We intend to collaborate with companies in the consumer products and services areas, including nutritional products companies, weight loss programs, fitness and exercise facilities and cosmetics companies, to advance their non-prescription wellness products and services, which would provide us with opportunities to enter into collaborations particularly related to sports, exercise, fitness, muscle, diet, weight control and skin care. We intend to pursue collaborative research and development and marketing agreements with consumer companies in these fields, with the goal of increasing the sales of their products and services. Our strategy is to provide these companies with scientific programs both to design improved products and services and to market their products and services pairing them with our biomarker tests.

For example, we intend to enter into arrangements with companies involved in exercise, such as gyms and sports clubs, or diet and weight loss clinics, to use our tests of muscle mass, muscle quality and the body’s rate of metabolism to guide their customers’ specific programs and to maintain motivation and interest, based on the ability to use our biomarkers to measure progress. We also intend to pursue arrangements with companies selling nutritional products, medical foods and supplements that could similarly our tests of muscle mass, muscle quality and the body’s rate of metabolism to promote their products. We believe that programs of these types could serve to motivate purchases, enroll new customers and increase brand loyalty.

We believe our extensive record of value-creating collaborations with pharmaceutical companies provides precedents for the usefulness of our biomarker platform for non-prescriptions applications and intend to pursue such programs with consumer product and services companies. We believe our record of initiating, negotiating, signing and completing dozens of individualized collaborative programs tailored to the needs of both large and small corporate collaborators across a broad range of therapeutic areas makes the evolution into collaborations with consumer product companies a natural transition for us.

Sale of Biomarker Tests for Non-Prescription Wellness Monitoring and Prescription Medical Use

We are developing and marketing non-prescription and prescription biomarker tests that will provide personalized information about key biologic processes underlying health and disease. We believe this information will enable more informed decisions by a wide variety of healthcare providers, such as personal trainers, team trainers and dieticians, as well as sports medicine physicians, who may use these biomarker tests in wellness management programs by linking individuals to optimal wellness plans. We intend to focus on linking individuals to over-the-counter products and services that improve wellness, enhance performance and prevent chronic disease. We also believe this information will allow precision medical management based on disease subtype and activity and will allow physicians who use these tests to make decisions about prescription therapies. We intend to focus on what we believe to be unmet medical needs for the prescription applications of our biomarker tests.

We intend to seek 510(k) clearance or pre-market approval from the FDA for these biomarker tests. We intend to use the same tests will be used for both non-prescription and prescription applications, in accordance with the claims that have been cleared or approved by the FDA. We intend to initiate the FDA 510(k) clearance process for our first diagnostic muscle tests in the first half of 2014. In the case of our tests of muscle biology, the same tests of muscle mass can be used for the diagnosis and treatment of sarcopenia, cachexia and muscular dystrophies; for non-prescription applications, such as out-patient wellness management by trainers and dieticians; for development of muscle anabolic drugs by pharmaceutical companies; to increase enrollment through elective monitoring programs offered by weight loss or fitness consumer companies; and for testosterone formulations for approved indications or nutraceuticals through pairings programs with generic drugs and nutritional products companies.

We intend to apply a portion of the proceeds from this offering to develop a clinical laboratory to conduct the biomarker tests that we intend to commercialize for sale, as well as other controlled, high-quality laboratory testing in our own facilities. We will seek certification of this laboratory under CLIA and related state and federal regulations that provide for the regulation of laboratory testing. A CLIA-certified laboratory is a laboratory that meets certain federal standards for laboratories performing laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance and quality control and inspections. By developing our own CLIA-certified laboratory, we believe we will have the ability to generate higher margins for tests than if we partnered with a CLIA laboratory owned by a third party.

Non-prescription applications:  tests in muscle biology for fitness, weight control and nutrition, and tests in skincare

We initially intend to market our biomarker tests for non-prescription applications in the wellness and disease prevention setting to enable consumers to make more informed life-style decisions, such as those relating to diet, exercise programs and other activities. We anticipate that these tests will be adopted more quickly by non-physician healthcare providers and their clients and that non-prescription applications will generate revenues earlier than prescription applications.

We intend to market these biomarker tests through partnerships and programs with healthcare providers, including personal trainers, team trainers and dieticians, as well as sports medicine physicians, and to companies that provide diet, exercise and nutritional products and services. We believe that our strategy of working through partnerships and programs with healthcare providers provides us access to large health and wellness markets without requiring us to market directly to consumers. This type of relationship-based approach to marketing will potentially reduce the burden and costs that we would face from marketing directly to consumers. Tests for non-prescription applications also do not require obtaining approval from third-party payors, as the tests are likely to be out of pocket and paid directly by consumers. We believe our non-prescription biomarker tests will also provide the opportunity for revenues through partnerships with consumer companies. Our tests could provide these companies with enhanced value by helping to link customers to their products or services based on relevant biomarker testing and results.

Prescription applications:  sarcopenia, cachexia and muscular dystrophies

When used in prescription applications, our biomarker tests are designed to allow physicians to diagnose diseases earlier in the progression of disease and measure precisely and individually a patient’s level of disease activity, the underlying cause and progression of each person’s disease and a patient’s therapeutic response. If we obtain FDA clearance for the muscles tests for which we intend to seek approval initially, we intend to market them to physicians as a strategy for identifying patients with low muscle mass and quality, for initiation of treatment and for providing timely information for monitoring disease progression in sarcopenia, cachexia and muscular dystrophies. For the prescription applications of our muscle tests, we expect to target subspecialists and physicians who we believe are physician opinion leaders in endocrinology, urology and geriatrics. We expect to initially use a small sales force focused on these subspecialists and opinion leaders in selected metropolitan areas, such as New York, Boston, Baltimore/Washington, Miami, Los Angeles and San Francisco. We anticipate that as publicity grows from publications, presentations at scientific meetings, use by athletes and teams, and word-of-mouth, we will continue to build our sales force to physicians.

After our muscle biomarker tests, we intend to develop for routine commercial application other biomarker tests that have been used in research settings with academic institutions, foundations and pharmaceutical and biotechnology companies for which we believe there is a significant unmet medical need. These include tests for the better diagnosis of fibrotic diseases through the study of tissue fibrogenesis in the liver, lung, skin, kidney, heart and lymphatic tissues. We intend to then also pursue tests related to neurodegenerative diseases like Parkinson’s disease, chronic lymphocytic leukemia, metabolic disease and its risk factors, including non-alcoholic fatty liver disease, risk for atherosclerosis, diabetes and the risk of acquiring diabetes and insulin resistance.

Pairing Therapeutic Agents with Biomarker Tests

We seek to pair therapeutic agents with our biomarker tests. We believe that pairing of treatments with specific diagnostic biomarker tests is the central requirement for the growing movement to personalized or precision medicine. We intend to focus on linking therapeutic agents with our biomarker tests in two ways: first, by pairing tests with selected drug candidates — including new chemical entities and repurposed generics — licensed by us that we advance through Phase 2 human proof-of-concept trials, and that would then be sold or licensed to third parties for regulatory approval and commercialization; and second, by pairing the marketing of approved drugs and nutraceuticals with our biomarker tests. Our planned pairings include those focused on muscle biology and the treatment of muscle disorders, followed later by pairings for neurodegenerative disease, acute coronary syndrome and other conditions.

Building on the movement toward the greater usage of personalized or precision medicine, we believe that, over the long term, our technology platform can be used to provide an integrated program for prescribing physicians to pair biomarker tests with therapeutic regimens in target disease areas. In this manner, we believe the predictive information provided by our biomarker tests could be leveraged to enhance sales by us of our own licensed or developed products or sales by collaborators of their own products. We believe that therapeutic-biomarker test pairings, or having available tests that give guidance on the selection and use of therapeutics, may increase sales of the drugs by identifying patients who can benefit from the treatments that are most effective for them. Moreover, we believe there is a marketing benefit in providing physicians with an integrated solution that links biomarker testing with a program of therapeutic options.

Pairing noscapine with biomarker tests for the treatment of neurogenerative diseases.  As part of our pairing strategy, we plan to pair biomarker tests with our own in-house drug candidate for neurodegenerative diseases, such as Parkinson’s Disease and ALS. We are pursuing development of a repurposed generic drug, noscapine, for use in treating these neurogenerative diseases. We selected noscapine after our research discovered a biomarker test of altered axonal transport that showed a benefit in neurodegenerative diseases from noscapine.

Noscapine, which has been used in low dosages as a cough suppressant in Europe, has also been tested in higher dosages by Cougar Biotechnology, now a part of Johnson & Johnson, as a compound for treating cancer. While we do not believe that Johnson & Johnson is continuing to pursue that indication, we believe that the safety data that they developed could help to form the basis for our submission of an Investigational New Drug Application, or IND, to the FDA for the use of noscapine in ALS. We have licensed rights to that data from Emory University, which had originally licensed certain intellectual property to Cougar Biotechnology. Subject to the results of a pre-submission meeting with the FDA on the suitability of the safety data, we currently intend to submit an IND for noscapine in 2014. The IND would be for a Phase 1 or Phase 1/2 trial in which we would seek to efficiently validate a proof of therapeutic concept for noscapine in ALS by using a biomarker test that we are developing in neuronal dysfunction. If the clinical trial shows promise, our current expectation is that we would seek to sell or license the compound. Noscapine is not currently approved in the United States for any indication.

ALS is the first medical indication that we are pursuing for noscapine. We selected ALS as the first indication to pursue because it is a highly visible condition with no effective treatments, so we believe that any evidence for medical benefit by our agent would make a significant contribution to medicine. In addition, ALS is an orphan condition and therefore provides potential advantages for exclusivity of any drug tested, regardless of patent status, which may be an advantage for noscapine for which we do not have composition of matter patent protection. Reimbursement rates may also be more favorable in the absence of effective alternative treatments.

Pairing NIH 5A HDL-mimetic peptide with biomarker tests for the treatment of acute coronary syndrome.  We intend to pair a compound known as the 5A HDL-mimetic peptide, which we refer to as the 5A peptide, with our biomarker test for the treatment of acute coronary syndrome. The 5A peptide, which is currently in pre-clinical testing, is a synthetic peptide mimic of a protein that helps transport fats and cholesterol through the bloodstream. We intend to pair the 5A peptide with a biomarker test for HDL functionality that measures reverse cholesterol transport flux, or RCT. We believe this compound’s benefits have been validated by several pharmaceutical studies and publications and by our own strong pre-clinical data in ApoA1 HDL-mimetic peptides, including the 5A peptide, that show enhanced RCT and anti-atherogenesis.

We licensed the 5A peptide from the NIH in 2012 together with a number of other candidates. At the time we licensed the 5A peptide, we also received a Rapid Access to Intervention Development, or RAID, grant to fund IND-enabling toxicity studies and synthesis of compound work. We expect to file an IND in 2014 and thereafter commence a Phase 1 clinical study of the 5A peptide to validate a proof of therapeutic concept for the 5A peptide in acute coronary syndrome by using our biomarker test for RCT. If the clinical trial shows promise, our current expectation is that we would seek to sell or license the compound.

In pursuing clinical trials to support the development of noscapine and the 5A peptide, we intend to use our platform technology for the efficient structuring of the clinical trials, as well as to eventually aid clinicians in identifying individuals who would most benefit from these compounds.

Pairings of generic androgen products and/or nutraceuticals with biomarker tests of muscle biology. We intend to focus on establishing partnerships with a generic drug company for marketing approved androgen and related formulations paired with our biomarker tests related to muscle biology. We believe that relationships with a drug company with an approved generic product could provide us with multiple opportunities, including pursuing formulations that could be paired with our biomarker tests, such as testosterone creams of different strengths, injectables like intramuscular testosterone and nandrolone, and oral oxandrolone or other oral agents. We believe this type of relationship could provide physicians and patients a combined program to monitor and optimize their response to muscle-targeted therapy, by pairing approved therapeutics with our biomarker tests.

In addition to working with a company with an approved generic product, we also intend to partner with a nutritional supplements company and pair a nutraceutical formulation with our biomarker tests for muscle disorders. Like the other elements of our lead program in muscle biology, we intend to focus the pairings on the disorders such as sarcopenia, cachexia and muscular dystrophies.

Through our relationships with a company with an approved generic product and a nutritional products company, and through our biomarker tests themselves, we intend to provide physicians and patients integrated muscle health programs to monitor and optimize patient response to muscle-targeted therapy. Our goal is to market programs that provide a combined diagnostic and therapeutic solution to the physician and patients, including biomarker diagnostic pairings with both testosterone and nutraceuticals. Through these pairings programs, physicians would gain the ability to personalize for each patient the selection of a treatment option, monitor the progress of treatment, revise the treatment plan if necessary and minimize undesirable side effects.

Our Collaboration with GSK

In June 2012, we entered into a collaboration and license agreement with GSK to identify novel biomarkers to assist in drug development in three program areas: muscle applications; fibrosis applications; and protein acetylome applications, including work on the development of biomarker tests relevant to our lead program in muscle biology and our program in fibrosis. Our work under the collaboration agreement is relevant to our lead program in muscle biology and our program in fibrosis. Under the collaboration agreement, we and GSK will conduct initial feasibility studies covering the specific program areas, and, at GSK’s discretion, we will work with GSK to conduct additional activities directed to the discovery of biomarkers and the validation of these biomarkers in clinical settings. In conducting these additional activities and for a period of time thereafter, the agreement provides that we will work exclusively with GSK in the relevant program area(s), subject to certain exceptions. We expect that our collaborative pre-clinical research and development activities with GSK will continue until June 2015.

According to the agreement, upon GSK’s decision to initiate biomarker discovery activities in a program area, we will grant GSK a worldwide, sublicenseable, exclusive license for pharmaceutical use to use our proprietary technology platform to exploit, in connection with GSK’s products, any biomarkers identified as a result of these activities. In addition, to the extent that we identify or develop any biomarkers in our collaboration with GSK, we are prohibited from using, or licensing to others, some of these biomarkers for a limited time period following the end of our collaborative research and development activities with GSK.

At the inception of the collaboration agreement, GSK made an upfront payment to us of $4.4 million and will pay us up to an additional $3.0 million if GSK elects for KineMed to initiate biomarker discovery activities in the program areas. For each of these program areas, GSK may owe us up to a total of $11.0 million in additional payments based on the achievement of certain milestones relating to the biomarkers identified in the program. GSK will also pay for certain royalty payments owed under the patent rights that we licensed from the University of California.

For each program area, the collaboration agreement will terminate at the end of the collaborative research and development activities, but GSK’s payment obligations and the licenses granted to GSK will continue, subject to certain exceptions. GSK may terminate the collaboration agreement at any time with advance written notice. Either party may terminate the collaboration agreement for the other party’s uncured material breach, upon any failure to comply with certain anti-bribery and anti-corruption policies or upon certain insolvency events.

Opportunities to Continue to Leverage our Platform Technology

Consistent with our platform technology, we believe that there are and will continue to be opportunities to leverage our technology. Through our ten years of collaboration relationships, we have generated a proprietary library of data, which we refer to as our Atlas of Molecular Kinetics. The data in our atlas has been collected from animal and human samples on which extensive analyses have been performed. Using this data, our atlas contains millions of measurements of rates of the synthesis and breakdown of proteins and other molecules in animals and humans under a variety of experimental conditions. While our pharmaceutical and biotechnology collaborators have already interrogated our atlas to obtain data for which they otherwise would have had to perform biological experiments, we are continuing to work to organize this information in a uniform manner to make it accessible in a database that will provide a valuable reference resource. For example, one of our collaborators interrogated our atlas to obtain information on genes that they suspected to be involved in the repair of a target tissue. The partner queried whether we had data on and knew how to monitor any of the proteins coded by these genes. The computer search revealed useful information on over 25 of the targeted proteins, with specific data on their lifespan and optimal method for measurement. In this manner, the atlas saved what we estimate would likely have taken six to twelve months of experimental research studies.

We believe that a potential area for future revenue is through partnering our patented inventions in the areas of mass spectrometric instrumentation and diagnostics. For example, we currently have a program with a large scientific instrumentation company to improve the accuracy of isotope measurements by mass spectrometers in the Orbitrap class. We also have shared research and submitted a joint patent with Lawrence-Berkeley Laboratories on an invention that we have called a “Kinetic Microscope”. We believe that companies that make and sell diagnostic instruments will continue to be interested in pursuing collaborations with us. And, while this is not something for which we are pursuing near-term revenues, we anticipate that over the longer term, instrument and diagnostic companies could provide another source of revenues.

Our Platform

Our proprietary biomarker platform uses a combination of innovations in mass spectrometry — a scientific technique to analyze the makeup of chemical substances — and innovations in diagnostic sampling and analysis to measure biomarkers that are used to identify the rate of production and destruction, over a period of time, of the key molecules involved in the biological processes that cause human health and disease and thereby obtaining insight into complex biological processes relevant to health and disease. We believe that the diagnostic information generated by our technology has practical applications in facilitating personalized healthcare decisions and improved drug research and development.

Our Technique

Our technique begins with the administration to humans or animals of compounds, including water, glucose, or cholesterol, that have been labeled with safe, stable and non-radioactive isotopes such as deuterium. After administration of the isotope, a sample of bodily fluid such as saliva, urine, blood or cerebrospinal fluid is collected in a minimally invasive way, such as by swabbing from the subject’s mouth or collecting a drop of the subject’s blood from a finger stick or finger prick on filter paper.

The sample fluids are then analyzed using mass spectrometry, an analytical technique to determine the chemical makeup of molecules. All organic molecules contain carbon, and 1.1% of all carbon atoms exist in a heavy form. Other atoms in molecules, such as nitrogen, hydrogen, oxygen, also have heavy forms. Large organic molecules like proteins, lipids and nucleic acids, thus have different molecular forms, each containing a different number of heavy atoms. The relative proportions of these molecular species are identified in a mass spectrometer by measuring the isotopic ratios within the molecule. When an isotope, such as deuterium, is administered to the living system, it may perturb the isotopic ratios in a molecule compared to what they had been before administration of the isotope. These perturbations, or changes, can reveal molecular fluxes of the molecule, allowing us to monitor rates of appearance and disappearance of proteins in cells and in the fluids of the body and to analyze bodily function over time.

By tracking stable isotopes using mass spectrometry, we can accurately determine the inner workings of very complex systems within the body on the basis of a small number of samples within short observation periods. This is true even for diseases that unfold over years for which we can observe perturbations and potential drug-mediated corrections in much shorter time intervals, often within days or weeks instead of years.

Our Innovations

We have built our platform on several technical innovations:

We measure patterns of ratios of isotopic species within targeted molecules as the prerequisite for measuring molecular flux rates.  The introduction of an isotopic label is necessary for the measurement of molecular flux rates in biological systems. Changes in the rate or pattern of incorporation of labels into targeted molecules reveals flux rates of the molecules. More specifically, these flux rates can reveal a variety of activities, including the fraction of molecules that were newly produced over a defined period of time, the life-span or half-life of the molecules, the absolute rates of synthesis or removal of the molecule in terms of milligrams per minute, the biologic source or pool from which the molecule was produced, the delay it took for the molecule to enter or leave a body compartment of interest, the fate of one molecule in terms of its conversion to other molecules, and whether there are subsets or separate pools of the molecule that behave differently, among others. These flux rates of molecules often reveal the flux rate through a larger biological process or pathway that led up to the molecule. Technically, the result of label incorporation is to change the proportions, or ratios, of isotopic species within the molecule. Accordingly, the key analytic requirement for molecular flux rate measurement is the ability to measure the ratio of different isotopic species within particular molecules of interest. This is in contrast to most contemporary mass spectrometric approaches or measurements, which group molecular species as a single cluster, rather than dissecting them into each individual species. Therefore, unlike our approach, most contemporary mass spectrometric approaches are not designed to efficiently measure molecular flux rates.

We have improved the accuracy and precision of isotope ratio measurements.  In order to optimally measure molecular fluxes, we have developed improved mass spectrometric methods for the accurate and precise quantification of isotope ratios in molecules. These technical innovations include sample handling, data filtering, criteria for including or excluding measurements, instrumentation settings, mathematical algorithms, database search techniques and other techniques that we use to make reliable diagnostic measurements. As a consequence of these innovations, which include both patented inventions and proprietary trade secrets, we are able to measure isotopic ratios in large organic molecules, particularly when large numbers of such molecules are measured in a single analysis, with considerably greater accuracy and precision than had previously been attainable. Because measurement of molecular flux rates depends on quantifying isotope ratios in molecules, these improvements in isotope ratio measurements have led to more accurate, precise molecular flux rate measurements.

We have developed mathematical models and algorithms for interpreting patterns of isotopic ratios to reveal the fluxes of these molecules.  Interpreting changes in the pattern of isotope ratios in organic molecules as changes in molecular flux rates requires mathematic models and algorithms that are optimally applicable as software for routine automated analyses. We have developed mathematical tools, some patented and some proprietary trade secrets that achieve these goals. The result is that we can not only measure isotope ratios in molecules with high precision and accuracy, but that we can also interpret the results in terms of molecular flux rates.

We have developed advanced software and informatics methods for high throughput analyses of large data sets.  One potentially valuable feature of our mass spectrometric biomarker measurements, particularly the proteome dynamic measurements of the synthesis and breakdown rates of hundreds or thousands of proteins at once, is the very large data sets that can result. These data sets represent a resource for interrogation by corporate partners or for identification of previously unsuspected biomarkers tests.

We have developed a number of novel metabolic labeling strategies to target pathways relevant to health and disease.  Finally, measurement of the flux rate of different molecules may involve different labeling and sampling strategies. We have developed and patented a number of such labeling and sampling methods for the purpose of measuring specific molecular flux rates.

How Our Biomarkers are Different

The measurement of flux rates provides information about what is new within a biological system. Replacement or flux of molecules can be seen as consisting of the production (rate of entry) and removal (rate of exit) of a molecule into a compartment in the body, such as a tissue or the bloodstream. Static measurements, in contrast to flux, may provide information on the concentration, content or structure of components of a system in a compartment in the body. A biological system is at steady-state when there are no changes in concentrations of molecules in the system. However, even a system in which concentrations of molecules are not changing can have high flux rates with large numbers of new molecules and a high rate of replacement of old molecules or low flux rates with a small number of new molecules and a low rate of replacement of new molecules. These systems, which cannot be differentiated with a static measurement technique of the concentrations of molecules, may have very different control features and behavior. As an example, a muscle cell can produce many new mitochondria, which are the parts of the cell that metabolize fuels and provide energy for cellular activities such as muscle movement, or it can have mostly old mitochondria. New mitochondria may be more efficient and burn fuels more cleanly than older mitochondria that have accumulated damage over time and thereby produce fewer toxic by-products. The production rate of new mitochondria may be an early indication that the muscle cell is becoming more aerobically fit such as through an exercise program. Accordingly, the measurement of the flux rate of mitochondrial protein synthesis can provide information about the state or quality of a muscle that a static biomarker cannot.

We believe there are many other examples where flux rate of molecules or cells carries unique and useful information. We have shown, for example, that measuring the flux rate of CLL tumor cells, specifically by measuring the rate at which DNA in a population of tumor cells is being produced and broken down — because cells only make DNA when a new cell is being born and only break down DNA when a cell has died — is a very sensitive marker of CLL clinical prognosis. Stated differently, the rate at which tumor cells are proliferating reveals how aggressive the tumor is likely to behave in a person, independent of the static number of tumor cells that are present. We and other experts in CLL believe that this predictive power of CLL cell flux rates may be due to several factors, including the fact that higher flux rates are likely to result in more mutations — because every time a cell divides it increases the likelihood of mutations — which in turn can result in selection of progressively more proliferative clones of tumor cells, resulting in a vicious cycle of more and more highly proliferative clones of CLL tumor cells. A higher tumor cell flux rate by itself may therefore promote evolution into a more aggressive tumor. We believe it is important to understand that this flux rate is different from and independent of the static number of tumor cells that are present, so static measurements cannot reveal this key parameter of disease prognosis.

Another example where we believe flux rate carries uniquely valuable information is in the area of fibrotic diseases. Fibrosis of a tissue like the liver, for example, may take years or even decades to progress. If a drug company or physician wants to test a treatment that slows the rate of progression toward end-stage fibrosis, it is impractical to have to wait years to know if the treatment is working, but that is how long it may take to see a measurable change in levels of scar tissue, or collagen, in the liver. Measurement of flux rate of collagen in the liver, in contrast, can reveal a change immediately after starting the treatment. This is because a flux rate measurement only shows “what is new”, whereas a static measurement is affected by the pre-existing, old pool of molecules, which may take a very long time to show a change. If the flux rate measurement is sensitive, effectiveness of the treatment may therefore be observable in a few days or weeks, rather than years. Biomarkers of flux rate are therefore far earlier and more sensitive at detecting changes in progression compared to static markers.

One of the most important technical problems that has held back other biomarker techniques is analytic and biologic variability — specifically, that the efficiency of analysis for different molecules is not the same with most instruments and that recovery of molecules from living systems is also very different for different molecules. Because of this variability of analysis and recovery, the apparent level of a molecule analyzed may vary greatly form the actual amount that is present in the body. For this reason, measurements of concentrations or levels of molecules, what we call “static” biomarkers, have been plagued by inconsistency from sample to sample and from person to person. Molecular flux measurements differ in some key ways, however, and do not suffer from problems typical of static measurements. Measuring molecular flux rates does not require complete biochemical recovery or even a known or reproducible recovery fraction (yield) of a molecule from a biologic matrix, because flux can be measured from the isotope ratios within the molecules that made it into the instrument, regardless of the proportion of molecules that did not make it into the instrument (the recovery fraction). Isotope ratios are by definition measured within a molecule, not in comparison to other molecules, so it is only necessary to have enough of the molecule in the mass spectrometer to measure isotope ratios reliably. The yield or losses in preparation do not otherwise matter. Moreover, static measurements of concentrations typically require comparison in one sample to concentration in another sample to establish the concentration present, and are therefore influenced by efficiency of recovery and detection from analysis to analysis, which is a particular problem for mass spectrometers. In contrast, flux measurements are not affected by different detection efficiency or recovery for different molecules or different samples. This is again because our measurements of flux rate analyze only the internal ratios of different species within a molecule, without needing a comparison to an external molecule, so that each molecule acts as its own internal standard and comparison to other molecules is not required. This is another of what we believe to be extremely important technical advantages of flux measurements over static measurements.

Our Recent Technology Developments

We have recently developed two proprietary biomarker technologies that we believe have broad applications across many areas of disease and wellness, and can better enable personalized or precision medicine.

Virtual Kinetic Biopsy.  Our “virtual kinetic biopsy” technique uses bodily fluids to measure disease-causing processes occurring in human tissues that are remote and otherwise hard to sample without biopsy or surgical procedure. We believe this is a unique approach to monitoring biological processes in human tissues in a minimally invasive way. We are able to do this by sampling bodily fluids for molecules that were secreted at very low concentrations by the tissues of origin. In this manner, pathologically important intracellular processes are monitored by sampling blood, urine, and other bodily fluids. We have identified and advanced numerous candidate biomarkers by use of this technique. For example, we are currently using biomarkers in plasma of the rate of protein synthesis and breakdown in muscle. Without requiring a biopsy, we successfully measure the response to hormones and exercise on muscle protein synthesis in humans. In addition, we are able to measure from blood samples the rate of scarring in the liver of patients with hepatitis C and the rate of fat synthesis in the liver with patients with fatty liver disease, which previously would have required invasive biopsies of the liver. We also measure the biochemical workings of neurons in the human brain through measurements of cerebrospinal fluid, and we have identified specific abnormalities in patients with Parkinson’s disease. Based on the ability to make these measurements through minimally invasive methods, we intend to continue to pursue wide commercial applications of these techniques.

Dynamics of the Proteome.  We have developed the technology to capture the flux of hundreds or thousands of proteins or small molecules at once. For pharmaceutical research, this allows complex screening without a preconceived notion of an abnormality, in order to screen for abnormalities in an unbiased way. This may lead to the identification of potential therapeutic targets and potential biomarkers that might not have been identified in a narrower search or using other methods. In addition, the large amount of data generated by our tests allows us to grow our Atlas of Molecular Kinetics, which already contains millions of measurements on a variety of biological processes in both animals and humans. We believe that our kinetic atlas is, and will become more, valuable to companies engaged in drug development because it can help validate the viability of their target selection and development plans prior to engaging in experimental testing. Finally, when measuring many molecules at once, our tests may identify relationships and patterns among dozens or hundreds of molecular flux rates, which can then be used to characterize disease subtypes or indicate treatment responses that might not otherwise be apparent from more targeted measurements.

Demonstrated Accomplishments of our Platform

Through our collaborative arrangements with pharmaceutical companies, biotechnology companies, foundations and governmental agencies, we have developed extensive experience that has led to accomplishments that demonstrate our capabilities, including:

•	Identifying new targets for drug development and changing drug development decisions for partners’ candidates based on the results of our biomarker tests in several important diseases. Several collaborative studies with pharmaceutical companies, biotechnology companies, foundations and governmental agencies have resulted in identifying or confirming the value of particular targets for drug therapy and changing drug development decisions for candidates based on the results of our biomarker tests. In these collaborative studies, we measured the effect on the molecular flux through a process believed to be important in a disease of manipulating a gene or protein by administering a drug or by another intervention, such as a gene knock-out, which renders an individual gene inoperable, or an antibody treatment. By showing that the intervention altered the targeted process in a desired direction, or not, the collaborator was able to decide whether the particular target for drug therapy was valid and was worth pursuing with company resources. In addition, our findings have altered the dose used in Phase 2 studies based on Phase 1 results, de-risked pre-clinical toxicities, and altered many other drug development decisions by partners.
•	Identifying new, secondary indications for drug candidates in pharmaceutical pipelines. As part of a recent collaboration with a pharmaceutical company, we were asked whether its drug candidate, which is targeted to inhibit a key enzyme in a certain process related to the production of fats by the body, could have utility in disease of the skin, which was an area that they had not previously tested. The biological process targeted by the collaborator enzyme inhibitor had not previously been established as having an important function in the biology of human skin. Through the application of our biomarker test and using our patented technique for measuring this molecular flux biomarker in human skin, we documented that the biological process targeted by this enzyme inhibitor is in fact important in humans. Based on these findings, the collaborator has now initiated a study of the product candidate for a new therapeutic indication in skin disease. We believe that it will be able to pursue this secondary indication rapidly because it will be able to use the toxicity studies, pharmacokinetic studies, FDA documentation, and other materials have been conducted and prepared for the primary indication of their drug candidate. The collaborator may now proceed with a second indication, leveraging the investment that they had already made in their primary indication, which represents a low cost-potentially high reward addition to its commercial programs. Similarly, by using our biomarker tests, we have developed and published data suggesting that, on average, commonly used drugs may have a useful but previously undiscovered therapeutic effect on 10% of disease-causing biological processes for which we have biomarker tests. We believe this study demonstrated the unexploited therapeutic opportunities that have yet to be tapped for already approved or soon-to-be-approved drugs, and that our biomarkers could be used to identify additional opportunities for pharmaceutical or biotechnology companies to further commercialize their drug portfolios.
•	Developing a “tachometer” of reverse cholesterol transport (RCT) and metrics of plasma lipid dynamics for testing of cardiovascular drugs. The role and functions of high-density lipoproteins, HDL, has been much discussed in medical literature, but remains uncertain. Perhaps the most widely accepted functional role of HDL is to stimulate the removal of cholesterol from arterial walls and excretion of cholesterol from the body. This process is called reverse cholesterol transport, or RCT. Prior to our recent development of a test for measuring RCT in humans, we believe that it had not previously been measurable in humans or animals. Application of this biomarker test has shown what we believe to be several important results, including the weak relationship between simple levels of HDL and the rate of cholesterol flux through RCT, the effects of some widely prescribed drugs on flux through RCT in humans with cholesterol disorders, and the relative importance and relationship between different steps in the RCT process. We have completed and published several studies with pharmaceutical company collaborators to demonstrate the effects of their approved or candidate medicines on the RCT pathway. We believe this biomarker has utility for the development of HDL-targeted therapeutics, both by us in our 5A peptide program and by our corporate collaborators in their programs in coronary artery disease.

We intend to continue our work in therapeutic drug discovery and development through research and co-development relationships with pharmaceutical and biotechnology companies. We believe our programs in this area will continue to grow, helping to support our operations while we develop our other programs.

Validation of our Technology Platform

We believe that our core technology has been validated, including through our collaborations with pharmaceutical and biotechnology companies, research collaborations with academic institutions and publications in peer reviewed journals. Our kinetic biomarker platform has been used by more than 40 pharmaceutical and biotechnology companies as well as NIH and medical research foundations for the development of targeted therapeutics by providing decision-relevant pre-clinical, clinical activity, and patient stratification data.

Our novel methods and biomarkers have been used to discover and validate novel compounds as well as aid in the advancement of numerous clinical and preclinical pharmaceutical development projects with clients, which include Amgen, BMS, Daiichi Sankyo, Eli Lilly and Co., GSK, Merck KGaA and Pfizer.

We have received grant funding and collaboration revenue from non-profits and research institutes, including from the Michael J. Fox Foundation for the development of biomarkers for Parkinson’s disease, the CHDI Foundation for use in the development of a drug to treat Huntington’s disease, the Susan G. Komen Breast Cancer Foundation to differentiate women at high risk for invasive breast cancer from those with a less aggressive disease, the Huntington’s Foundation, the National Institutes of Health, the Department of Defense, Johns Hopkins University and Cambridge University. Through September 30, 2013, we have generated more than $42.6 million in revenue from our collaborations and various grants.

In addition to our collaborations and grants received, we have received the 2012 North American Enabling Technology for Pathway Based Drug Discovery from Frost & Sullivan and one of Prize4Life’s Thought Prizes in the ALS Biomarker Challenge in 2009. We have published more than 90 peer-reviewed articles in scientific journals, including Proceedings of the National Academy of Science, Journal of Biological Chemistry, Journal of Clinical Investigation, Nature Medicine, Nature Techniques, Journal of Pharmacology and Experimental Therapeutics, and American Journal of Physiology, among others, regarding our technology. These publications include articles on muscle metabolism, neurobiology, immunodeficiency, proteome dynamics in humans, the development of fibrous liver tissue, and cartilage degeneration, among other fields.

Our biomarkers have been used in over 75 clinical studies, ranging from studies in immunology to cancer, diabetes, and fibro-inflammatory disorders.

Intellectual Property

Our intellectual property represents an essential element of the value of our business.

Over the past decade, we have assembled in the field of molecular flux biomarkers, approximately 7 pending patent applications that we hold directly and over 80 issued and approximately 13 pending U.S. and international patents exclusively licensed by us from the Regents of the University of California, which were invented or co-invented by our President and Chief Scientific Officer and University of California professor Dr. Marc Hellerstein. Our patent portfolio includes several seminal patents in addition to a number of other broadly enabling patents, including patents for the use of molecular flux measurements for drug discovery or medical diagnostics, the synthesis and breakdown of all of the proteins in the proteome, the screening of drug combinations for unexpected actions, including toxicities and “virtual biopsies” for diagnostic measurements of disease processes in tissues by measurements from body fluids.

Our policy is to seek patent protection where it is available and we judge it to be commercially reasonable to pursue and maintain as trade secrets other aspects of our proprietary platform, processes, and know-how. It is our policy to initially seek patent protection in the United States and then consider other jurisdictions that we think could be commercially useful to our business.

The key patents licensed by us from the University of California fall into the following categories:

•	The use of molecular flux measurements — These patents include method patents related to the use of molecular flux measurements for drug discovery or medical diagnostics. These patents provide us with rights to use molecular flux rates through disease-causal pathways as a tool for drug discovery or medical diagnostics. The patents are not restricted to any particular pathway and include, for example, measurement of flux through pathways such as liver fibrogenesis, cargo transport in neurons, cancer cell proliferation, muscle protein synthesis, and the flow of cholesterol from tissues out of the body, among others. This family of patents includes US patents, the first of which expires in 2024.
•	The synthesis and breakdown of all of the proteins in the proteome — These patents relate to measuring the synthesis and breakdown rates of the global proteome, or all the proteins in a system, for any purpose, including drug discovery, diagnostics, personalized medicine, and wellness. This family of patents include US patents, the first of which expires in 2026.
•	Screening drug combinations for unexpected actions, including toxicities — This patent relates to the use of pathway fluxes into “lipids, carbohydrates, nucleic acids, peptides, amino acids, and proteins” to discover novel, meaning unanticipated or synergistic, actions of combinations of drugs or nutrients in living systems. Accordingly, this patent relates to the rights to screen for unexpected or synergistic actions or toxicities of drug combinations using molecular fluxes as the discovery test. This family of patents includes US patent, which expires in 2023.
•	“Virtual kinetic biopsy” for diagnostic measurements of disease processes in tissues by measurements from body fluids — These patents relate to the use of flux rates of molecules in body fluids such as blood, urine and saliva, as markers for rates of the sampled molecules in inaccessible tissues, such as the liver, muscle or brain, for medical diagnosis and drug development. This family of patents includes US patents, the first of which expires in 2028.

Exclusive License with the Regents of the University of California

In February 2001, we entered into an exclusive license agreement with the University of California pursuant to which we obtained a worldwide, sublicensable, exclusive license under certain patent rights directed to the use of measuring biochemical cellular processes that can aid in the diagnosis of different diseases. Between 2002 and 2005, we and the University of California amended this license agreement several times to include additional patent rights directed to similar subject matters. Under the license agreement, we are obligated to use diligent commercial efforts to develop and commercialize licensed products.

In consideration for the patent rights licensed to us under the original license agreement and for the additional patent rights licensed to us under each of the subsequent amendments, we have paid a series of upfront licensing fees consisting of non-material cash payments to the University of California and the issuance of an aggregate of 1,815,000 shares of common stock to the University of California’s nominee and to certain University of California employees. We are obligated to pay the University of California a low single-digit royalty on net sales of licensed products as well as a percentage share of any payments that we receive from sublicensees. Our royalty obligations continue for the life of the licensed patent rights.

Our license agreement with the University of California will remain in effect until the expiration of the last-to-expire licensed patent rights. We may terminate the license agreement at any time upon advance written notice to the University of California. The University of California may terminate the license agreement in the event of our uncured material breach.

Competition

The markets for our products are characterized by rapidly changing technologies, evolving industry standards, emerging competition, and new product introductions. We face competition as existing companies develop new or improved products, and as companies enter the market with new technologies, such as microarrays, gene-sequencing technologies, and other types of biomarkers. Projects in these areas have also received increased government funding, both in the United States and internationally. As more information regarding these approaches becomes available to the public, we anticipate that more products aimed at identifying targeted treatment options will be developed and that these products may compete with ours, or be available on the market before our tests are available.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, conducting testing and trials, obtaining regulatory approvals and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel.

In the drug development area, we face competition from existing approaches to drug development, as well as from long-standing industry practices. Drug development has been conducted for many years without our tests, and it may be difficult to change patterns and approaches that have been in place for many years. In addition, drug development is expensive and we are competing for limited dollars with alternative uses of those funds. Companies engaged in drug development may choose the development paths that they have historically used, rather than spending their limited money on something that has not yet become standard practice.

Our principal competition in entering medical care markets comes from competing approaches to diagnoses. It may be difficult to change the methods or behavior of physicians to incorporate our biomarker testing in their practices, including because of the time and costs it may require to successfully market our tests to them. In many of the areas for which we intend to commercialize our biomarkers, there are already existing diagnostic measures that are in regular use by physicians. For example, in muscle biology, to diagnose sarcopenia, physicians often use a test called DXA (dual-energy X-ray absorptiometry) or a test called bioelectrical impedance analysis (BIA), in combination with measuring gait speed (walking speed). The DXA tests a static measure of mass that is then compared to a reference population to estimate the amount of non-fat tissue mass and the BIA test measures total body water content as opposed to our test that measures the content of a muscle-specific molecule in the body.

Personalized or precision medicine is an evolving field, and we cannot predict the tests others will develop that may compete with or provide results superior to the results we are able to achieve with our tests. We expect that pharmaceutical and biotechnology companies, among others, will increasingly focus attention and resources on the personalized or precision medicine sector with the increase in potential and prevalence of targeted therapies linked to, or accompanied by, specific diagnostic tests. Because we intend to develop a clinical laboratory to conduct the tests that we are developing in contrast to offering our tests through other clinical laboratories, we will also compete with the tests offered by other clinical laboratories, many of which are significantly larger than ours, have well established relationships with physicians and are able to spend significantly more money on marketing the tests that they offer than we may be able to do.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our tests. Our competitors also may obtain FDA or other regulatory approval for their tests more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In the health and wellness space, where we intend to work with consumer companies that offer non-medical products and services to consumers, we face many similar risks, including because in many instances we will be seeking to collaborate with these companies in ways that are new to their business. We expect these companies to work with us because our tests will help them increase the sales of their products or services, including by identifying where their products and services will be effective solutions for consumers. However, these companies may not be willing to expend their limited marketing dollars and resources on efforts related to our tests, rather than on alternative marketing approaches with which they are more familiar.

Because in the health and wellness space our products will be discretionary products, we, and the consumer companies with which we intend to collaborate, will also be competing with the other choices that end users have for their limited dollars. Marketing to consumers can be very expensive, and we do not intend to market directly to consumers. Our strategy of marketing through consumer companies and through health and wellness professionals means that we will be dependent on the efforts of others. This strategy may not be successful in distinguishing our products from among the many choices that end users have for their discretionary funds.

In addition, competitors may develop their own versions of our tests in countries where we did not apply for patents or where our patents have not issued and may compete with us in those countries, including encouraging the use of their tests by physicians or patients in other countries.

Regulation of Our Business

Medical Device Products

Pursuant to its authority under the Federal Food, Drug and Cosmetic Act, or FFDCA, FDA has jurisdiction over medical devices, which are defined to include, among other things, in vitro diagnostic products, or IVDs. Some of our biomarker tests are intended for diagnostic uses and, as such, they are medical devices subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies and comparable authorities in other countries. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, FDA and comparable authorities in other countries have imposed regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

•	product design and development;
•	product testing;
•	product manufacturing;
•	product labeling;
•	product storage;
•	premarket clearance, approval or comparable foreign actions;
•	advertising and promotion;
•	product marketing, sales and distribution; and
•	post-market surveillance reporting, including reporting of death or serious injuries.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. We believe our biomarker tests will be Class II devices marketed under FDA 510(k) premarket clearance. Both premarket clearance and premarket approval, or PMA, applications are subject to the payment of user fees, paid at the time of submission for FDA review.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. FDA’s 510(k) clearance pathway usually takes from three to twelve months, but it can take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new

510(k) clearance or, depending on the modification, require premarket approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

De Novo Process

If there is no known predicate for a device (i.e., a legally marketed class I or II device with comparable indications for use and technological characteristics, a company can request a de novo classification of the product. De novo generally applies where there is no predicate device and the FDA believes the device is sufficiently safe so that no PMA should be required. FDA’s de novo process has just been streamlined to allow a company to request that a new product classification be established based on information provided by the requesting company. This process, known as the Direct De Novo process, must be discussed and agreed upon by FDA prior to submission. The Direct De Novo process allows a company to submit a reclassification petition which includes information that would be included in a 510(k) notice for the subject device in addition to providing FDA with a risk-benefit analysis demonstrating that the device presents a moderate risk thereby not requiring a PMA. The submitter also must provide a draft Special Control document for the product. The Special Controls document specifies the scope of the device type and the recommendations for submission of subsequent devices for the same intended use. If a product is classified as Class II through the Direct De Novo review process, then that device may serve as a predicate device for subsequent 510(k) pre-market notifications.

Premarket Approval Pathway

A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. The premarket approval application process is generally more costly and time consuming than the 510(k) process. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application”, although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device.

Clinical Trials

Clinical trials are almost always required to support a premarket approval application and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trials. While clinical studies of IVD devices, such as our biomarker tests, are generally exempted from these IDE regulations, we must assess the applicability of the regulations to each clinical study we may wish to conduct.

If required for any specific device clinical study, the IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials may require that we obtain an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site.

Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
•	Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;
•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;
•	post-approval restrictions or conditions, including post-approval study commitments;
•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;
•	the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
•	regulations pertaining to voluntary recalls; and
•	notices of corrections or removals.

We must register with FDA as medical device manufacturers and must obtain all necessary state permits or licenses to operate our business. As manufacturers, we are subject to announced and unannounced inspections by FDA to determine our compliance with quality system regulation and other regulations. We have not yet been inspected by the FDA. We believe that we are in substantial compliance with quality system regulation and other regulations.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions;
•	customer notifications for repair, replacement, refunds;
•	recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;
•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

Further, we are subject to various federal and state laws concerning health care fraud and abuse, including false claims laws, anti-kickback laws and physician self-referral laws. Violations of these laws can result in criminal and/or civil punishment, including fines, imprisonment and, in the U.S., exclusion from participation in government health care programs. The scope of these laws and related regulations is expanding and their interpretation is evolving. There is very little precedent related to these laws and regulations. Increased funding for enforcement of these laws and regulations has resulted in greater scrutiny of marketing practices in our industry and resulted in several investigations by various government authorities. If a governmental authority were to determine that we do not comply with these laws and regulations, then we and our officers and employees could be subject to criminal and civil sanctions, including exclusion from participation in federal health care reimbursement programs.

Drug Development and Approval

As part of our strategy, we intend to pair biomarker tests with selected drug candidates licensed by us that we advance through Phase 1/2 human proof-of-therapeutic-concept trials and that would then be sold or licensed to third parties for regulatory approval and commercialization. The initial in-house drug candidates that we intend to develop are for neurodegenerative diseases, such as Parkinson’s and amyotrophic lateral sclerosis, which is also known as ALS or Lou Gehrig’s Disease, and for acute coronary syndrome.

Prescription drug products are subject to extensive regulation by the FDA and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and their implementing regulations set forth, among other things, requirements for the testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products.

Under the FDC Act, FDA approval is required before any new drug, including a new indication, dosage form, strength, and patient population of a previously approved drug, can be marketed in the United States. As a general matter, the FDA must approve a New Drug Application, or NDA, before a new drug product (other than a generic drug) may be marketed in the United States.

Pre-clinical Testing

Before testing any compound in human subjects in the U.S., a company must develop extensive pre-clinical data. Pre-clinical testing generally includes laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in several animal species to assess the quality and safety of the product. Animal studies must be performed in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations and the United States Department of Agriculture’s Animal Welfare Act. If an NDA holder for an approved drug seeks approval of a new use, FDA may require additional pre-clinical studies.

IND Application

Human clinical trials cannot commence until an IND application is submitted and becomes effective. A company must submit pre-clinical testing results to the FDA as part of the IND, and the FDA must evaluate whether there is an adequate basis for testing the drug in initial clinical studies in human volunteers. Unless the FDA raises concerns, the IND becomes effective 30 days following its receipt by the FDA. Once human clinical trials have commenced, the FDA may stop the clinical trials by placing them on “clinical hold” because of concerns about the safety of the product being tested, or for other reasons.

Clinical Trials

Clinical trials involve the administration of the drug to healthy human volunteers or to patients, under the supervision of a qualified investigator. The conduct of clinical trials is subject to extensive regulation, including compliance with the FDA’s bioresearch monitoring regulations and Good Clinical Practice, or GCP, requirements, which establish standards for conducting, recording data from, and reporting the results of, clinical trials, and are intended to assure that the data and reported results are credible and accurate, and that the rights, safety, and well-being of study participants are protected. Clinical trials must be conducted under protocols that detail the study objectives, parameters for monitoring safety, and the efficacy criteria, if any, to be evaluated. Each protocol is reviewed by the FDA as part of the IND. Human clinical trials typically are conducted in three sequential phases, although the phases may overlap with one another:

•	Phase 1 clinical trials represent the initial administration of the investigational drug to humans, typically to a small group of healthy human subjects, but occasionally to a group of patients with the targeted disease or disorder. Phase 1 clinical trials generally are intended to determine the metabolism and pharmacologic actions of the drug, the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.
•	Phase 2 clinical trials generally are controlled studies that involve a relatively small sample of the intended patient population, and are designed to develop data regarding the product’s effectiveness, to determine dose response and the optimal dose range, and to gather additional information relating to safety and potential adverse effects.
•	Phase 3 clinical trials are conducted after preliminary evidence of effectiveness has been obtained, and are intended to gather the additional information about safety and effectiveness necessary to evaluate the drug’s overall risk-benefit profile, and to provide a basis for physician labeling. Generally, Phase 3 clinical development programs consist of expanded, large-scale studies of patients with the target disease or disorder to obtain statistical evidence of the efficacy and safety of the drug at the proposed dosing regimen.

Data obtained from clinical activities are not always conclusive and may be subject to alternative interpretations that could delay, limit or prevent regulatory approval.

NDA Submission and Review

After completing clinical testing of an investigational drug, a sponsor must prepare and submit an NDA for review and approval by the FDA. The NDAs often are comprehensive, multi-volume applications that include, among other things, the results of pre-clinical and clinical studies, information about the drug’s composition, and our plans for manufacturing, packaging, and labeling the drug. When an NDA is submitted, the FDA conducts a preliminary review to determine whether the application is sufficiently complete to be accepted for filing. If it is not, the FDA may refuse to file the application and request additional information, in which case the application must be resubmitted with the supplemental information, and review of the application is delayed.

Although the FDC Act states that the FDA must review and act on an application within 180 days, in practice the process typically takes longer than that. In fact, FDA performance goals generally provide for action on an NDA within 10 months of filing, but even that deadline is extended in certain circumstances. Moreover, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA can expedite the review of new drugs that are intended to treat serious or life threatening conditions and demonstrate the potential to address unmet medical needs, such that the targeted action date is 6 months from filing.

If it concludes that an NDA does not meet the regulatory standards for approval, the FDA typically issues a Complete Response letter communicating the agency’s decision not to approve the application and outlining the deficiencies in the submission. The Complete Response letter also may request additional information, including additional pre-clinical or clinical data. Even if such additional information and data are submitted, the FDA may decide that the NDA still does not meet the standards for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than the sponsor. Obtaining regulatory approval often takes a number of years, involves the expenditure of substantial resources, and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials. Additionally, as a condition of approval, the FDA may impose restrictions that could affect the commercial success of a drug or require post-approval commitments, including the completion within a specified time period of additional clinical studies, which often are referred to as “Phase 4” or “post-marketing” studies.

Post-approval modifications to the drug product, such as changes in indications, strength, dosage form, and patient population, may require a sponsor to develop additional data or conduct additional pre-clinical or clinical trials, to be submitted in a new or supplemental NDA, which would require FDA approval.

Post-Approval Regulation

Once approved, products are subject to continuing regulation by the FDA. If ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market, the FDA may at any time withdraw product approval or take actions that would suspend marketing. Additionally, the FDA may require post-marketing studies or clinical trials if new safety information develops.

Good Manufacturing Practices

Companies engaged in manufacturing drug products or their components must comply with applicable current Good Manufacturing Practice, or cGMP, requirements and product-specific regulations enforced by the FDA and other regulatory agencies. Compliance with cGMP includes adhering to requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, and records and reports.

Advertising and Promotion

The FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and effectiveness that are consistent with the labeling approved by the FDA. Healthcare providers are permitted to prescribe drugs for “off-label” uses — that is, uses not approved by the FDA and therefore not described in the drug’s labeling — because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses.

Other Requirements

In addition, companies that manufacture or distribute drug products or that hold approved NDAs must comply with other regulatory requirements, including submitting annual reports, reporting information about adverse drug experiences, and maintaining certain records.

International

The regulation of our products in the EU and in other foreign markets varies significantly from one jurisdiction to another. The classification of the particular products and related approval or CE marking procedures can involve additional product testing and additional administrative review periods. The time required to obtain these foreign approvals or to CE mark our products may be longer or shorter than that required in the U.S., and requirements for approval may differ from FDA requirements. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

Employees

As of September 30, 2013, we had 48 full-time employees, with 38 in research and development and laboratory and commercial operations, and 10 in general and administrative and business development functions. None of our employees is represented by a labor union with respect to his or her employment with us.

Facilities

We have a lease effective through September 2017 for approximately 13,000 square feet of space in Emeryville, California, where we have our executive offices and 1,000 square feet of laboratory space. As part of our business plan to develop a CLIA laboratory, we intend to seek additional space for that laboratory.

Research and Development Expenses

Research and development expenses were $2.4 million for the nine months ended September 30, 2013, $3.3 million for the year ended December 31, 2012 and $2.4 million for the year ended December 31, 2011.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers.

NAME	AGE	POSITION
David M. Fineman	70	Chief Executive Officer, Chairman of the Board and Director
Marc K. Hellerstein, M.D., Ph.D.	62	President, Chief Scientific Officer and Director
Karen S. Carothers, CPA	63	Vice President, Chief Financial Officer and Treasurer
Alexander Glass, Ph.D.	80	Chief Operating Officer
Ravi Kiron, Ph.D.	54	Chief Business Officer
Scott Turner, Ph.D.	43	Executive Vice President, Research & Development
Charles J. Casamento(1)	67	Director
Robert E. Curry, Ph.D.(2)(3)	67	Director
K. Peter Hirth, Ph.D.(3)	62	Director
James S.J. Manuso, Ph.D.(1)(2)	65	Director
Henry C. Settle, Jr.(1)	65	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The following includes a brief biography for each of our executive officers and directors, with each director biography including information regarding the experiences, qualifications, attributes or skills that caused our board of directors to determine that each member of our board of directors should serve as a director as of the date of this prospectus. There are no family relationships among any of our executive officers or directors.

David Fineman co-founded the company and has served as a member of our board of directors and Chairman and Chief Executive Officer since February 2001, and as our President from February 2001 to July 2013. Previously, Mr. Fineman co-founded SuperGen, Inc. in 1990, a public pharmaceutical company, now Astex Pharmaceuticals, Inc., which was acquired by Otsuka Pharmaceuticals Co. Ltd. in October 2013, where he served as Chief Financial Officer and served on the board of directors. Prior to founding SuperGen, Mr. Fineman co-founded Quark Pharmaceuticals, Inc. in 1992. Mr. Fineman received a B.A. in English from the University of Maryland and an M.A. in Psychology from the Graduate Faculty of the New School for Social Research. We believe that Mr. Fineman’s knowledge of our company, perspective he brings as our chief executive officer and experience in executive leadership positions in our industry provide him with the qualifications and skills to serve on our board of directors.

Marc K. Hellerstein, M.D., Ph.D. co-founded the company in 2001 and has served as a member of our board of directors since September 2001, as our President and Chief Scientific Officer since July 2013, and as a consultant from 2001 to July 2013. Dr. Hellerstein has been on the faculty at the University of California, Berkeley since 1987, where he has been Professor of Nutrition since 1999 and holds the Calloway Chair (now the Atkins Chair). Dr. Hellerstein took a leave of absence in July 2013 when he became our President. Dr. Hellerstein has been on the faculty at the University of California at San Francisco since 1987, where has been Professor of Endocrinology, Metabolism and Nutrition since 1999. Dr. Hellerstein also serves on NASA’s Nutrition Risk Standing Review Panel, as well as on the Editorial Board of Science Translational Medicine, and was a 2003 NIH Merit Awardee. Dr. Hellerstein received a B.A. in Biology from Brandeis University, M.D. from Yale University and Ph.D. in Nutritional Biochemistry from Massachusetts Institute of Technology. We believe that Dr. Hellerstein’s knowledge of our technology and leadership in the field of metabolic processes provide him with the qualifications and skills to serve on our board of directors.

Karen S. Carothers, CPA, has served as our Chief Financial Officer and treasurer since November 2013 and prior to that served as our Vice President, Finance and Treasurer since March 2010. Prior to joining us, from 2007 to March 2010 she served as a management consultant to the company and other San Francisco Bay Area firms through the Professional Services Group at Robert Half International Inc. Previously,

Ms. Carothers served in financial roles at other companies, including Chief Financial Officer at Stu Segall Productions Inc., Controller for Dos Gringos, Inc., and medical device divisions of Baxter Healthcare and American Hospital Supply Corp. Ms. Carothers received a B.S. degree in Accounting and Operations Research from University of Southern California and a C.P.A. certification as a Senior Staff Accountant at Touché Ross & Co.

Alexander Glass, Ph.D. has served as our Chief Operating Officer since May 2010, and as Executive Vice President of Instrumentation from May 2004 to May 2010. From 1997 to 2000, he served as Executive Director of the Bay Area Regional Technology Alliance, a nonprofit business consulting group. From 1993 to 1997, Dr. Glass served as Chief Executive Officer of Chromex, Inc., a spectroscopy company. From 1980 to 1987, he served as the Chief Operating Officer of KMS Fusion, Inc., a thermonuclear fusion research company. From 1972 to 1980, and from 1987 to 1993, Dr. Glass served in several research management positions at the Lawrence Livermore National Laboratory, most recently as Associate Director. Dr. Glass is a Life Fellow of the Institute of Electrical and Electronic Engineering and a Fellow of the Optical Society of America. He is a member of the American Physical Society and has served on the U.S. Air Force scientific advisory board. Dr. Glass received a B.S. in Physics from Rensselaer Polytechnic Institute and an M.S. and Ph.D. in Physics from Yale University.

Ravi Kiron, Ph.D. has served as our Chief Business Officer since April 2012. From January 2011 to March 2012, he served as the Chief Executive Officer of Navya Biomedical Technologies, LLC, a biotechnology company. From August 2008 to December 2010, Dr. Kiron served as Managing Director at Adjuvant Global Advisors LLC, a consulting company. From September 2007 to July 2008, he served as Co-Founder and Chief Business Officer of C2N Diagnostics LLC, a neurodegeneration diagnostics company. From February 2007 to July 2008, he served as Chief Operating Officer at LifeTech Innovations, LLC, a consulting company. From August 2004 to January 2007, Dr. Kiron served as Executive Director, New Technology Assessment and Planning at ALZA Corporation, which was acquired by Johnson & Johnson. From 1991 to 2004, he served in various positions at Pfizer, Inc. He currently also serves as Entrepreneur in Residence at SRI International, a nonprofit research institute. Dr. Kiron received a B.S. in Chemistry and an M.S. in Microbiology from Bombay University, a Ph.D. in Biochemistry from the Indian Institute of Science and an M.B.A. from Rensselaer Polytechnic Institute, New York.

Scott Turner, Ph.D. has served as our Executive Vice President, Research and Development since April 2009, as Vice President of Research and Development from May 2007 to March 2011, as Vice President of Operations from October 2005 to April 2007 and as Director of Laboratory and Industrial Affairs from February 2003 to September 2005. Dr. Turner has authored and co-authored more than 29 papers and holds several patents in the area of metabolic fluxes and stable isotopes methods. He has been awarded two grants from the National Institutes of Health to fund his research into novel in vivo applications of stable isotopes in disease and serves on the editorial board of Biomarker Insights. Dr. Turner received a B.A. in Biochemistry and Molecular Biology from the University of California, Santa Cruz and a Ph.D. in Nutritional Sciences and Toxicology from the University of California, Berkeley.

Charles J. Casamento has served as a member of our board of directors since November 2013. Since 2007, Mr. Casamento has been Executive Director and Principal of The Sage Group, Inc., a public healthcare advisory company specializing in business development strategy and transactions. From October 2004 to April 2007, Mr. Casamento was President, Chief Executive Officer and a member of the board of Osteologix, Inc., a public specialty pharmaceutical company, and served on Osteologix’s board of directors. Mr. Casamento has also previously served as an executive officer and director at Questcor Pharmaceuticals, RiboGene, Inc. and Indevus Pharmaceuticals, Inc. (formerly known as Interneuron Pharmaceuticals Inc.). Mr. Casamento serves on the board of directors of Astex Pharmaceuticals, Inc. (since July 2011) and International Stem Cell Corporation (since July 2010), and in the last five years he has served on the boards of VIVUS, Inc. (from April 2008 to July 2013), Cortex Pharmaceuticals, Inc. (from July 1997 to March 2013), and SuperGen, Inc. (from September 2002 to July 2011). Mr. Casamento holds a B.S. in Pharmacy from Fordham University and an M.B.A. from Iona College. We believe that Mr. Casamento’s executive level operational experience, healthcare focused business development consulting experience and experience serving as a director of other publicly traded companies provide him with the qualifications and skills necessary to serve on our board of directors.

Robert E. Curry, Ph.D. has served as a member of our board of directors since September 2012. Dr. Curry has 28 years of healthcare venture capital investing experience, including active involvement with 38 early stage companies. Since 2012, he has served as a venture partner at Latterell Venture Partners. Previously, he was a partner at Alliance Technology Ventures, a venture capital firm focused on biotechnology and personalized medicine companies, and a partner at Sprout Group, the venture affiliate of Donaldson, Lufkin & Jenrette, Inc., an investment company. He also served as President of Merrill Lynch Venture Capital and Merrill Lynch R&D Management Inc. He received his B.S. in Physics from University of Illinois at Urbana-Champaign and an M.S. and Ph.D. in Chemistry from Purdue University. Dr. Curry served on the board of directors of Genoptix, Inc. from 2002 until its sale in March 2011 to Novartis International AG. We believe that Dr. Curry’s experience in the venture capital industry and serving as a director of other publicly traded and privately held companies provide him with the qualifications and skills necessary to serve on our board of directors.

K. Peter Hirth, Ph.D. has served as a member of our board of directors since June 2013. From 2000 to April 2013, he served as co-founder and Chief Executive Officer of Plexxikon Inc., acquired by Daiichi Sankyo Company, Limited. From 1991 to 2000, Dr. Hirth served in positions of increasing responsibilities at Sugen, Inc., a drug discovery company, now part of Pfizer, Inc., most recently as President. Prior to Sugen, he served as Vice President at Boehringer Mannheim, and as a research scientist with the Max Planck Institute. He received an arbitur from the Robert Mayer Gymnasium in Heilbronn, Germany, a Ph.D. in Molecular Genetics from Heidelberg University and a post-doctorate in Developmental Biology from the University of California, San Diego. We believe that Dr. Hirth’s extensive experience in executive positions and knowledge of the industry provide him with the qualifications and skills necessary to serve on our board of directors.

James S. J. Manuso, Ph.D. has served as a member of our board of directors since February 2001. From July 2011 to October 2013, he served as the Chief Executive Officer and Chairman of Astex Pharmaceuticals, Inc., previously known as SuperGen, Inc., a public pharmaceutical company, which was acquired by Otsuka Pharmaceutical Company, Limited. He previously served Astex as Chairman, President and Chief Executive Officer from January 2004 to July 2011 and as a director since February 2001. Dr. Manuso continues to serve as Senior Advisor at Otsuka. Previously, Dr. Manuso co-founded and served as President, Chief Executive Officer and a member of the board of directors of Galenica Pharmaceuticals, Inc., co-founded and served as general partner of PrimeTech Partners, and Managing General Partner of The Channel Group, LLC, an international life sciences corporate advisory firm, among other positions. Dr. Manuso previously served on the board of directors of Novelos Therapeutics, Inc. and Biotechnology Industry Organization, a biotechnology trade organization. Dr. Manuso received an A.B. in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychophysiology and Genetics from the Graduate Faculty of The New School University, a Certificate in Health Systems Management from Harvard University and an Executive M.B.A. from Columbia University. We believe that Dr. Manuso’s experience in the pharmaceutical and biotechnology industry, including serving as a director of other publicly traded and privately held pharmaceutical companies and founding and serving as president and chief executive officer of a pharmaceutical company, provide him with the qualifications and skills necessary to serve on our board of directors.

Henry C. Settle, Jr. has served as a member of our board of directors since May 2010 and formerly served as our Chief Financial Officer from 2002 to 2005 and a member of our board of directors from May 2010 to July 2012. Since 1995, Mr. Settle has also served as a financial analyst and consultant for companies including Affymetrix, Inc., a public DNA microarray manufacturing company, Advanced Medicine, Inc., now Theravance, Inc., a biotechnology company, and eConvergent, Inc., a software product company. From 1996 to 1999, he served as Chief Financial Officer of SuperGen, Inc., a public pharmaceutical company, now Astex Pharmaceuticals, Inc. From 1974 to 1995, Mr. Settle served in positions of increasing responsibility at Ernst & Young LLP, a public professional services firm, where he served most recently as a partner of the firm’s High Technology practice. He received a B.A. in Economics from University of California, Santa Barbara and an M.B.A. in Finance from University of California, Los Angeles. We believe that Mr. Settle’s extensive knowledge of accounting principles and financial reporting rules and regulations, tax compliance and oversight of the financial reporting processes, as well as his understanding of our industry, provide him with the qualifications, skills and financial expertise to serve on our board of directors.

Composition of the Board of Directors

Our bylaws provide that the size of our board of directors will be determined from time to time by resolution of our board of directors. Our board of directors currently consists of seven directors, four of whom qualify as independent directors under the rules and regulations of the Securities and Exchange Commission, or SEC, and NASDAQ Stock Market, LLC, or NASDAQ.

Election of Directors

Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors. We will have three directors in Class I and two directors in each of Class II and Class III, each serving a staggered three-year term. At each annual meeting of stockholders, our stockholders will elect successors to directors whose terms then expire to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	Class I directors will be Mr. Settle, Dr. Hirth and Mr. Casamento, and their terms will expire at the annual meeting of stockholders to be held in 2014;
•	Class II directors will be Dr. Hellerstein and Dr. Curry, and their terms will expire at the annual meeting of stockholders to be held in 2015; and
•	Class III directors will be Dr. Manuso and Mr. Fineman, and their terms will expire at the annual meeting of stockholders to be held in 2016.

The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Independence of the Board of Directors and Board Committees

Rule 5605 of the NASDAQ Marketplace Rules, or the NASDAQ Listing Rules, requires that independent directors compose a majority of a listed company’s board of directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934, as amended, or the Exchange Act. Under NASDAQ Listing Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. Beginning in 2014, in addition to satisfying general independence requirements under the NASDAQ Listing Rules, members of the compensation committee must also satisfy additional independence requirements set forth in NASDAQ Listing Rule 5605(d)(2). In order to be considered independent for purposes of NASDAQ Listing Rule 5605(d)(2), a member of a compensation committee of a listed company may not, other than in his or her capacity as a member of the compensation committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries. Additionally, the board of directors of the listed company must consider whether the compensation committee member is an affiliated person of the listed company or any of its subsidiaries and, if so, must determine whether such affiliation would impair the director’s judgment as a member of the compensation committee.

In November 2013, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family and other relationships, including those relationships described under “Certain Relationships and Related Party Transactions,” our board of directors determined that none of Messrs. Manuso, Curry, Hirth, Casamento and Settle, representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Mr. Fineman is not considered independent because he currently serves as our Chief Executive Officer. Dr. Hellerstein is not considered independent because he currently serves as our President. Our board of directors also determined that each member of the audit, compensation, and nominating and corporate governance committees satisfy the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable. In making these determinations on the independence of our directors, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of the company. None of our executive officers serves, or has served during the last three years, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Board Agreements

We previously entered into Board of Directors Agreements with all of our directors, except Mr. Casamento, who most recently joined our board. The agreements provided for the duties, responsibilities and remuneration of each director as a member of the board and other customary terms, including with respect to indemnification. In connection with this offering, we have terminated the agreements with each director and will be adopting a non-employee director compensation policy and entering into indemnification agreements with each director.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following table sets forth information for the year ended December 31, 2012, regarding compensation awarded to or earned by our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
David Fineman Chief Executive Officer	2012	275,000	—		12,908	15,005	302,913
Scott Turner, Ph.D. Executive Vice President Research & Development	2012	185,000	5,000	(1)	10,668	—	200,668
Karen S. Carothers, CPA Chief Financial Officer & Treasurer	2012	158,021	5,000	(1)	6,452	—	169,473

(1)	Amounts shown represent bonus amounts awarded at the sole discretion of our board of directors and paid at the end of 2012.
(2)	Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options. These amounts do not necessarily correspond to the actual value that the named executive officers may realize upon exercise.
(3)	Amounts paid to Mr. Fineman represents $15,005 of out-of-pocket medical expense reimbursements. The reimbursement policy for out-of-pocket medical expenses terminated in July 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by the named executive officers that were outstanding as of December 31, 2012.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($/Sh)	Option Expiration Date	Option Grant Date
David M. Fineman	—	3,030,303	(2)(3)	0.033	1/26/2017	1/27/2012
		969,697	(2)(3)	0.033	1/26/2017	1/27/2012
Karen S. Carothers	—	525,000	(1)	0.030	1/13/2022	1/13/2012
	3,125	140,625	(1)	0.070	9/4/2023	9/4/2013
	—	350,000	(1)	0.070	9/27/2023	9/27/2013
Scott Turner, Ph.D.	20,000	—		0.010	1/31/2015	2/1/2005
	50,000	—		0.010	5/22/2017	5/23/2007
	5,000	—		0.010	8/2/2015	8/3/2005
	30,000	—		0.010	1/4/2016	1/5/2006
	50,000	—		0.010	5/20/2018	5/21/2008
	1,250,000	—		0.010	10/31/2019	11/1/2009
	591,770	903,230	(1)(3)	0.030	1/12/2022	1/13/2012

(1)	This option vests over four years in equal monthly installments.
(2)	Subject to continued service to the Company, this option vests on a performance-based graduated scale based upon the cumulative value of all amounts of cash and other property received by common stockholders in cash or in kind and cash and third party stock distributed in a full or partial sale as follows:

Tranche	Cumulative Value Received per Share%	Vested
—	$0.16	0%
1	$0.18	10%
2	$0.20	16%
3	$0.22	22%
4	$0.23	28%
5	$0.25	34%
6	$0.27	40%
7	$0.29	46%
8	$0.30	52%
9	$0.32	58%
10	$0.34	64%
11	$0.36	70%
12	$0.38	76%
13	$0.39	82%
14	$0.41	88%
15	$0.43	94%
16	$0.45 and above	100%
(3)	This option may be early exercised prior to the date the option would otherwise vest pursuant to the vesting schedule, provided that the shares issued on such an exercise price are subject to a right of repurchase by the company that lapses in accordance with the vesting schedule.

Employment Agreements

Employment Agreements.  We have entered into employment agreements with all of our named executive officers. We designed these agreements to be part of a competitive compensation package and to keep our executive officers focused on our business goals and objectives. These agreements provide for base salaries and incentive compensation benefits, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to the company.

We entered into an employment agreement with Mr. Fineman on January 1, 2002 for the initial position of Chief Executive Officer and President. He served as our Chief Executive Officer from February 2001 to May 2008 and our President from February 2001 to July 2013. Since May 2010, he has continued to serve as our Chief Executive Officer. Pursuant to Mr. Fineman’s employment agreement, we agreed to an initial monthly base salary and an automobile lease. Mr. Fineman’s monthly base salary has most recently been increased to $26,666 effective January 1, 2013. Mr. Fineman is eligible for annual bonuses which are awarded at the sole discretion of our board of directors. Mr. Fineman is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

We entered into an employment agreement with Ms. Carothers on March 1, 2010 for the initial position of Vice President, Finance. Pursuant to Ms. Carothers’s employment agreement, we agreed to an initial monthly base salary of $12,500, a signing bonus of $6,250 and an option grant exercisable for 600,000 shares of our common stock. Ms. Carothers is eligible for annual bonuses which are awarded at the sole discretion of our board of directors. Ms. Carothers is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

We entered into an employment agreement with Dr. Turner on February 1, 2002 for the position of Director of Laboratory and Industrial Activities. Pursuant to Dr. Turner’s employment agreement, we agreed to an initial monthly base salary. On June 30, 2002, Dr. Turner’s employment agreement was amended to increase his monthly base salary from $1,667 to $3,333. Most recently, Dr. Turner’s monthly base salary was increased to $16,250 effective July 1, 2012. Dr. Turner is eligible for annual bonuses which are awarded at the sole discretion of our board of directors. Dr. Turner is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Other Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, short and long-term disability, and our 401(k) plan, in each case on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our named executive officers.

We believe these benefits are important to attracting and retaining experienced executives. Like many private companies, we do not currently provide perquisites to our executive officers, given our attention to the cost-benefit tradeoff of such benefits, and the board of directors’ knowledge of the benefit offerings at other private companies.

Tax and Accounting Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our three other most highly paid executive officers other than our principal financial officer. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We may structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation arrangements and payments that do not comply with the exemptions in Section 162(m).

The compensation committee also takes into account whether components of our compensation program may be subject to the penalty tax associated with Section 409A of the Code, and aims to structure the elements of compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Equity Benefit Plans

2014 Omnibus Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, our 2014 Omnibus Incentive Plan, which we refer to as the 2014 Plan, for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers, employees and service providers of our affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, dividend equivalent rights, other equity-based awards and cash bonus awards. We have reserved      shares of common stock (which includes 17,657,958 shares available for issuance under our 2010 Plan as of September 30, 2013) for issuance pursuant to the 2014 Plan, subject to certain adjustments set forth in the plan. Any shares of common stock underlying awards outstanding under the 2010 Plan or the 2001 Plan as of the closing of this offering, which thereafter terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares shall be added to, available for issuance under, the 2014 Plan. In addition, effective January 1, 2015, the number of shares of common stock available for issuance under the 2014 Plan shall automatically increase annually by 4% of the total number of issued and outstanding shares of our common stock as of December 31 of the immediately preceding year. This summary is qualified in its entirety by the detailed provisions of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration of the 2014 Plan.  Our compensation committee will administer the 2014 Plan and determine all terms of awards under the plan. Each member of our compensation committee that administers the plan will be both a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act, and an “outside director” within the meaning of Section 162(m) of the Code. Our compensation committee will also interpret the provisions of the plan. During any period of time in which we do not have a compensation committee, or otherwise at the election of our board of directors, our board of directors or another committee appointed by our board of directors will administer the plan. References below to the compensation committee include a reference to the board of directors or another committee appointed by the board of directors for those periods in which the board of directors or such other committee appointed by the board of directors is acting.

Eligibility.  All of our employees and the employees of our affiliates are eligible to receive awards under the 2014 Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our affiliates may receive awards under the 2014 Plan, other than incentive stock options.

Share Authorization.  As stated above, we have reserved      shares of common stock for issuance under the 2014 Plan, which includes all shares of common stock that remain available for issuance under the 2010 Plan as of the completion of this offering. In connection with stock splits, dividends, recapitalizations and certain other events, our board will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that we may issue under the 2014 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2014 Plan, the 2010 Plan or the 2001 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then such number of shares with respect to such award shall be available for making awards under the 2014 Plan. If shares of stock subject to an award are surrendered in connection with the purchase of shares of stock upon exercise of an option, deducted from payment of an award in connection with tax withholding obligations or purchased by the Company with proceeds from option exercises, then such shares shall not be available for making awards under the 2014 Plan.

During any time that the transition period under Section 162(m) of the Code has expired or does not apply, the maximum number of shares of common stock subject to options or stock appreciation rights that we can issue under the 2014 Plan to any person is      in any single calendar year. The maximum number of shares of common stock that we can issue under the 2014 Plan to any person other than pursuant to an option or stock appreciation right is      in any single calendar year. The maximum amount that any one person

may earn as an annual incentive award or other cash award in any calendar year is $      and the maximum amount that any one person may earn as a performance award or other cash award in respect of a performance period is $      .

Options.  The 2014 Plan authorizes our compensation committee to grant incentive stock options (under Section 421 of the Code) and options that do not qualify as incentive stock options, or non-qualified stock options.      of the shares of stock available for issuance under the 2014 Plan at the time of this offering shall be available for issuance pursuant to incentive stock options. The compensation committee will determine the exercise price of each option, provided that the price will be equal to at least the fair market value of the shares of common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

The term of an option cannot exceed 10 years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The compensation committee may accelerate the exercisability of options. Except in connection with a corporate transaction, the exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged without stockholder approval.

The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. We will generally treat options or portions thereof that exceed such limit as non-qualified stock options.

Stock Awards.  The 2014 Plan also provides for the grant of stock awards (which includes restricted stock and stock units). A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives a restricted stock award will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares, except that the board of directors may require any dividends to be reinvested in shares, which may be subject to the same vesting conditions applicable to the restricted stock. During the period, if any, when stock awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her award shares.

Stock Appreciation Rights.  The 2014 Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed 10 years from the date of grant.

Stock Units.  The 2014 Plan also authorizes our compensation committee to grant stock units. Stock units represent the participant’s right to receive a compensation amount, based on the value of the shares of common stock, if vesting criteria established by the compensation committee are met. If the vesting criteria are met, we will pay stock units in cash, shares of common stock or a combination thereof.

Bonuses.  We may base cash performance bonuses payable under the 2014 Plan on the attainment of performance goals that the compensation committee establishes that relate to one or more performance criteria described in the plan. Cash performance bonuses, for which there is no minimum payout, must be based upon objectively determinable bonus formulas established in accordance with the plan, as determined by the compensation committee.

Dividend Equivalents.  Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award other than options and appreciation rights. Dividend equivalents may be paid currently or may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents, and may be payable in cash, shares of common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

Performance Awards.  Section 162(m) of the Code limits publicly held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their principal executive officer and their three highest compensated executive officers (other than the chief executive officer or the chief financial officer) determined at the end of each year, referred to as covered employees. However, performance-based compensation and compensation meeting certain initial public offering transition rule requirements is excluded from this limitation. The 2014 Plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) once the transition rule is no longer applicable, but it is not required under the 2014 Plan that awards qualify for this exception. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

We may select performance goals from one or more of the following: (1) net earnings or net income; (2) operating earnings; (3) pretax earnings; (4) earnings per share of stock; (5) stock price, including growth measures and total stockholder return; (6) earnings before interest and taxes; (7) earnings before interest, taxes, depreciation and/or amortization; (8) sales or revenue growth, whether in general, by type of product or service, or by type of customer; (9) gross or operating margins; (10) return measures, including return on assets, capital, investment, equity, sales or revenue; (11) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; (12) productivity ratios; (13) expense targets; (14) market share; (15) financial ratios as provided in credit agreements of our company; (16) working capital targets; (17) completion of acquisitions of business or companies; (18) completion of divestitures and asset sales; (19) revenues under management; (20) funds from operations; (21) successful implementation of clinical trials, including components thereof; (22) submitting regulatory filings; (23) obtaining regulatory approvals; (24) entering into contractual arrangements; (25) meeting contractual requirements; (26) achieving contractual milestones; (27) entering into collaborations; (28) receipt of grant funding; (29) regulatory body approval for commercialization of a product; (30) implementation or completion of critical projects; (31) product development; (32) licensing; (33) laboratory testing capacity, including laboratory testing volume; (34) facility development; (35) government relations; (36) production volume levels; and (37) any combination of any of the foregoing business criteria.

We may base performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. We may not adjust upward any awards that we intend to qualify as performance-based compensation. The plan administrator retains the discretion to adjust performance-based awards downward, either on a formula or discretionary basis, or any combination as the compensation committee determines. Performance goals may differ from participant to participant and from award to award.

Other Equity-Based Awards.  Our compensation committee may grant other types of equity-based awards under the 2014 Plan. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by the compensation committee.

Change in Control.  If we experience a change in control in which equity-based awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity, unless otherwise provided in an award agreement: (1) all restricted shares will vest, and all stock units and dividend equivalents will vest and the underlying shares will be delivered immediately before the change in control, and (2) at the board of directors’ discretion either all options and stock appreciation rights will become exercisable 15 days before the change in control and terminate upon the consummation of the change in control, or all options, stock appreciation rights, restricted shares and stock units may be cancelled before the change in control in exchange for payment of any amount in cash or securities having a value (as determined by our board), in the case of restricted shares or stock units equal to the formula or fixed price per share paid to our stockholders and, in the case of options and stock appreciation rights equal to the product of the number of shares subject to the option or stock appreciation right multiplied by the amount by which the formula or fixed price paid to our stockholders exceeds the exercise price of the option or the stock appreciation right. In the case of performance shares and performance units, however, if more than half of the performance period has lapsed, we will convert the performance shares based on actual performance to date. If less than half of the performance period has lapsed, or if we cannot determine actual performance, we will convert the performance shares and performance units assuming target performance has been achieved.

Amendment; Termination.  Our board of directors may amend or terminate the 2014 Plan at any time; provided that no amendment may adversely impair the benefits of participants with outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or rules of a stock exchange on which the common stock is then listed. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2014 Plan will terminate on the tenth anniversary of the completion of this offering.

2010 Stock Plan

General.  In June 2010, our board of directors and our stockholders adopted our 2010 Plan, as a successor to and continuation of our 2001 Plan, which was subsequently amended on April 2012 and May 2013. Our board of directors has determined not to grant any additional awards under the 2010 Plan after the completion of this offering. However, the 2010 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2010 Plan which, as of the date of this registration statement, constitute stock options to purchase 23,754,736 shares of our common stock.

Share Reserve.  As of September 30, 2013, a total of 76,000,000 shares of our common stock had been authorized for issuance under the 2010 Plan. As of September 30, 2013, options to purchase a total of 28,072,048 shares of our common stock were issued and outstanding, a total of 17,524,033 shares of our common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2010 Plan, 12,745,961 shares of our common stock were issued upon the early exercise of stock options and subject to repurchase and 17,657,958 shares remained available for future grant. Such remaining share balance will become available for issuance under the 2014 Plan upon completion of this offering.

Types of Awards.  Our 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units to our employees, directors and consultants. Our board of directors has the authority to determine the terms and conditions of the awards granted under the 2010 Plan.

Options granted under the 2010 Plan may be early exercised prior to vesting under the terms of our stock option agreement. Under this agreement and upon termination of services, unvested exercised shares are subject to repurchase by the Company at the exercise price.

Our 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent or distribution and only the recipient of an award may exercise such award during his or her lifetime, unless our board of directors provides for additional transfer terms as permitted by Rule 701 of the Securities Act. Furthermore, until we become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or after our board of directors determines that we will no longer be relying on the exemption from registration under Rule 12h-1(f) of the Exchange Act, an option or, prior to exercise, the common stock subject to an option may not be pledged, hypothecated or otherwise transferred or disposed of other than to (i) family members through gifts or domestic relations orders, or (ii) to an executor or guardian of the option recipient upon the death or disability of such recipient, unless our board of directors determines to permit transfers to the Company or in connection with a change in control or other acquisition transaction involving the Company to the extent permitted by Rule 12h-1(f) of the Exchange Act.

Corporate Transaction.  Our 2010 Plan provides that in the event of our merger with another corporation, more than 50% of the total voting power of our capital stock is acquired, a majority of our board of directors is replaced within any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of such appointment or election, or the sale of all or substantially all of our assets, our board of directors may determine whether (i) the successor corporation may assume or substitute for each outstanding award, (ii) the vesting of such awards held by current service providers may be accelerated in full, (iii) all outstanding awards are to be cancelled as of the effective date of the consummation of the transaction, (iv) the awards are to be exchanged for cash and/or property equal to the amount that would have been attained upon exercise of such awards, or (v) awards are to be replaced with other rights or property selected our board of directors.

2001 Stock Option Plan

General.  In September 2001, our board of directors and our stockholders adopted our 2001 Plan, which was subsequently amended on April 2005, June 2006, May 2008 and December 2008. The 2001 Plan was succeeded by our 2010 Plan and terminated on June 2010. Since the termination of the 2001 Plan, we may not grant any additional awards under the 2001 Plan. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2001 Plan which, as of the date of this registration statement, constitute stock options to purchase 4,317,312 shares of common stock. Our board of directors administers the 2001 Plan.

Share Reserve.  As of September 30, 2013, options to purchase a total of 4,317,312 shares of common stock were issued and outstanding under the 2001 Plan and a total of 17,033,967 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2001 Plan.

Types of Awards.  Our 2001 Plan provided for the grant of incentive stock options and nonstatutory stock options to our employees, directors and consultants. Our board of directors has the authority to determine the terms and conditions of the awards granted under the 2001 Plan.

Options granted under the 2001 Plan may be early exercised prior to vesting under the terms of our stock option agreement. Under this agreement and upon termination of services, unvested exercised shares are subject to repurchase by the Company at the exercise price.

Our 2001 Plan does not allow for the transfer of awards other than by will or the laws of descent or distribution and only the recipient of an award may exercise such award during his or her lifetime.

Corporate Transaction.  Our 2001 Plan provides that in the event of our merger, consolidation or reorganization with another corporation, or sale of all or substantially all of our assets, our board of directors may determine whether (i) the successor corporation may assume or substitute for each outstanding award, (ii) the vesting of such awards held by current service providers may be accelerated in full, (iii) options in favor of the Company to repurchase shares of Common Stock purchased under the 2001 Plan are to be cancelled or (iv) all outstanding awards are to be cancelled as of the effective date of the consummation of the transaction.

Non-Employee Director Compensation

Cash and Equity Compensation

Our board of directors approved a non-employee director compensation policy, which will be effective for all non-employee directors upon the effective date of the registration statement for this offering. Each non-employee director will receive an annual base retainer of $35,000. In addition, our non-employee directors will receive the following cash compensation for board services, as applicable:

•	the vice chairman of the board of directors will receive an additional annual retainer of $20,000;
•	each member of our audit, compensation and nominating and corporate governance committees, other than the chairperson, will receive an additional annual retainer of $7,500, $5,000 and $5,000, respectively; and

•	each chairperson of our audit, compensation and nominating and corporate governance committees will receive an additional annual retainer of $15,000, $10,000 and $8,000, respectively.

We will pay all amounts in quarterly installments. We will also reimburse each of our directors for their travel expenses incurred in connection with their attendance at board of directors and committee meetings.

In addition, newly appointed non-employee directors will receive a one-time initial award of options to purchase 500,000 shares of our common stock, which will vest quarterly over three years, subject to the director’s continued service on the board of directors. Thereafter, each non-employee director will receive an annual award of options to purchase 200,000 shares of our common stock, which will vest upon the earlier to occur of the one year anniversary of the date of grant and the shareholder meeting in the year following the date of grant, subject to the director's continued service on the board of directors.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2012, for their service on our board of directors. Directors who are also our employees receive no additional compensation for their services as directors and are not set forth in the table below. Mr. Casamento, Dr. Hirth and Mr. Settle did not serve on our board during 2012.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2) ($)	All Other Compensation ($)	Total ($)
James Manuso, Ph.D	3,500	4,785	—	8,285
Robert E. Curry, Ph.D.	16,250	9,675	—	25,925
Marc K. Hellerstein, M.D., Ph.D.(3)	—	12,908	172,917	—

(1)	Amounts reflect the grant date fair value of option awards granted in 2012 in accordance with ASC 718. For information regarding assumptions underlying the value of equity awards, see Note 1 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies—Stock-Based Compensation,” included elsewhere in this prospectus. These amounts do not necessarily correspond to the actual value that the named directors may recognize.
(2)	The following table provides information regarding equity awards held by each director as of December 31, 2012:

Name	OPTIONS OUTSTANDING (#)
James Manuso, Ph.D	1,550,000
Robert E. Curry, Ph.D	1,000,000
Marc K. Hellerstein, M.D., Ph.D.	4,500,000
(3)	Dr. Hellerstein did not receive compensation for service as a director. See “Certain Relationships and Related Party Transactions” for a description of our consulting agreement with Dr. Hellerstein.

Limitation of Liability and Indemnification Agreements

Our amended and restated certificate of incorporation and amended and restated bylaws, each to become effective immediately prior to the completion of this offering, provide that we will limit the liability of our directors, and may indemnify our directors and officers, to the maximum extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

We have entered into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our amended and restated bylaws. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under “Executive Compensation — Employment, Change of Control and Severance Agreements” and “Executive Compensation — Non-Employee Director Compensation.”

We refer to these transactions as related person transactions.

Preferred Stock Financings

Issuance of Series CC Convertible Preferred Stock

Between August 20, 2013 and September 30, 2013, we issued and sold 22,877,141 shares of our Series CC convertible preferred stock at a price per share of $0.15, for gross proceeds of $3.4 million. The table below sets forth the number of shares of Series CC convertible preferred stock purchased by officers, directors or beneficial owners of 5% or more of our capital stock and their affiliated entities in such financing. Each share of Series CC convertible preferred stock in the table below will be converted into 1.2 shares of our common stock upon the completion of this offering.

PARTICIPANTS	SERIES CC CONVERTIBLE PREFERRED STOCK (#)	AGGREGATE PURCHASE PRICE OF SERIES CC CONVERTIBLE PREFERRED STOCK ($)
David M. Chester(1)	786,000	117,900

(1)	David M. Chester is a beneficial owner of more than 5% of our capital stock.

Issuance of Series BB Convertible Preferred Stock and Warrants

Between August 23, 2011 and March 8, 2012, we issued and sold 44,387,232 shares of our Series BB convertible preferred stock at a price per share of $0.10 and warrants to purchase up to the number of shares of our common stock equal to 25% of the number of Series BB convertible preferred stock purchased by such investor, for gross proceeds of $4.4 million. The table below sets forth the number of shares of BB convertible preferred stock purchased by officers, directors or beneficial owners of 5% or more of our capital stock and their affiliated entities in such financing. Each share of Series BB convertible preferred stock in the table below will be converted into one share of our common stock upon the completion of this offering.

PARTICIPANTS	SERIES BB CONVERTIBLE PREFERRED STOCK (#)	AGGREGATE PURCHASE PRICE OF SERIES BB CONVERTIBLE PREFERRED STOCK ($)	AGGREGATE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS ($)
David M. Fineman(1)	22,232	2,223	5,558
David M. Chester(2)	200,000	20,000	50,000

(1)	David M. Fineman is our Chief Executive Officer.
(2)	David M. Chester is a beneficial owner of more than 5% of our capital stock.

Investor Rights Agreement

We are party to the Series CC Preferred Stock Investors’ Rights Agreement, or the investor rights agreement, dated August 20, 2013, with the holders of our convertible preferred stock. The investor rights agreement provides that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. In addition to the registration rights, the investor rights agreement provides for certain information rights and rights of first refusal. The provisions of the investor rights agreement will terminate upon the date (i) on or after the closing of our first registered public offering of Common Stock, on which all shares of registrable securities held or entitled to be held upon conversion by a holder may immediately be sold under Rule 144 during any ninety (90) day period, (ii) three years after the closing of this offering, or (iii) the third anniversary of the date on which our shares begin trading on a national securities exchange, other than certain rights related to information and inspection rights and certain covenants which terminated upon the completion of this offering. The registration rights are described in more detail under “Description of Capital Stock — Registration Rights.”

Consulting Arrangement

On January 1, 2002, we entered into a consulting arrangement with Dr. Marc Hellerstein, who at the time was our co-founder and a member of our board of directors. The consulting agreement provided that Dr. Hellerstein would provide consulting services to us on a month to month basis and contained customary provisions on invention assignment, confidentiality and non-solicitation of employees and customers. The consulting agreement was amended from time to time, including on January 1, 2012 to increase his consulting fee from $80,000 per year to $12,500 per month and on July 1, 2012 to further increase his consulting fee to $16,667 per month. The consulting agreement was terminated on July 1, 2013 when Dr. Hellerstein became our President and Chief Scientific Officer.

Other Transactions

We entered into various employment-related agreements with our directors and executive officers that, among other things, provide for compensatory benefits. For a description of these agreements, see the sections entitled “Executive Compensation — Employment Agreements” and “Executive Compensation —  Non-Employee Director Compensation.”

We entered into indemnification agreements with each of our current directors and officers. See “Executive Compensation — Limitation of Liability and Indemnification Agreements.”

Policies and Procedures for Related Person Transactions

All related person transactions are reviewed and approved by our audit committee (or any other committee of the board consisting of independent directors) or our board of directors. This review covers any material transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, and a related person had or will have a direct or indirect material interest, including, purchases of goods or services by or from the related party or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. A “related person” is any person who is or was one of our executive officers, directors or director nominees or is a beneficial owner of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons.

All of the transactions described above were entered into prior to the adoption of this policy and were approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of September 30, 2013, and as adjusted to reflect the sale of shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities.

We have based our calculation of beneficial ownership prior to this offering on 287,551,695 shares of common stock outstanding on September 30, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 227,773,033 shares of our common stock immediately prior to the closing of this offering. We have based our calculation of beneficial ownership after this offering on      shares of our common stock outstanding immediately following the completion of this offering, which gives effect to the issuance of      shares of common stock in this offering, the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 227,773,033 shares of our common stock upon completion of this offering and the exercise of warrants into an aggregate of      shares of our common stock. Ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder who beneficially owns more than 5% of any class of our voting securities, as the case may be. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including the right to acquire beneficial ownership of that security within 60 days, including through outstanding options and warrants that are currently exercisable within 60 days of September 30, 2013. Options to purchase shares of our common stock that are exercisable within 60 days of September 30, 2013 are deemed to be beneficially owned by the persons possessing those rights for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Except as indicated in the footnotes below, each of the beneficial owners named in the table below has, and upon completion of this offering will have, to our knowledge, sole voting and investment power with respect to all shares of common stock listed as beneficially owned by him or her, except for shares owned jointly with that person’s spouse. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o KineMed, Inc., 5980 Horton Street Suite 470, Emeryville, California 94608.

	SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME AND ADDRESS OF BENEFICIAL OWNER	BEFORE OFFERING	BEFORE OFFERING	AFTER OFFERING
Named Executive Officers and Directors:
David M. Fineman(1)	41,276,655	14.33%
Karen S. Carothers(2)	2,000,000	*
Scott Turner, Ph.D.(3)	3,300,000	1.13%
Charles J. Casamento	—	*
Robert E. Curry, Ph.D.(4)	1,450,000	*
Marc K. Hellerstein, M.D., Ph.D.(5)	15,831,458	5.49%
K. Peter Hirth, Ph.D.(6)	1,100,000	*
James S. Manuso, Ph.D.(7)	2,271,000	*
Henry C. Settle, Jr.(8)	1,650,000	*
All executive officers and directors as a group (11 persons)	73,680,599	25.55%
5% Stockholders:
David M. Chester(9)	18,441,238	6.41%

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 5,050,000 shares of common stock, (b) 805,000 shares of common stock held by Chloe Rose Fineman & David M. Fineman JTWROS, (c) 805,000 shares of common stock held by Emma Hart Fineman & Ellen Gunn Fineman JTWROS, (d) 29,597,708 shares of common stock held by Fineman Revocable Trust of 2/12/97, David Fineman and Ellen Gunn Fineman, Trustees, (e) 776,407 shares of common stock held by Gunn Fineman, Inc. Money Purchase Profit Sharing Pension Trust, (f) 1,666,666 shares of common stock held by Merrill Lynch FBO David Fineman IRA, (g) 2,000,000 shares of common stock held by the KineMed Research Trust, dated February 7, 2001 and (h) 575,874 shares of common stock issuable upon exercise of warrants held by Fineman Revocable Trust of 2/12/97, David Fineman and Ellen Gunn Fineman, Trustees, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.
(2)	Consists of (a) 981,250 shares of common stock, and (b) 1,018,750 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013.
(3)	Consists of (a) 100,000 shares of common stock, and (b) 3,200,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013.
(4)	Consists solely of 1,450,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013.
(5)	Consists of (a) 14,781,289 shares of common stock, (b) 169 shares of common stock issuable upon exercise of a warrant, which we assume will be exercised prior to the closing of this offering because the underlying warrant expires upon completion of this offering if not exercised and (c) 1,050,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013.
(6)	Consists solely of 1,100,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013.
(7)	Consists of (a) 75,000 shares of common stock, (b) 25,000 shares of common stock held by Alexandra B. Manuso, (c) 50,000 shares of common stock held by Susan A. Manuso, (d) 115,000 shares of common stock held by SuperGen, Inc., (e) 6,000 shares of common stock held by SuperGen, Inc. issuable upon exercise of a warrant held by SuperGen, Inc. and (f) 2,000,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013. The voting and dispositive decisions with respect to the shares held by SuperGen, Inc. are made by Mr. Manuso.
(8)	Consists of (a) 650,000 shares of common stock and (b) 1,000,000 shares of common stock issuable upon the exercise of stock options within 60 days of September 30, 2013.
(9)	Consists of (a) 14,925,862 shares of common stock held by David M. Chester, (b) 3,199,999 shares of common stock held by Equity Trust Company Custodian FBO David M. Chester IRA and (c) 315,377 shares of common stock issuable upon exercise of warrants, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised. The address for the funds affiliated with David M. Chester is 2320 Greenview Drive, Uniontown, Ohio 44685.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of convertible preferred stock, par value $0.001 per share. As of September 30, 2013, there were outstanding:

•	313,935,045 shares of our common stock held by 497 stockholders;
•	28,072,048 shares of our common stock subject to outstanding options; and
•	9,225,600 shares of our common stock issuable upon the exercise of outstanding warrants that are expected to remain outstanding upon completion of this offering.

The number of shares of our common stock outstanding as of September 30, 2013 as shown above assumes:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 227,773,033 shares of our common stock upon completion of this offering; and
•	the issuance of 26,383,350 shares of our common stock upon the exercise of warrants with a weighted average exercise price of $0.10 per share, which we assume will be exercised prior to the closing of this offering because the underlying warrants expire upon completion of this offering if not exercised.

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable Delaware law. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock, convertible preferred stock and warrants reflect changes to our capital structure that will occur immediately in connection with the completion of this offering.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividends

Subject to preferences that may apply to any outstanding convertible preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our convertible preferred stock will convert into shares of common stock. Upon completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to      shares of convertible preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our convertible preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of convertible preferred stock.

Warrants

In connection with a bridge loan financing, between November 2006 and October 2007, or the 2006 – 2007 bridge financing, we issued warrants to accredited investors to purchase 1,291,856 shares of our common stock at an exercise price of $0.06 per share, which will expire upon the earlier of the expiration date, of which the earliest of warrants expire on November 30, 2013, or upon completion of this offering if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued additional warrants to accredited investors, who were existing preferred stockholders, to purchase 701,886 shares of our common stock at an exercise price of $0.40 per share, which will expire on November 30, 2013 if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued additional warrants to accredited investors, who were existing preferred stockholders who invested an amount equal to or greater than 33% of their previous investment in the company, to purchase 151,878 shares of our common stock at an exercise price of $0.40 per share, which will expire upon the earlier of the expiration date, of which the earliest of warrants expire on November 30, 2013, or upon completion of this offering if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued warrants to placement agents and consultants to purchase 89,574 shares of our common stock at an exercise price of $0.40 per share, which will expire upon completion of this offering if not exercised.

In connection with the 2006 – 2007 bridge financing, we issued warrants to placement agents and consultants to purchase 121,066 shares of our common stock at an exercise price of $0.40 per share, which will expire upon completion of this offering if not exercised. The warrants contain a customary net issuance feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price.

Between May 2002 and September 2005, in connection with our Series A, Series B and Series C convertible preferred stock offerings, we issued warrants to placement agents to purchase 636,415 shares of our common stock at an exercise price of $0.40 per share, which will expire upon completion of this offering if not exercised.

Between December 2009 and August 2010, in connection with consulting services, we issued warrants to consultants to purchase 3,141,008 shares of our common stock with a weighted average exercise price of $0.05 per share, which will expire upon completion of this offering if not exercised.

Between March 2010 and June 2010, in connection with our Series AA convertible preferred stock offering, we issued warrants to placement agents to purchase 1,618,872 shares of our common stock at an exercise price of $0.06 per share, which will expire upon completion of this offering if not exercised.

On July 12, 2010, we issued a warrant to a service provider to purchase 1,600,000 shares of our common stock at an exercise price of $0.01 per share, which will expire upon completion of this offering if not exercised.

In connection with the Series BB convertible preferred stock offering, between October 2010 and March 2012, we issued warrants to accredited investors to purchase 12,499,995 shares of our common stock issuable upon exercise of the warrants at an exercise price of $0.10 per share, which will expire upon completion of this offering if not exercised.

In connection with our Series BB convertible preferred stock offering, in March 2012, we issued warrants to placement agents to purchase 4,430,800 shares of our common stock at an exercise price of $0.10 per share, which will expire upon completion of this offering if not exercised.

In connection with a bridge loan financing, between December 2012 and May 2013, or the 2012-2013 bridge financing, we issued warrants to accredited investors to purchase 6,924,200 shares of our common stock at an exercise price of $0.15 per share, which are expected to remain outstanding upon the completion of this offering.

In connection with the 2012-2013 bridge financing, we issued a warrant in May 2013 in connection with a placement agent agreement to purchase 2,301,400 shares of our common stock at an exercise price of $0.15 per share, which is expected to remain outstanding upon the completion of this offering.

In connection with services rendered to the company, on September 6, 2013, we issued a warrant to a service provider to purchase 100,000 shares of our common stock at an exercise price of $0.07 per share, which will expire upon completion of this offering if not exercised.

Registration Rights

Holders of 227,773,033 shares of our common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file, as described below.

Demand Registration Rights

At any time after 180 days after the completion of this offering, the holders of a majority of the shares having demand registration rights may request that we register all or a portion of their shares of common stock for sale under the Securities Act. We will effect the registration as requested, unless, in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its stockholders and should be delayed. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of the shares having demand registration rights may make unlimited requests that we register all or a portion of their common stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1 million.

Incidental Registration Rights

In addition, if at any time after this offering we register any shares of our common stock, the holders of all shares having piggyback registration rights are entitled to notice of the registration and to include all or a portion of their shares of common stock in the registration.

Other Provisions

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We will pay all registration expenses, other than underwriting discounts and selling commissions, and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand, piggyback and Form S-3 registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we must indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they must indemnify us for material misstatements or omissions in the registration statement attributable to them. The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, three years after the completion of this offering.

Anti-Takeover Provisions

Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

•	Issuance of undesignated convertible preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated convertible preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of convertible preferred stock enables our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
•	Classified board. Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the board of directors.
•	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
•	Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of our board of directors or by a majority of our board of directors.
•	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at our annual meeting of stockholders.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any director, officer or employee to us or our stockholders, any action asserting a claim against us arising pursuant to the DGCL or any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies have been brought challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that this provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is      .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2013, upon completion of this offering,      shares of our common stock will be outstanding. The number of shares outstanding upon completion of this offering assumes no exercise of outstanding options or warrants.

All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining      shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act of 1933, as amended, or the Securities Act, to the extent these shares have been released from any repurchase option that we may hold.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition,      shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.

Rule 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, any person who is not our affiliate at any time during the preceding three months, and who has beneficially owned their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and, after owning such shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of our common stock without restriction.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares, or shares if the underwriters exercise their over-allotment option in full, immediately following this offering, based on the number of shares of our common stock outstanding upon completion of this offering; or
•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below,      shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Lock-up Agreements

We, along with our directors and executive officers and substantially all of our other stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock (including any shares issued in this offering or other issuer-directed shares), or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or later acquired, owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our equity incentive plans. We expect to file the registration statement covering such shares shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. For more information on our equity incentive plans, see “Executive and Director Compensation — Equity Benefit Plans.”

Registration Rights

Holders of 227,773,033 shares of our common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that we cover their shares by a registration statement that we otherwise file. For more information, see “Description of Capital Stock — Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, subject to the expiration of the lock-up period and to the extent these shares have been released from any repurchase option that we may hold.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is not classified as a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation) or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation), and is not: (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common stock acquired by the partnership.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder should contact its tax advisor regarding the possibility of obtaining a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected income may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker.

Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. A holder subject to backup withholding should contact the holder’s tax advisor regarding the possibility of obtaining a refund or a tax credit and any associated requirements to provide information to the IRS or other relevant tax authority.

Legislation Affecting Taxation of Our Common Stock Held by or Through Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

On January 17, 2013, final regulations under FATCA were published. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

Pursuant to the delayed effective dates provided for in the final regulations and subsequently issued guidance, the required withholding does not begin until July 1, 2014, with respect to dividends on our common stock and January 1, 2017, with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Aegis Capital Corp. is acting as the sole book-running manager of the offering and as representative of the underwriters, or the Representative. We have entered into an underwriting agreement, dated            , 2013, with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Aegis Capital Corp.
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of      additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $      and the total net proceeds, before expenses, to us will be $      .

Discount.  The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public Offering Price	$	$	$
Underwriting Discount (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $      per share. After the initial offering, the public offering price and concession to dealers may be changed.

We have paid an expense deposit of $25,000 to the Representative, which will be applied against the accountable expenses that will be paid by us to the Representative in connection with this offering. The underwriting agreement provides that in the event the offering is terminated, the $25,000 expense deposit paid to the Representative will be returned to us to the extent that offering expenses are not actually incurred by the Representative.

We have also agreed to pay the Representative’s expenses relating to the offering, including (a) to the extent necessary, all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual; (b) all filing fees incurred in clearing this offering with FINRA; (c) up to $5,000 of the fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption under the securities laws of foreign jurisdictions designated by the underwriters; (e) up to $5,000 of the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which we or our designee will provide within a reasonable time after the closing of the offering in such quantities as the Representative may reasonably request; and (f) up to $20,000 of the Representative’s actual accountable road show expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $    .

Discretionary Accounts.  The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements.  Pursuant to certain “lock-up” agreements, we, our executive officers and directors, and holders of 5% or more of our outstanding shares of common stock have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Representative, for a period of 180 days from the date of effectiveness of the offering.

Representative’s Warrants.  We have agreed to issue to the Representative warrants to purchase up to a total of shares of common stock (5% of the shares of common stock sold in this offering, but excluding the over-allotment option). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants are exercisable at a per share price equal to $ per share, or 125% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal.  Subject to certain limited exceptions, until twelve (12) months after the closing date of this offering, the Representative has a right of first refusal to act as sole book-running manager for each public offering of our common stock during such twelve (12)-month period.

Listing.  Our common stock is listed on The NASDAQ Capital Market under the symbol “KNMD.”

Electronic Offer, Sale and Distribution of Shares.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price.  Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Representative;
•	the valuation multiples of publicly traded companies that the Representative believes to be comparable to us;
•	our financial information;
•	our prospects and the history and the prospectus of the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships.  Certain of the underwriters and their affiliates have provided, and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of our common stock to be issued in this offering will be passed upon for us by our counsel, Hogan Lovells US LLP, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

OUM & Co. LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2011, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on OUM & Co. LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.kinemed.com/. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

KINEMED, INC.
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
KineMed, Inc.

We have audited the accompanying balance sheets of KineMed, Inc. (the “Company”) as of December 31, 2011 and 2012, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ OUM & Co. LLP

San Francisco, California
May 9, 2013, except for Note 14 as to which
the date is November 14, 2013

KINEMED, INC.

BALANCE SHEETS

	December 31,		September 30, 2013	Pro forma September 30, 2013
(in thousands, except shares and per share amounts)	2011	2012
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,039	$5,507	$5,492	$8,219
Accounts receivable	202	224	1,011
Prepaid expenses and other current assets	217	370	332
Total current assets	2,458	6,101	6,835
Property and equipment, net	396	505	562
Deposits and other long-term assets	104	146	177
License fees, net	22	11	6
Total Assets	$2,980	$6,763	$7,580
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$204	$533	$287
Accrued liabilities	202	178	261
Accrued personnel-related expenses	363	267	309
Stock options exercised early	20	14	359
Note and stock subscription deposits	825	765	—
Note payable	—	116	87
Current portion of deferred revenue	841	3,951	2,867
Current portion of capital lease obligations	25	3	—
Total current liabilities	2,480	5,827	4,170
Warrant liability	—	8	—
Convertible notes and accrued interest	—	1,002	—
Long-term portion of deferred revenue	—	808	—
Deferred rent	12	—	42
Other long-term liabilities	9	—	230
Commitments and contingencies
Series AA Convertible Preferred Stock, $0.001 par value; 125,000,000 shares authorized; 121,956,838 shares issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); aggregate liquidation preference of $7,317 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited)	6,895	6,895	6,895	$—
Series BB Convertible Preferred Stock, $0.001 par value; 50,000,000 shares authorized; 30,000,000 shares issued and outstanding as of December 31, 2011 and 50,000,000 shares issued and outstanding as of December 31, 2012 and September 30, 2013 (unaudited); aggregate liquidation preference of $3,000 as of December 31, 2011 and $5,000 as of December 31, 2012 and September 30, 2013 (unaudited);	2,672	4,443	4,443	—
Series CC Convertible Preferred Stock, $0.001 par value; 90,000,000 shares authorized; no shares issued and outstanding as of December 31, 2011 and 2012 and 46,513,496 shares issued and outstanding as of September 30, 2013 (unaudited); aggregate liquidation preference of $0 as of December 31, 2011 and 2012 and $6,977 as of September 30, 2013 (unaudited)	—	—	7,424	—
Stockholders' equity/(deficit):
Common Stock, $0.001 par value; 300,000,000 shares authorized; 51,405,729 and 47,992,269 shares issued and outstanding as of December 31, 2011 and 2012; 1,000,000,000 shares authorized; 59,778,662 shares issued and outstanding as of September 30, 2013 (unaudited); pro forma shares 313,935,045 issued and outstanding (unaudited)	51	48	60	314
Additional paid-in capital	39,064	39,134	40,080	61,315
Accumulated deficit	(48,203)	(51,402)	(55,764)	(55,764)
Total stockholders’ equity/(deficit)	(9,088)	(12,220)	(15,624)	$5,865
Total Liabilities, Convertible Preferred Stock and Stockholders' Equity/(Deficit)	$2,980	$6,763	$7,580

See the accompanying notes to financial statements.

KINEMED, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands, except shares and per share amounts)	2011	2012	2012	2013
			(unaudited)
Revenue:
Collaboration and other research revenue	$4,139	$5,042	$3,222	$4,869
License and milestone revenue	2,000	—	—	—
Grant revenue	555	163	63	268
Total revenue	6,694	5,205	3,285	5,137
Cost of revenue	3,291	2,697	1,693	3,380
Gross profit	3,403	2,508	1,592	1,757
Operating expenses:
Research and development	2,405	3,343	2,576	2,361
General and administrative	1,775	2,298	1,721	2,049
Total operating expenses	4,180	5,641	4,297	4,410
Loss from operations	(777)	(3,133)	(2,705)	(2,653)
Other income (expense):
Interest income	13	16	11	5
Interest expense, net	(28)	(82)	(4)	(270)
Change in fair value of note and warrant liability	—	—	—	(1,444)
Other income (expense), net	(14)	—	—	—
Total other income (expense)	(29)	(66)	7	(1,709)
Net loss and comprehensive loss	(806)	(3,199)	(2,698)	(4,362)
Deemed dividend on preferred stock	—	—	—	(98)
Net loss attributable to common stockholders	$(806)	$(3,199)	$(2,698)	$(4,460)
Net loss per share to common stockholders – basic and diluted	$(0.02)	$(0.07)	$(0.05)	$(0.09)
Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	48,887,295	49,155,850	50,070,474	47,343,999
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		$(0.01)		$(0.01)
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share – basic and diluted (unaudited)		232,124,763		265,209,156

See the accompanying notes to financial statements.

KINEMED, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except shares and per share amounts)	Series AA Convertible Preferred Stock		Series BB Convertible Preferred Stock		Series CC Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2010	121,956,838	$6,895	5,612,768	$524	—	$—	51,405,729	51	$38,999	$(47,397)	$(8,347)
Issuance of Series BB Convertible Preferred Stock and warrants for cash, net of issuance costs of $266	—	—	24,387,232	2,148	—	—	—	—	24	—	24
Vesting of early exercised options	—	—	—	—	—	—	—	—	10	—	10
Stock-based compensation	—	—	—	—	—	—	—	—	31	—	31
Net loss	—	—	—	—	—	—	—	—	—	(806)	(806)
Balance as of December 31, 2011	121,956,838	6,895	30,000,000	2,672	—	—	51,405,729	51	39,064	(48,203)	(9,088)
Issuance of Series BB Convertible Preferred Stock and warrants for cash, net of issuance costs of $209	—	—	20,000,000	1,771	—	—	—	—	20	—	20
Repurchase and retirement of Common Stock and warrants	—	—	—	—	—	—	(4,535,890)	(4)	(93)	—	(97)
Exercise of stock options	—	—	—	—	—	—	922,430	1	12	—	13
Vesting of early exercised options	—	—	—	—	—	—	—	—	6	—	6
Warrants issued to placement agents upon final close of Series BB	—	—	—	—	—	—	—	—	18	—	18
Stock-based compensation	—	—	—	—	—	—	—	—	107	—	107
Net loss	—	—	—	—	—	—	—	—	—	(3,199)	(3,199)
Balance as of December 31, 2012	121,956,838	6,895	50,000,000	4,443	—	—	47,792,269	48	39,134	(51,402)	(12,220)
Issuance of Series CC Convertible Preferred Stock, including conversion of convertible notes and accrued interest of $3,545, net of issuance cost of $198	—	—	—	—	46,513,496	6,779	—	—	—	—	—
Excess of fair value of convertible note and accrued interest at conversion into Series CC Preferred Stock	—	—	—	—	—	645	—	—	—	—	—
Warrants issued to placement agents upon final close of convertible notes payable (unaudited)	—	—	—	—	—	—	—	—	12	—	12
Fair value of warrants issued to convertible note holders upon conversion of notes into Series CC Convertible Preferred Stock (unaudited)	—	—	—	—	—	—	—	—	702	—	702
Exercise of stock options (unaudited)	—	—	—	—	—	—	11,420,798	11	382	—	393
Early exercise and vesting of early exercised options, net (unaudited)	—	—	—	—	—	—	—	—	(345)	—	(345)
Exercise of warrants (unaudited)	—	—	—	—	—	—	565,595	1	34	—	35
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	161	—	161
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(4,362)	(4,362)
Balance as of September 30, 2013 (unaudited)	121,956,838	$6,895	50,000,000	$4,443	46,513,496	$7,424	59,778,662	60	40,080	$(55,764)	$(15,624)

See the accompanying notes to financial statements.

KINEMED, INC.

STATEMENTS OF CASH FLOWS

	Years ended December 31,		Nine months ended September 30,
(in thousands)	2011	2012	2012	2013
			(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(806)	$(3,199)	$(2,698)	$(4,362)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	166	184	132	163
Amortization of intangible	14	11	9	6
Loss on disposal of equipment	14	—	—	—
Provision for loss on research contracts	—	6	1	3
Stock-based compensation	31	107	80	161
Deferred rent	(52)	(27)	(27)	—
Convertible notes issuance costs and accrued interest	—	76	—	271
Convertible notes and warrant liability adjustment to fair value at issuance	—	—	—	—
Change in fair value of convertible notes and warrant liability	—	—	—	1,444
Changes in operating assets and liabilities:
Accounts receivable	(72)	70	(118)	(787)
Prepaid expenses and other current assets	(1)	(153)	(87)	(6)
Deposits and other long-term assets	(1)	(41)	(44)	(32)
Accounts payable	(321)	328	214	(23)
Accrued liabilities	(234)	(16)	(56)	180
Accrued personnel-related expenses	57	(103)	(117)	41
Deferred revenue	(398)	3,827	4,194	(1,893)
Net cash provided by/(used in) operating activities	(1,603)	1,071	1,483	(4,834)
INVESTING ACTIVITY:
Purchases of property and equipment	(84)	(72)	(60)	(266)
Net cash used in investing activities	(84)	(72)	(60)	(266)
FINANCING ACTIVITIES:
Payments of capital lease obligations	(76)	(25)	(21)	(3)
Payments of note payable	—	(106)	—	(30)
Repurchase and retirement of common stock and warrants	—	(97)	(97)	—
Increase in convertible note and stock subscription deposits	825	—	51	—
Received from issuance of convertible preferred stock units, net	2,155	1,748	1,809	3,234
Received from issuance of convertible notes, net	—	936	—	1,416
Received from exercise of stock warrants	—	—	—	35
Received from exercise of stock options	—	13	13	393
Net cash provided by financing activities	2,904	2,469	1,755	5,045
Net increase (decrease) in cash and cash equivalents	1,217	3,468	3,178	(15)
Cash and cash equivalents as of beginning of period	822	2,039	2,039	5,507
Cash and cash equivalents as of end of period	$2,039	$5,507	$5,217	$5,492
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$28	$5	$4	$2
Income taxes	$1	$1	$1	$1
DISCLOSURES OF NON-CASH ACTIVITY:
Purchase of equipment through note payable	$—	$222	$—	$—
Purchases of equipment through capital leases	$68	$—	$—	$—
Vesting of options exercised early	$10	$6	$7	$49
Issuance of convertible preferred stock for subscriptions	$—	$60	$—	$—
Issuance of convertible notes payable for subscriptions	$—	$—	$—	$765
Convertible notes payable and accrued interest converted into Series CC preferred stock	$—	$—	$—	$4,190
Accrued expenses related to deferred initial public offering costs	$—	$—	$—	$85

See the accompanying notes to financial statements.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

KineMed, Inc. (the “Company”) is a commercial-stage company focused on applying its proprietary biomarker platform technology to drug development, prescription and non-prescription medical diagnostics and the pairing of drugs with diagnostic biomarker tests. Biomarkers are measurable characteristics about the state of a living organism that are relevant to health and disease. The Company believes that biomarker tests that identify the cause of a disease and that can monitor over time the activity of the biological processes of health and disease in an individual can fundamentally change the management of disease. Its diagnostic biomarker tests, or biomarker tests, directly measure the biological processes that cause disease by revealing the flux, or rate of production and destruction, over a period of time, of the key molecules involved in these biological processes. The Company believes that measuring molecular fluxes can provide interpretable information that may be predictive for clinically meaningful endpoints for a particular patient and are designed to reveal personalized information for a patient that can guide healthcare decisions. As a result, the Company believes its biomarker tests have the potential to have a transformative effect on healthcare by providing information that can be used to make drug development more efficient, increase markets and sales for medicines and other health-related products and guide healthcare decisions by physicians and wellness decisions by consumers.

The Company has an extensive record of collaborating with pharmaceutical companies and others to apply its biomarkers to drug development. The Company has negotiated and signed a total of approximately 100 revenue-generating collaborations with pharmaceutical and biotechnology companies, in addition to approximately 14 similar revenue-generating collaborations with non-profit foundations and agencies. Building on this legacy, the Company is focused on applying its proprietary biomarker platform to three commercial areas:

•	collaborations with corporate partners to develop drugs and other health-related products;
•	sales of biomarker tests for non-prescription wellness management and for physicians to manage significant unmet medical needs; and
•	opportunities to pair sales of drugs and nutraceuticals with its biomarker tests.

Liquidity

The Company’s activities have been funded by over $55 million of investor funds, and $43 million in revenues from contracts with pharmaceutical companies and research grants from a number of government agencies and foundations.

The Company has had net operating losses since inception and expects to continue to incur losses and negative cash flows from operations for the foreseeable future. As of December 31, 2012, the Company had cash of $5,507,000, working capital, excluding deferred revenue, of $4,226,000 and a stockholders’ deficit of $15,624,000. As of September 30, 2013, the Company had cash on hand of $5,492,000 million and working capital, excluding deferred revenue, of $5,532,000 and believes that these funds will be sufficient to meet its working capital requirements at least through April of 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will likely differ from those estimates.

Subsequent Events

Except as noted in Note 14, we have evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 14, 2013, the day the financial statements were available for issuance.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2013, the statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2012 and 2013, the statement of convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2013, and the related information contained in the notes to the financial statements are unaudited. These unaudited interim financial statements and notes have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2013 and its results of operations and cash flows for the nine months ended September 30, 2012 and 2013. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013 or any other interim period or for any other future year.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information in the accompanying balance sheets assumes (1) the conversion of all outstanding shares of convertible preferred stock into 227,773,033 shares of common stock at the then applicable conversion rate as though the completion of the initial public offering, or IPO, contemplated by the prospectus, had occurred on September 30, 2013, and (2) the issuance of 26,383,350 shares of the Company’s common stock and resulting cash proceeds as the result of the expected exercise of the outstanding warrants which warrants will terminate if unexercised prior to the completion of the IPO. Shares of common stock issued in such IPO and any related net proceeds are excluded from such pro forma information.

Cash and Cash Equivalents

The Company considers cash equivalents to be only those investments that are highly liquid, readily convertible to cash, and which mature within three months from the date of purchase. Cash equivalents generally consist of investments in money market funds in high-quality financial instruments with maturities of less than three months. The Company did not have any cash equivalents or investments in money market funds as of December 31, 2011 and 2012 and as of September 30, 2013.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash accounts in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held.

Accounts receivable from various pharmaceutical companies under contract research agreements and under various grants are unsecured obligations. The Company generally receives one-quarter of the total research contract amounts prior to commencing work. The Company reviews its accounts receivable for collectability and provides an allowance for credit losses, as needed. The Company has not experienced any losses related to accounts receivable.

The Company’s operations and employees have always been located in the United States and substantially all revenues have been received in US dollars from entities located both within and outside the United States.

Fair Value of Financial Instruments

For financial instruments consisting of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, accrued personnel-related expenses, and note payable, the

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

carrying amounts are reasonable estimates of fair value due to their relative short maturities. Based on borrowing rates available to the Company, the carrying values of capital lease obligations approximate their fair value.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally five years for laboratory equipment, three years for computer hardware and software, and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Assets under capital leases are amortized over their useful lives if title is transferred and amortized over the term of the lease if title is not transferred. Related amortization is included with depreciation expense.

License Agreement

The Company has an exclusive license agreement related to its core technology as described in Note 5, License Agreements. The amounts paid and the fair value of the stock issued for the license agreement, totaling $147,000, are included in the license agreement’s carrying value and are being amortized over ten years from the respective date of payment or issuance. Accumulated amortization on the license amounted to $125,000, $136,000 and $141,000 as of December 31, 2011 and 2012 and as of September 30, 2013, respectively.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when the total estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount. Through September 30, 2013, there have been no such impairment losses.

Warrant Liability

The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity, unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that the Company may need to settle the warrants in cash. For warrants issued with a conditional obligation to issue a variable number of shares or the deemed possibility of a cash settlement, the Company records the fair value of the warrants as a liability at each balance sheet date and records changes in fair value in other income and expense in the statements of operations and comprehensive loss.

In 2012, the Company undertook an obligation in connection with its convertible note offering to issue warrants to purchase a variable number of shares. The Company classified the warrant obligation as a liability as of December 31, 2012. As of September 30, 2013, the sale of Series CC Preferred stock in the amount of $3.4 million triggered the automatic conversion of the convertible notes payable into Series CC preferred stock and the issuance of warrants to purchase a quantifiable number of shares of common stock. Accordingly, the warrant liability was reclassified to stockholders’ deficit.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; transfer of technology has been completed or services have been rendered; the price to the customer is fixed or determinable; and collectability is reasonably assured.

Collaboration and Other Research Revenue.  The deliverables under our collaboration and other research agreements generally include deliverables related to research and development services performs the Company

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

on behalf of the contracting party. As the provision of research and development services is a part of our central operations and the Company is principally responsible for the performance of these services under the agreements, the Company recognizes revenue for research and development services as the services are performed.

Revenue from up-front payments and fees for services performed under collaborations and other research agreements and government and other grants are recognized proportionally over the period the research services are performed, based on the ratio of direct costs incurred to total estimated direct costs. Any amounts received in advance of performance are recorded as deferred revenue. Projected revenue and estimates of costs to complete contracts are reviewed from time to time and, where appropriate, adjustments may be made that can affect revenue recognition. A provision for an estimated loss is recorded whenever the total expected costs to complete the services exceed the total expected revenues. Payments generally are not refundable or contingent on research results.

When collaboration and other research agreements include multiple-element revenue arrangements, the Company accounts for these transactions by determining the elements, or deliverables, included in the arrangement and determining which deliverables are separable for accounting purposes. The Company considers delivered items to be separable if the delivered item(s) have stand-alone value to the customer. To date, collaboration and other research agreements have been generally treated as a single unit of accounting with revenue recognized in proportion to cost incurred.

Reimbursements of specific costs are recognized as revenue when the costs are incurred. Costs associated with collaboration and other research agreements and grants are reported as cost of revenue.

Licenses revenue.  License fees received with standalone value are recognized as revenue, provided the technology transferred or accessed is not dependent upon continuing research efforts. Otherwise, licenses revenue is recognized proportionally as the research services are performed.

Milestone Revenue.  The collaboration agreements sometime include contingent milestone payments related to specified research, development and regulatory milestones. Research, development and regulatory milestones are typically payable under collaborations when the collaborator claims or selects a target, or initiates or advances a covered product candidate in preclinical or clinical development.

A milestone is defined as an event that can only be achieved based in whole or in part on either the Company’s performance or the occurrence of a specific outcome resulting from the Company’s performance for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. Therefore, a milestone does not include events for which occurrence is contingent solely on the performance of a collaborative partner. To be substantive, a milestone must meet all of the following criteria: a consideration receivable upon the achievement of the milestone is commensurate with either our performance to achieve the milestone or the enhancement of value of delivered items as a result of a specific outcome resulting from our performance to achieve the milestone; the consideration relates solely to past performance; and the consideration is reasonable relative to all of the deliverable and payment terms in the arrangement.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. Amounts not expected to be recognized within the next 12 months are classified as non-current deferred revenue.

Research and Development Expenses

Research and development expenses consist of costs incurred for the Company’s own internal research and development activities. Research and development costs are expensed as incurred. Research and

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

development costs consist of salaries and benefits, including associated stock-based compensation, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on the Company’s behalf.

Stock-Based Compensation

The Company issues stock-based compensation awards to employees typically in the form of stock options. Stock-based compensation expense related to these awards is measured based on the fair value of the award on the date of grant and recognized, less estimated forfeitures, on a straight-line basis over the requisite service period of the awards, which generally equals the vesting period. Stock options granted to employees generally vest over four years. The Black-Scholes option pricing model is used to determine the fair value of stock option awards. Stock options granted to nonemployees that are not fully vested at the date of grant are subject to periodic re-measurement as the underlying options vest.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the estimated future tax effects of differences between financial statement and income tax bases of existing assets and liabilities, including net operating loss and credit carry forwards. A valuation allowance is provided against the Company’s net deferred income tax assets when their realization is not reasonably assured. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax positions will be sustained on examination by the taxing authorities based on the technical merits of the position.

Segment Reporting

Management has determined that the Company operates in one business segment, which is the commercialization and development of proprietary biomarker platform technology.

Comprehensive Loss

Comprehensives loss represents all changes in stockholders’ equity/(deficit) except those resulting from investments or contributions by stockholders. For the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2012 and 2013, there are no items of other comprehensive loss and, accordingly, comprehensive loss equals net loss.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, reduced by the weighted average unvested common shares subject to repurchase by the Company, and excludes for common stock equivalents. Diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period determined using the treasury-stock method and as-if converted method, as applicable. For purposes of this calculation, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are included in the calculation of diluted net loss per common share only when their effect is dilutive.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Potentially dilutive securities excluded from diluted net loss per common share are as follows:

	Years ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Convertible preferred stock	151,956,838	171,956,838	171,956,838	218,470,334
Common stock options	8,376,876	29,628,467	29,668,467	28,072,048
Common stock warrants	18,000,591	27,078,361	27,078,361	35,608,950
	178,334,305	228,663,666	228,703,666	282,151,332

Convertible notes payable outstanding at December 31, 2012 has been excluded from the table above as the conversion price had not been established.

Unaudited Pro forma Net Loss Per Share

(in thousands, except for share data)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
	(unaudited)
Numerator
Net loss attributable to common stockholders	$(3,199)	$(4,460)
Interest expense and issuance costs on convertible notes payable	76	271
Change in fair value of convertible notes payable	—	797
Pro forma net loss	$(3,123)	$(3,392)
Denominator
Shares used to compute net loss per common share, basic and diluted	49,155,850	47,343,999
Pro forma adjustments to reflect assumed weighted-average effect of convertible preferred stock	163,623,504	174,456,052
Pro forma adjustments to reflect assumed weighted-average effect of convertible notes payable and accrued interest	640,690	17,034,546
Pro forma adjustments to reflect assumed weighted-average effect of sales of the balance of authorized Series CC Preferred	—	—
Pro forma adjustments to reflect assumed conversion of warrants that expire upon completion of the IPO	18,704,719	26,374,559
Shares used to compute pro forma net loss per common share, basic and diluted	232,124,763	265,209,156
Pro forma net loss per common share, basic and diluted	$(0.01)	$(0.01)

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-2, Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, the new ASU requires entities to disclose in a single location (either on the face of the financial statement that reports net income or in the notes) the effects of reclassifications out of accumulated other comprehensive income (“AOCI”). For items reclassified out of AOCI and into net income in their entirety, entities must disclose the effect of the reclassification on each affected net income item. For AOCI reclassification items that are not reclassified in their entirety into net income, entities must provide a cross-reference to other required U.S. GAAP disclosures. There is no change in the requirement to present the components of net income and other comprehensive income in either a single

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

continuous statement or two separate consecutive statements. The ASU does not change the items currently reported in other comprehensive income.

For public entities, the new disclosure requirements are effective for annual reporting periods beginning after December 15, 2012, and interim periods within those years (i.e., the second quarter of 2013 for entities with calendar year-ends). The ASU applies prospectively, and early adoption is permitted. The adoption of this ASU did not have a material impact on the Company’s financial statements.

2. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

A fair value hierarchy was established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table sets forth the fair value of the Company’s liabilities, allocated into the Level 1, Level 2, and Level 3 hierarchy, that were measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2012
Liabilities:
Warrants	$—	$—	$8	$8
Convertible notes payable and accrued interest	—	—	1,002	1,002
Total	$—	$—	$1,010	$1,010
At September 30, 2013 (unaudited)
Liabilities:
Warrants	$—	$—	$—	$—
Convertible notes payable	—	—	—	—
Total	$—	$—	$—	$—

The Company had no assets measured on a recurring basis at fair value at December 31, 2011 and 2012 and at September 30, 2013, or liabilities measured at fair value on a recurring basis at December 31, 2011 and at September 30, 2013.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

2. FAIR VALUE MEASUREMENTS - (continued)

The fair value measurement of the convertible notes payable and related warrant obligation as of December 31, 2012 and September 30, 2013, is based on significant inputs not observed in the market and thus represents a Level 3 measurement. As discussed in See Note 10, Convertible Preferred Stock and Stockholders' Equity/(Deficit) the convertible notes payable and related warrant obligation were converted into Series CC Preferred Stock and common stock warrants, respectively. The Company estimated the fair value of the convertible notes payable and warrants obligation at the date of issuance using the discounted cash flow and Black-Scholes option pricing models, respectively. The fair value of the convertible notes payable was determined using the stated interest rate, discounted for Company-specific performance risk and the notes’ subordination to senior indebtedness. Immediately prior to the conversion into Series CC Preferred stock, the Company valued the convertible notes payable based upon the estimated fair value of common stock into which the CC Preferred is convertible upon the completion of an IPO. The Company assumed a 60% probability of a successful IPO and a 10% discount due to lack of marketability. The warrant obligation was valued using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 0.34% and 2.02%, volatility of 60.0% and 62.6%, expected term of three years and seven years, and 0% dividend yield at December 31, 2012 and at September 30, 2013 (date of conversion into Series CC Preferred Stock and issuance of warrants), respectively.

The Company’s convertible notes payable and warrant obligation were valued at $1,002,000 and $8,000, respectively, upon issuance on December 3, 2012, and at December 31, 2012. The Company determined that there was no change in the fair values of the convertible notes payable or the warrant obligation between the date of issuance and December 31, 2012, because of the short period since issuance and the fact that there were no significant changes in the Company’s operations during that period. The Company’s convertible notes payable and warrants were valued at $4,190,000 and $702,000, respectively, at September 30, 2013.

The following table presents a reconciliation of liabilities measured and recorded at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012 and for the nine months ended September 30, 2013:

(in thousands)	Convertible Notes Payable	Warrant Liability
Balance at December 31, 2011	$—	$—
Issuance of convertible notes and warrant obligation, at fair value	1,002	8
Balance at December 31, 2012	1,002	8
Issuance of convertible notes and warrant obligation, at fair value	2,391	47
Change in fair value of convertible notes and warrant obligation	797	647
Reclassification to equity	(4,190)	(702)
Balance at September 30, 2013 (unaudited)	$—	$—

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	December 31,		September 30, 2013
(in thousands)	2011	2012
			(unaudited)
Prepaid Equipment Rents	$33	$21	$1
Prepaid Insurance	14	11	27
Prepaid IPO Expenses	—	—	115
Isotope Inventory	37	184	129
Advance to Placement Agent	76	82	—
Other	57	72	60
	$217	$370	$332

4. PROPERTY AND EQUIPMENT

Property and equipment consist of:

	December 31,		September 30, 2013
(in thousands)	2011	2012
			(unaudited)
Laboratory equipment	$2,140	$2,428	$2,380
Computer hardware and software	97	97	89
Furniture and fixtures	38	38	38
Leasehold improvements	104	104	118
Construction in progress	—	—	142
Total property and equipment	2,379	2,667	2,767
Less accumulated depreciation	(1,983)	(2,162)	(2,205)
	$396	$505	$562

Assets under capitalized leases totaled $145,000 as of December 31, 2011 and 2012, and $0 as of September 30, 2013, respectively. Accumulated depreciation was $65,000 and $94,000 as of December 31, 2011 and 2012, respectively, and $0 as of September 30, 2013. Assets under capitalized leases are included in laboratory equipment. The Company purchased laboratory equipment in 2012, which is security for a short-term note payable.

Depreciation expense was $166,000 and $184,000 for the years ended December 31, 2011 and 2012, respectively, and $132,000 and $163,000 for the nine months ended September 30, 2012 and 2013, respectively.

5. LICENSE AGREEMENTS

The Regents of the University of California

In February 2001, the Company entered into a license agreement (the “UC Agreement”) with The Regents of the University of California (the “Regents”) whereby it acquired an exclusive right to various patents and patent rights related to its core technology, including the observation and measurement of kinetic activity in key pathways responsible for disease and health. The UC Agreement covers all fields of use worldwide. In connection with the UC Agreement and subsequent amendments, the Company made nonrefundable payments and issued shares of its Common Stock to the Regents and the inventors, including our President and Chief Scientific Officer. Total amounts paid in cash and stock stated at fair value in connection with the initial license is $147,000, which was capitalized and amortized over ten years. The remaining unamortized balance as of September 30, 2013 is $6,000.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

5. LICENSE AGREEMENTS - (continued)

The UC Agreement also requires the Company to pay on-going patent costs, which are expensed as incurred. These patent costs were $278,000 and $115,000 for the years ended December 31, 2011 and 2012, respectively, of which $82,000 and $29,000 remained unpaid as of December 31, 2011 and 2012, respectively. Patent costs were $90,000 and $166,000 for the nine months ended September 30, 2012 and 2013, respectively, of which $57,000 remained unpaid as of September 30, 2013. The Company paid minimum annual royalties of $5,000 in 2011, 2012 and 2013.

National Institutes of Health

In January 2012, the Company entered into a Patent License Agreement (the “NIH Agreement”) with the National Institutes of Health (“NIH”). Under the NIH Agreement, the Company obtained exclusive rights to certain patents developed and owned by NIH. The term of the NIH Agreement runs through the expiration date of the last licensed patent to expire. The NIH Agreement is cancelable by the Company upon 60 days’ notice. The license, obtained for the single purpose of developing a commercial compound, has no alternative future uses, and accordingly the license fee and related patent costs were expensed as acquired research and development expense during the year ended December 31, 2012.

Under the NIH Agreement, the Company is required to make the following licensing and royalty payments:

•	A nonrefundable license fee of $250,000.
•	A nonrefundable annual minimum royalty of $40,000 per year, beginning in 2013.
•	Royalties based on a percentage of net sales, ranging in the low to mid-single digit percent of net sales.
•	Royalties based on the achievement of certain benchmarks for each licensed product. Individual benchmark payments range from $100,000 to $7,000,000 and total $10,750,000 for each licensed product if all benchmarks are achieved.
•	Royalties based on a percentage of sublicensing revenue, ranging from the high single digit to 20% of the sublicensing revenue.

During the year ended December 31, 2012 and the nine months ended September 30, 3013, there were no net sales of any licensed products, no benchmarks achieved and no sublicensing revenue.

In addition, the Company is required to reimburse NIH for all costs related to preparing, filing, prosecuting and maintaining all licensed patents and related patent applications incurred both before and after the effective date of the NIH Agreement which will be expensed as incurred.

During the year ended December 31, 2012, the Company recorded expense related to the NIH Agreement of $250,000 for the nonrefundable license fee and $171,000 related to patent costs incurred by NIH prior to the effective date of the agreement. During the year ended December 31, 2012, the Company paid $50,000 of the license fee and $85,000 of the patent costs. During the nine months ended September 30, 2013, the Company recorded expense related to the annual minimum royalty of $30,000. There remains an unpaid balance of $316,000 as of September 30, 2013. In July, 2012, the Company ceased making payments on the NIH Agreement and was technically in default. Thus, the Company was accruing interest at 12% outstanding balance. In October 2013, the Company entered into an amendment to the NIH Agreement “First Amendment”. Under the terms of the First Amendment, NIH agreed to defer payments related to prepayment of minimum annual royalties of $40,000 and license fees of $200,000 to December 31, 2014. In addition, the Company agreed to pay outstanding past prosecution royalties totaling $101,000, $71,000 due within 30 days of the agreement, and the remaining $30,000 as well as a $10,000 amendment royalty prior to December 31, 2013 and extend the cooperative research agreement (CRADA) until an Investigation New Drug (IND) application is filed with the Food and Drug Administration (see Note 8, Commitments). Additional royalties of

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

5. LICENSE AGREEMENTS - (continued)

$35,000 were assessed in lieu of interest on the payments deferred until December 31, 2014 and will be expensed ratably from October 1, 2013, to December 31, 2014. Accrued interest on the unpaid costs will be reversed. All other payment terms under the First Amendment remain in effect.

The Company discovered and tested this compound using its unique biomarker platform and was awarded a grant under the National Institutes of Health Rapid Access to Interventional Development (NIH-RAID) program. This program funds the manufacture of the 5A drug and safety and toxicity testing. Because the Company is not a drug developer, upon completion of successful testing, the Company expects to file an IND and seek a sublicensee to complete clinical testing, obtain FDA approval and market the drug while at the same time the Company will seek to pair one of its biomarker tests with the drug.

6. CONVERTIBLE PROMISSORY NOTES

In November 2012, the Company commenced a $5.0 million offering consisting of a convertible promissory note and warrant to purchase shares of stock (the “Note Offering”). The Note Offering was a private placement to “accredited investors” as such term is defined under the Securities Act of 1933, as amended, and Regulation D, and other regulations promulgated thereunder. Each unit in the Note Offering consists of a convertible promissory note bearing interest at 5% per annum (the “Note”) and a warrant to purchase stock equivalent in value to 30% of the Note principal. The Notes are due four years from the date of issuance unless converted earlier. The warrants were not issued on the date of the Note, but the Company is obligated to issue the warrants at a future date based on the terms of the Notes.

The Notes and any accrued interest are automatically convertible into shares of the Company’s equity securities upon the occurrence of a Qualified Financing (“QF”). A QF is defined as (1) an Initial Public Offering (“IPO”) with gross proceeds of $20 million or more or (2) a private placement of new securities with gross proceeds of $3 million or more. Upon the occurrence of a QF, the Notes automatically convert into the same securities as are issued in the QF at the same price and on the same terms as the other investors that purchase securities in the QF.

The number of shares covered by the warrant is determined by dividing its exercise price, as defined in the agreement, into 30% of the dollar amount of the original note. The warrants are exercisable for common shares unless a QF as defined above occurs prior to the due date of the note. Upon the occurrence of a QF, the warrants are exercisable into the securities underlying those issued in the QF at the same price and on the same terms as the other investors that purchase securities in the QF.

The warrants will be issued and the term of the warrant will begin on the earliest of (1) the closing of a QF, (2) 30 days prior to a change in control or (3) the maturity date of the Notes. The term of the warrant ends on the earlier of (1) September 30, 2020 or (2) the date of a change in control. The Company’s obligation to issue the warrants for a variable number of shares is accounted for as a liability and is recorded at fair value. The warrant liability will be revalued at fair value in each subsequent balance sheet and any changes in fair value recognized in other income (expense) in the statements of operations and comprehensive loss (see Note 2, Fair Value Measurements).

The first closing of the Notes occurred on December 3, 2012, and the Company received net proceeds of $936,000 after deduction of placement agent fees of $104,000, which were recorded as interest expense. The second and final closing of the Notes occurred on May 31, 2013. The Company received $2,181,000 net of placement agent fees of $241,000, which were also recorded as interest expense. Because the Company deemed it probable that the Notes would be converted into shares of equity in a future financing, the Notes were considered to be an obligation to deliver a variable number of shares. Therefore, the Notes were recorded at fair value, and will be revalued at fair value in each subsequent balance sheet and any change in fair value will be recognized as a change in other income (expense). (See Note 2, Fair Value Measurements).

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

6. CONVERTIBLE PROMISSORY NOTES - (continued)

On September 30, 2013, the sale of Series CC Preferred stock represented a QF. In connection with the QF, the Company converted all Notes and accrued interest to Series CC Preferred stock. Prior to the conversion into Series CC Preferred stock the Company calculated the fair market value of the Notes at $4,190,000. The estimated fair value of the Notes is in excess to the conversion price of $0.15 to Series CC Preferred stock due to a beneficial conversion feature included within the Series CC Preferred stock. (see Note 2, Fair Value Measurements and Note 10, Convertible Preferred Stock and Stockholders' Equity/(Deficit). On September 30, 2013, the Company also issued warrants to purchase 6,924,200 shares of common stock at an exercise price of $0.15 per share. The warrants expire on September 30, 2020. The Company transferred the fair value of the warrants of $702,000 as of September 30, 2013, to stockholders’ deficit.

7. COLLABORATION RESEARCH AND LICENSE AGREEMENT

In June 2012, the Company and Glaxo Group Limited (“GSK”) entered into a collaboration research and license agreement to discover novel biomarkers. Upon signing the agreement, the Company received a non-refundable up-front payment of $4.4 million to fund research for two years. GSK may make additional payments of up to $2 million to extend the research services for an additional year. Additional payments of up to $11 million could be received if certain clinical trial milestones are met. Upon receipt, the Company recorded the up-front payment from GSK as deferred revenue and began recognizing this deferred revenue as collaboration research revenue proportionally over the period the period the research services are expected to be performed. The milestone payments will be recognized as revenue upon achievement of the milestone events (see Note 1, Revenue Recognition). During the year ended December 31, 2012 and the nine months ended September 30, 2013, the Company recognized revenue of $809,000 and $1,785,000, respectively, and recognized no milestone revenue in any periods presented.

In May 2009, the Company and Bristol-Myers Squibb Company (BMS) entered into a collaboration and license agreement to discover novel biomarkers of neuro degeneration. The original $5 million contract with BMS called for a $1.0 million up front technology license fee for completion of phase 1 and 2 followed by $2 million of milestone payment due upon authorization by BMS to enter phases 3 and 4. During development of the assay using an immunoprecipitation protocol, an improved methodology using LCMS technology was discovered. The new assay using LCMS technology was not specified in the old contract language. The contract was amended on February 23, 2011 wherein BMS (1) paid $2.0 million for a non-exclusive worldwide royalty free right in perpetuity for use of 6 biomarkers, (2) paid $1.0 million to KineMed to sponsor the BMS Alzheimer clinical study and perform specified testing services, and (3) terminated the research collaboration without further obligation of one party to another. The $2 million license fee was immediately recognized as revenue. The $1 million up-front fee for clinical testing services is recognized proportionally over the period the contract research services are performed. During the year ended December 31, 2012 and the nine months ended September 30, 2013, the Company recognized collaboration research revenue of $288,000 and $141,000, respectively.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

8. COMMITMENTS

The Company has a non-cancelable operating lease for its research and administrative facility and leases laboratory equipment under various operating and capital leases. The Company’s facility lease expires on September 30, 2017. As of December 31, 2012, the future minimum payments under these leases are as follows:

(in thousands) Year ending December 31,	Operating Leases	Capital Leases
2013	$544	$3
2014	285	—
2015	285	—
2016	177	—
2017	28	—
Total minimum lease payments	$1,319	3
Less amounts representing interest		—
Present value of minimum lease payments		3
Less current portion		(3)
Long-term portion		$—

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating facility lease. Rent expense was $369,000 and $400,000 for the years ended December 31, 2011 and 2012, respectively, and $290,000 and $337,000 for the nine months ended September 30, 2012 and 2013, respectively. In addition to the minimum payments under the facility lease, the Company pays its proportionate share of common area expenses. These expenses were $316,000 $316,000 for the years ended December 31, 2011 and 2012 and $229,000 and $255,000 for the nine months ended September 30, 2012 and 2013, respectively.

In connection with the University of California and NIH agreements described in Note 5, License Agreements, the Company is obligated to make royalty payments based upon percentages of net sales or sublicense fees of any products or services developed from the licensed technologies, with annual minimum payments of $5,000 and $40,000, respectively. The annual minimum payment of $5,000 was paid to the University of California. The initial annual payment to the NIH, which was due in March 2013, has been deferred until December 31, 2014 (see NIH First Amendment discussed in Note 5: License Agreements).

In January 2009, the Company entered into a five-year cooperative research and development agreement with the National Heart, Lung, and Blood Institute of the National Institutes of Health that requires annual payments of $115,000, which the Company paid during the years ended December 31, 2011 and 2012. During the nine months ended September 30, 2012 and 2013, the Company paid $86,000. The agreement has been extended until an IND for the cardiovascular drug licensed from the NIH described in Note 5, License Agreements, is filed with the Food and Drug Administration. Though the CRADA agreement is cancelable with 60 days’ notice, cancellation prior to filing the IND will accelerate $250,000 in license fees and royalty payments due under the NIH license agreement.

9. RELATED-PARTY TRANSACTIONS

A managing director of the placement agent that assisted the Company with sales of its convertible preferred stock and senior convertible notes was a member of the Company’s Board of Directors through November 7, 2011. Under the Series BB Placement Agent agreement, the Company issued warrants to purchase zero and 80,293 shares of Common Stock valued at $0 and $0 during the years ended December 31, 2011 and 2012, respectively. No transactions took place in the nine months ending September 30, 2013.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

9. RELATED-PARTY TRANSACTIONS - (continued)

Another individual who provided advisory consulting services to the Company is a relative of the Chairman and CEO. Services were provided in connection with its business financing strategy and research for possible opportunities for application of KineMed technology in consumer wellness markets. The individual earned compensation of $2,000 and $0 during the years ended December 31, 2011 and 2012, respectively, and $0, and $11,000 for the nine months ended September 30, 2012 and 2013, respectively.

10. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT)

Convertible Preferred Stock

An Amended and Restated Certificate of Incorporation effective June 21, 2013, increased the total number of shares of stock that the Company has authority to issue to 1,265,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.001 par value per share, and 265,000,000 shares of convertible preferred stock, $0.001 par value per share, of which 125,000,000 shares were designated Series AA Convertible Preferred Stock (“Series AA Preferred”) and 50,000,000 shares were designated Series BB Convertible Preferred Stock (“Series BB Preferred”) and 90,000,000 shares were designated Series CC Convertible Preferred Stock (“Series CC Preferred”). As of December 31, 2011 and 2012, the Company was authorized to issue 475,000,000 shares consisting of 300,000,000 shares of Common Stock and 175,000,000 shares of convertible preferred stock, of which 125,000,000 shares were designated Series AA Preferred Stock and 50,000,000 shares were designated Series BB Preferred Stock. The Board of Directors, on May 14, 2013, authorized the offering of up to 56,000,000 shares of Series CC Preferred, par value $0.001 per share. The Board of Directors, by action effective January 13, 2011, and a further action on November 7, 2011, increased the Series BB Preferred and Warrant Offering to a total of 50,000,000 Units, consisting of 50,000,00 shares of Series BB Preferred with warrants to purchase up to 12,500,000 additional shares of Common Stock.

At the annual shareholder meeting held in Emeryville on May 30, 2013, a majority of shareholders approved an offering of 56,000,000 shares of Series CC Preferred. The sale of 22,877,141 shares of Series CC Preferred for gross proceeds of $3,432,000 as of September 30, 2013, is deemed a Qualified Financing under the terms of the Convertible Promissory Notes which automatically convert into Series CC Preferred with warrants to purchase additional shares of common stock equivalent to 30% of the note principal. (See Note 6, Convertible Promissory Notes).

The Company recorded each series of convertible preferred stock at the amount of cash received, net of issuance costs. The convertible preferred stock is redeemable at an amount equal to its liquidation preference (discussed below) upon the occurrence of a redemption event. A redemption event will occur only upon the liquidation or winding up of the Company, a greater than 50% change of control, or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of the convertible preferred stock have been presented as temporary equity in accordance with accounting guidance for redeemable securities. Further, the Company has also elected not to adjust the carrying values of the convertible preferred stock to the redemption values of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values will be made when it becomes probable that such redemptions will occur.

Holders of Series AA Preferred Stock, Series BB Preferred Stock and Series CC Preferred Stock have various rights and preferences that include the following:

Voting Rights — Each share of Series AA Preferred, Series BB Preferred and Series CC Preferred has the right to one vote for each share of common Stock into which such convertible preferred stock could be converted.

Conversion — Each share of Series AA Preferred, Series BB Preferred and Series CC Preferred is convertible at the option of the holder into an equal number of shares of Common Stock based on the original issuance price, subject to certain anti-dilution adjustments. These anti-dilution adjustments consist of adjustments for certain subsequent issuances of Common Stock, Options, or Convertible Securities and

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

10. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT) - (continued)

any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification, or similar event. The shares of Series AA Preferred, and Series BB Preferred are automatically convertible into Common Stock at the then applicable conversion rate, in the event of either: (i) the closing of an underwritten public offering of shares of the Company’s Common Stock resulting in no less than $20,000,000 in aggregate gross proceeds to the Company at a price at least $0.18 per share; or, (ii) the election of the holders of a majority of all of the outstanding convertible preferred stock. Series CC Preferred are automatically convertible into Common Stock at the then applicable conversion rate, in the event of either: (i) the closing of an underwritten public offering of shares of the Company’s Common Stock resulting in no less than $25,000,000 in aggregate gross proceeds to the Company at a price at least $0.18 per share; or, (ii) registration of a Form S-1 registering for re-sale by stockholders of the Company shares of Common Stock or (iii) the election of the holders of a majority of all of the outstanding convertible preferred stock. Upon occurrence of (i) or (ii) above, the Series CC Preferred shall convert into shares of common stock equal to 120% of the number of shares of Series CC Preferred.

Dividends — The holders of Series AA Preferred and Series BB Preferred are entitled to receive noncumulative dividends of $0.0036 per share, if and when declared by the Board of Directors. No dividends have been declared through September 30, 2013. The holders of Series CC Preferred are entitled to receive non-cumulative dividends at the rate of six percent (6%) of the Offering Price if and when declared by the board of directors. These dividends will have the same rights and privileges as Series AA and Series BB have in preference to Common Stock.

Liquidation Preference — In the event of any liquidation, dissolution, or winding up of the Company, including a merger or acquisition resulting in a greater than 50% change of control, or a sale of substantially all of the assets of the Company: the holders of Series CC Preferred are entitled to receive a preference of fifteen cents ($0.15) per share, plus any accrued and unpaid dividends, paid prior to any payment to the holders of Series BB Preferred Stock and Series AA Preferred Stock or to holders of Common Stock; Series BB Preferred are entitled to receive a preference of ten cents ($0.10) per share, plus any accrued and unpaid dividends, paid prior to any payment to the holders of Series AA Preferred Stock or to holders of Common Stock; the holders of Series AA Preferred are entitled to receive a preference of six cents ($0.06) per share, plus any accrued and unpaid dividends, prior to any payment to the holders of Common Stock.

Sales of Series CC Preferred Stock

As of September 30, 2013, the Company has received proceeds of $3,234,000, which are net of offering costs of $198,000, and issued 22,877,141 shares of Series CC Preferred stock. In addition, the sales of Series CC Preferred qualified as a QF on September 30, 2013. In connection with the QF, all outstanding Notes with a face value of $3,462,000 and accrued interest of $83,000, were automatically converted into 23,636,355 shares of Series CC Preferred. In addition, pursuant to the terms of the Note offering, warrants to purchase 6,924,200 shares of common stock at an exercise price of $0.15 per share were issued.

The Company recorded a beneficial conversion feature and a deemed dividend of $98,000 for the Series CC Preferred sold in September 2013. The Series CC Preferred stock also includes a contingent beneficial conversion feature of $1,035,000 because the shares of CC Preferred are convertible into 1.2 shares of common stock upon the occurrence of an IPO. The contingent beneficial conversion feature will be recorded as a deemed dividend in the period the IPO occurs.

Common Stock

The Company’s Amended and Restated Certificate of Incorporation, authorizes the Company to issue 1,000,000,000 shares of $0.001 par value Common Stock. Common Stockholders are entitled to dividends when and if declared by the Board of Directors. The holder of each share of Common Stock is entitled to

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

10. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY/(DEFICIT) - (continued)

one vote. No dividends have been declared through September 30, 2013. As of December 31, 2011 and 2012, the Company was authorized to issue 300,000,000 shares of Common Stock at a par value of $0.001.

Stock and Warrant Retirement

The Company repurchased and retired 4,535,890 shares of its Common Stock and warrants to purchase 353,030 shares of Common Stock from the receivership for Stanford Venture Capital Holdings, Inc., a former investor. The repurchase was completed in the third quarter of 2012 following confirmation by the U.S. District Court, Northern District of Texas, at a cost of $97,000.

Warrants

The Company has issued warrants to purchase shares of its Common Stock to investors under certain past offerings of securities, placement agents, brokers, consultants, suppliers, vendors, and the lessor of the Company’s facilities. Outstanding warrants to purchase Common Stock, which were immediately vested and exercisable upon grant, are, as of December 31, 2012 and as of September 30, 2013, as follows:

		Number of Shares
Year of Expiration	Exercise Price	December 31, 2012	September 30, 2013
			(unaudited)
2013	$0.06	707,457	310,451
2013	0.40	1,070,707	783,236
2014	0.01	392,225	385,175
2014	0.06	984,889	981,405
2014	0.40	160,102	160,102
2015	0.01	1,855,833	1,855,833
2015	0.06	4,218,872	4,118,872
2015	0.10	1,403,187	1,403,187
2015	0.40	757,481	757,481
2016	0.10	6,096,808	6,096,808
2017	0.10	9,430,800	9,430,800
2018	0.15	—	2,301,400
2020	0.15	—	6,924,200
2023	0.07	—	100,000
		27,078,361	35,608,950

All of the above warrants must be exercised or will terminate upon completion of an effective IPO, excluding the warrants to purchase 2,301,400 shares of common stock that expire in 2018 and 6,924,200 shares of common stock that expire in 2020 issued to the convertible note financing placement agent and to note holders upon conversion to Series CC Preferred on September 30, 2013.

Common Shares Reserved

Common shares reserved for future issuance is as follows:

	December 31, 2012	September 30, 2013
		(unaudited)
Conversion of convertible preferred stock	171,956,838	218,470,334
Stock options outstanding	29,628,467	28,072,048
Warrants to purchase common stock	27,078,361	35,608,950
Shares authorized for future issuance under Equity
Incentive Plan	7,522,327	17,657,958

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

11. STOCK OPTION PLAN

On June 2, 2010, the Company’s Board of Directors adopted the KineMed, Inc. 2010 Equity Incentive Plan (the “Equity Incentive Plan”), and a majority of the stockholders approved the Equity Incentive Plan on June 17, 2010. The Equity Incentive Plan superseded and terminated the KineMed, Inc. 2001 Stock Option Plan (the “Stock Option Plan”), which was adopted in September, 2001. Stock options previously granted under the Stock Option Plan remain in effect, but after June 17, 2010, all stock options and other incentive grants were made under the Equity Incentive Plan.

The purpose of both the Equity Incentive Plan and the Stock Option Plan is to attract and retain highly skilled personnel for positions with substantial responsibility, provide additional incentive to employees, directors, and consultants, and promote the success of the Company’s business. The Board of Directors and its Compensation Committee are responsible for the administration of the program and determines the term, exercise price, and vesting terms of each option. Generally, the Company grants stock options to acquire a fixed number of shares of Common Stock, with terms of up to ten years and vesting periods of up to four years.

The following table summarizes option activity and related information for all grants:

(in thousands, except for share data)	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at December 31, 2010	18,393,252	9,679,982	$0.01	7.99	$—
Granted	(100,000)	100,000	0.03
Forfeited	1,403,106	(1,403,106)	0.01
Balance at December 31, 2011	19,696,358	8,376,876	$0.01	7.07	83
Increase in options available	10,000,000
Granted	(22,797,062)	22,797,062	0.04
Vested options exercised	—	(922,430)	0.01
Forfeited	623,041	(623,041)	0.03
Balance at December 31, 2012	7,522,327	29,628,467	$0.03	7.12	$149
Increase in options available	20,000,000
Granted	(9,974,000)	9,974,000	0.15
Vested options exercised	—	(11,420,798)	0.03
Forfeited	109,621	(109,621)	0.05
Balance at September 30, 2013	17,657,958	28,072,048	$0.07	8.30	$4,157
Exercisable at September 30, 2013(1)		28,072,048	$0.07	8.30	$4,157
Vested at September 30, 2013		13,094,185	$0.03	7.34	$1,750

(1)	Includes awards with early exercise provisions that permit optionee to exercise unvested options.

Under the terms of the Series AA Preferred Stock offering, total shares issued and outstanding under the program may not exceed 20% of the total fully diluted Common Stock of the Company.

The intrinsic values above represent the aggregate value of the total pre-tax intrinsic value based upon a Common Stock price of $0.03 and $0.16 at December 31, 2012 and September 30, 2013, respectively, and the contractual exercise prices.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

11. STOCK OPTION PLAN - (continued)

Stock-Based Compensation

The Company recognized stock-based compensation expense as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Stock compensation expense
Cost of revenue	$—	$14	$10	$14
Research and development	—	13	11	10
General and administrative	31	80	59	137
Total	$31	$107	$80	$161

The weighted-average grant date fair value of employee options granted during the years ended December 31, 2011 and 2012 was $0.01 and $0.01, respectively. As of December 31, 2012, there was $84,000 of unrecognized compensation cost related to employee and non-employee stock options. This cost is expected to be recognized over a weighted-average period of 3.26 years. The weighted average grant date fair value of employee options granted during the nine months ended September 30, 2013 was $0.15. As of September 30, 2013 there was $1,061,000 of unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 3.15 years.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. This model requires the use of the following assumptions: (i) expected volatility in the fair value of the Company’s Common Stock over the expected life of the awards, which is based on the Company’s peer group in the industry in which the Company conducts business; (ii) expected life of the option award, which is calculated using the “simplified” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 107 and takes into consideration the grant’s contractual life and vesting period, because the Company lacks relevant historical data due to its limited historical experience; (iii) expected dividend yield, which is assumed to be 0% as the Company has not paid and does not anticipate paying dividends on its common stock; and (iv) risk-free interest rates, which are based on the U.S. Treasury yield curve in effect at the time of the grant with maturities equal to the grant’s expected life. In addition, the Company also estimates the number of options that are expected to vest, and accordingly applies an estimated forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Further, to the extent the Company’s actual forfeiture rate is different from management’s estimate, stock-based compensation is adjusted accordingly.

The Company used the following assumptions in calculating the fair value of options granted to employees:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)	(unaudited)
Expected term (years)	5.2 to 6.1	5.0 to 7.5	5.0 to 7.5	5.3 to 6.0
Expected volatility	50% to 53%	48% to 55%	48% to 55%	53% to 65%
Risk-free interest rate	1.7% to 2.4%	0.6% to 1.4%	0.6% to 1.4%	0.7% to 2.1%
Expected dividend yield	0%	0%	0%	0%

In accordance with accounting guidance for stock-based compensation, the Company periodically re-measures the fair value of the stock option grants to non-employees and recognized the related income or

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

11. STOCK OPTION PLAN - (continued)

expense during their vesting period. Expense recognized for consultant stock options was immaterial for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively. Consultant stock option expense is included within general and administrative expense in the statements of operations and comprehensive loss.

Stock Options Exercised Early

The Company allows employees to exercise options prior to vesting under a stock repurchase agreement. Under this agreement and upon termination of employment or consulting services, unvested exercised shares are subject to repurchase by the Company at the exercise price. The consideration received for the exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liability is reclassified into equity on a ratable basis as the shares vest. There were options for 2,016,337 and 1,224,758 shares that were exercised and unvested at December 31, 2011 and 2012, respectively, and 9,856,015 shares that were exercised and unvested at September 30, 2013. These shares, which are subject to a repurchase right held by the Company, are included in issued and outstanding shares as of December 31, 2011 and 2012, and September 30, 2013.

12. MAJOR CUSTOMERS

During the year ended December 31, 2011, the Company derived revenue from three customers of $2,609,000, $1,523,000, and $758,000. During the year ended December 31, 2012, the Company derived revenue from two customers of $2,393,000 and $829,000. During the nine months ended September 30, 2012, the Company derived revenue from three customers of $1,907,000, $386,000, and $341,000. During the nine months ended September 30, 2013, the Company derived revenue from two customers of $1,785,000 and $1,090,000. These customers had an aggregate amount of $799,000, $2,816,000, and $1,830,000 in deferred revenue as of December 31, 2011 and 2012 and as of September 30, 2013, respectively; and $0, $25,000, and $0 in accounts receivable as of December 31, 2011 and 2012 and as of September 30, 2013, respectively. In addition, substantially all of the Company’s grant revenues came from one foundation in 2012 and the National Institutes of Health in 2011. The Company depends on its relationships with existing customers and its ability to generate revenue by developing new business relationships.

13. INCOME TAXES

The Company has incurred net operating losses since inception and, consequently, has not recorded any income tax expense. No income tax expense was recorded for the years ended December 31, 2011 and 2012 due to operating losses.

The difference between the income tax benefit and the amount computed by applying the federal statutory income tax rate to the loss before income taxes is as follows:

	Year Ended December 31,
(in thousands)	2011	2012
Statutory federal income tax rate	$(274)	$(1,087)
State income taxes, net of federal tax benefits	(106)	(181)
Convertible note adjustments	—	25
Stock-based compensation	—	12
Tax credits	(60)	—
Other	—	20
Valuation allowance	440	1,211
Tax provision	$—	$—

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

13. INCOME TAXES - (continued)

Significant components of the Company’s net deferred tax assets and liabilities at December 31, 2011 and 2012 are as follows:

	Year Ended December 31,
(in thousands)	2011	2012
Net operating loss	$16,947	$17,889
Research and development credits	2,066	2,155
Intangibles	350	549
Stock-based compensation	306	314
Deferred revenue	153	181
Reserves and accruals	134	88
Other	1	—
Fixed assets	(9)	(16)
Net deferred tax assets	19,948	21,160
Valuation allowance	(19,948)	(21,160)
	$—	$—

The deferred income tax assets have been fully offset by a valuation allowance, as realization is dependent on future earnings, if any, the timing and amount of which are uncertain. The net valuation allowance increased by $440,000 and $1,212,000 during the years ended December 31, 2011 and 2012, respectively. As of December 31, 2012, the Company had federal net operating loss carryforwards of $45,158,000 and state net operating loss carryforwards of $43,450,000. The Federal net operating loss carryforward begins expiring in 2021, and the state net operating loss carryforward began expiring in 2011. The Company also had federal research and development tax credit carryforwards of $1,626,000. If not utilized, the carryforwards will expire beginning in 2022. The Company has state research and development credit carryforwards of $1,890,000 which do not expire.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to past and future ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The Company has not performed a change in ownership analysis since its formation and, accordingly, some or all of its net operating loss and tax carryforwards may not be available to offset future taxable income, if any. Even if the loss or credit carryforwards are available, they may be subject to substantial annual limitations resulting from past ownership changes, and ownership changes occurring after December 31, 2012, that could result in the expiration of the net operating loss and tax credit carryforwards before they are utilized.

The Company files income tax returns in the U.S. federal and California state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by authorities for tax years 2001 through 2012 due to net operating losses that are being carried forward for tax purposes.

Uncertain income tax positions

The Company only recognizes the tax benefits if it is more likely than not to be sustained upon audit by the relevant taxing authority based upon its technical merits. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. The total amount of unrecognized tax benefits as of December 31, 2012, is $879,000 and relates to research and development credits. If recognized, none of the unrecognized tax benefits would affect the effective tax rate.

KINEMED, INC.

NOTES TO THE FINANCIAL STATEMENTS

13. INCOME TAXES - (continued)

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at December 31, 2011	$834
Tax positions related to the current year:
Additions	45
Tax positions related to the prior year:
Reductions	—
Settlements	—
Lapses in statute	—
Balance at December 31, 2012	$879

The Company’s policy is to recognize interest and penalties related to income tax matters and income tax expense. The Company had no accrued interest or penalties at December 31, 2011 and 2012 and has recognized no interest or penalties in the statements of operations and comprehensive loss through the year ended December 31, 2012.

14. SUBSEQUENT EVENTS

See Note 5 License Agreements for discussion regarding the subsequent amendment to one of the Company's licensing agreements.

The Company has received additional deposits of $600,000 for the purchase of Series CC Preferred.

The Company evaluated subsequent events through November 14, 2013, the date the financial statements were available to be issued.

        Shares
Common Stock

PROSPECTUS

Aegis Capital Corp

            , 2014

Through and including            , 2014 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates, except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

AMOUNT
SEC registration fee		$6,221.04
FINRA filing fee		7,745
NASDAQ Global Market listing fee		150,000
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation, in its certificate of incorporation, may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derived an improper personal benefit;
•	act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of the director’s duty of loyalty to the corporation or its stockholders.

Section 145(a) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that, if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection with such action.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

We have entered into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our amended and restated bylaws. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

We have entered into an underwriting agreement, which provides for indemnification by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act, and the consideration, if any, received by us for such securities:

(1)	Between August 23, 2011 and March 8, 2012, we issued and sold to accredited investors an aggregate of 44,387,232 shares of our Series BB convertible preferred stock in exchange for cash at a price per share of $0.10 for gross proceeds of $4.4 million. Each share of Series BB convertible preferred stock will convert into one share of our common stock upon completion of this offering.
(2)	Between August 20, 2013 and September 30, 2013 we issued and sold to accredited investors an aggregate of 22,877,141 shares of our Series CC convertible preferred stock in exchange for cash at a price per share of $0.15 for gross proceeds of $3.4 million. Each share of Series CC convertible preferred stock will convert into 1.2 shares of our common stock upon completion of this offering.
(3)	Between November 15, 2010 and November 15, 2013, we issued an aggregate of 13,292,974 shares of our common stock at prices ranging from $0.01 to $0.07 per share to certain of our employees and directors pursuant to the exercise of stock options under the 2001 Plan and the 2010 Plan.
(4)	Between December 3, 2012 and May 31, 2013, we issued convertible promissory notes to accredited investors for an aggregate principal amount of $3.5 million. On September 30, 2013, the notes automatically converted into shares of our Series CC convertible preferred stock.

(5)	Between December 3, 2012 and May 31, 2013, in connection with a bridge financing, we granted warrants to purchase approximately 6,924,200 shares of our common stock issuable upon exercise of warrants to accredited investors at an exercise price of $0.15 per share, which are expected to remain outstanding upon completion of this offering.
(6)	Between August 23, 2011 and March 8, 2012, in connection with the Series BB convertible preferred stock offering, we granted warrants to purchase approximately 11,096,808 shares of our common stock issuable upon exercise of the warrants to accredited investors at an exercise price of $0.10 per share, which will expire upon completion of this offering if not exercised.
(7)	Between November 15, 2010 and November 15, 2013, we have granted stock options to purchase an aggregate of 34,371,062 shares of our common stock with exercise prices ranging from $0.03 to $0.16 per share, to our employees and directors pursuant to the 2001 Plan and the 2010 Plan.

We deemed the offers, sales and issuances of the securities described in paragraphs (1) through (6) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including for the securities described in paragraphs (1), (2) and (4) through (6), Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described in paragraph (7) above and the issuance of shares discussed in paragraph (3) above, except to the extent described above as exempt pursuant to Section 4(a)(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	The registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, in the State of California, on this    day of   , 20  .

KINEMED, INC.

By:	David Fineman Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints David Fineman and Marc Hellerstein and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto, and any subsequent registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
David M. Fineman	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Karen S. Carothers	Vice President, Finance and Treasurer (Principal Financial and Accounting Officer)
Mark K. Hellerstein, M.D., Ph.D.	President, Chief Scientific Officer and Director
Charles J. Casamento	Director
Robert E. Curry, Ph.D.	Director
K. Peter Hirth, Ph.D.	Director
James S. J. Manuso, Ph.D.	Director
Henry C. Settle, Jr.	Director

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the company, as currently in effect.
3.2	Bylaws of the company, as currently in effect.
3.3*	Amended and Restated Certificate of Incorporation of the company, to be in effect immediately prior to the completion of this offering.
3.4*	Amended and Restated Bylaws of the company, to be in effect immediately prior to the completion of this offering.
4.1*	Specimen Common Stock Certificate of the company.
4.2	Form of Warrant to purchase Common Stock in connection with the bridge loan financing in December 2012 and May 2013.
4.3	Warrant to purchase Common Stock issued in connection with a placement agent agreement, dated as of May 31, 2013.
5.1*	Opinion of Hogan Lovells US LLP.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.1	Series CC Preferred Stock Investors’ Rights Agreement by and among the company and the investors named therein, dated as of August 20, 2013.
10.2+	2001 Stock Option Plan.
10.3+	Form of Option Agreement under 2001 Stock Option Plan.
10.4+	2010 Stock Plan.
10.5+	Form of Option Agreement under 2010 Stock Plan.
10.6+*	2014 Omnibus Incentive Plan.
10.7+*	Form of Incentive Stock Option Agreement under 2014 Omnibus Incentive Plan.
10.8+*	Form of Non-Qualified Option Agreement under 2014 Omnibus Incentive Plan.
10.9+	Form of Indemnification Agreement by and between the company and each of its directors and officers.
10.10†*	Exclusive License by and between the company and the Regents of the University of California, dated as of February 16, 2001.
10.11†*	First Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of June 15, 2002.
10.12†*	Second Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of October 15, 2002.
10.13†*	Third Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of March 25, 2003.
10.14†*	Fourth Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of November 6, 2003.
10.15†*	Fifth Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of March 1, 2004.
10.16†*	Sixth Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of September 22, 2005.
10.17†*	Seventh Amendment to the Exclusive License by and between the company and the Regents of the University of California, dated as of April 11, 2011.
10.18†*	Collaboration and License Agreement by and between the company and Glaxo Group Limited, dated as of June 12, 2012.
10.19	Office Lease by and between the company and Emery Station Associates II, LLC, dated as of May 5, 2002.
10.20	First Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of June 27, 2003.
10.21	Second Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of December 1, 2004.
10.22	Revised Third Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of February 28, 2005.
10.23	Revised Fourth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of March 15, 2005.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.24	Seventh Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of May 1, 2009.
10.25	Eighth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of July 31, 2010.
10.26	Ninth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of February 10, 2011.
10.27	Tenth Amendment to Office Lease by and between the company and Emery Station Associates II, LLC, dated as of April 1, 2013.
10.28	Lease by and between the company and E S East, LLC, dated as of October 20, 2010.
10.29	First Amendment to Lease by and between the company and E S East, LLC, dated as of July 1, 2012.
10.30	Second Amendment to Lease by and between the company and E S East, LLC, dated as of June 15, 2013.
23.1	Consent of OUM & Co. LLP.
23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.